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Exhibit 99.2

PROXY STATEMENT OF THE COMPANY

December 7, 2015

Shareholders of Jiayuan.com International Ltd.
Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

        You are cordially invited to attend an extraordinary general meeting of shareholders of Jiayuan.com International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), to be held on December 29, 2015 at 10:00 a.m. (Hong Kong time). The meeting will be held at the offices of Paul Hastings LLP, 22/F Bank of China Tower, 1 Garden Road, Central, Hong Kong. The accompanying notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be considered and voted on at the extraordinary general meeting, including at any adjournment thereof.

        The Company has entered into an Agreement and Plan of Merger, dated as of December 7, 2015, with LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), and FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Subsidiary"). Such Agreement and Plan of Merger, as may be amended and restated from time to time, is referred to herein as the "Merger Agreement." Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into the Company (the "Merger"), in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Islands Companies Law") with the Company continuing as the Surviving Company (the "Surviving Company") and becoming a wholly-owned subsidiary of Parent.

        The purpose of the extraordinary general meeting is for you and the other shareholders of the Company to consider and vote upon a proposal to authorize and approve the Merger Agreement and the Plan of Merger required to be filed with the Registrar of Companies of the Cayman Islands (the "Cayman Registrar") in connection with the Merger (the "Plan of Merger"), and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.

        Merger Subsidiary and Parent were formed solely for the purpose of the Merger and are indirect, wholly-owned subsidiaries of Baihe Network Co., Ltd., a joint-stock company incorporated under the laws of the People's Republic of China ("Baihe").

        Under the Company's amended and restated memorandum and articles of association, each of our ordinary shares, par value US$0.001 per share (each, a "Share", and collectively, "Shares") is entitled to one vote. If the Merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by Baihe and the Company's American depositary shares ("ADSs"), every two ADSs representing three Shares, will no longer be listed on the NASDAQ Global Select Market ("NASDAQ") and the ADS program for the Shares will terminate.

        If the Merger is completed, each Share, including Shares represented by the ADSs, but excluding Shares held by the Company as treasury Shares ("Treasury Shares") and Shares held by the ADS Depositary (as defined below) and reserved for issuance upon exercise of Share Options (as defined below) or vesting of Company RSs under the Company Incentive Plan (as defined below) ("Depositary Reserved Shares", and together with the Treasury Shares, the "Excluded Shares"), Company RSs (as defined below) and Dissenting Shares (as defined below), issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be cancelled and cease to exist in exchange for the right to receive US$5.04 (the "Per Share Merger Consideration") and each issued and outstanding ADS will be cancelled in exchange for the right to receive US$7.56 (the "Per ADS Merger Consideration"), in each case, in cash without interest. Pursuant to the terms of the Deposit Agreement dated as of May 16, 2011, among the Company, Citibank, N.A. (the "ADS Depositary") and the holders and beneficial owners of ADSs issued thereunder (the "Deposit Agreement"), the ADS holders will be required to pay to the ADS Depositary any applicable fees and charges of and expense and government charges (other than withholding Taxes if any) due to or incurred by the ADS Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to the ADS holders.

        In addition to the foregoing, at the Effective Time, (a) the Company will terminate the Company's 2007 Company Incentive Plan, as amended and restated (the "Company Incentive Plan"), (b) each outstanding option to purchase Shares, whether or not exercisable or vested (each, a "Share Option"), will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the excess of Per Share Merger Consideration over the exercise price payable per Share under such Share Option, in cash, without interest and net of any applicable withholding taxes, (c) each outstanding restricted Share issued or reserved for issuance by the Company, and each award of any restricted Shares granted, under the Company Incentive Plan, whether or not the restrictions over which have lapsed on or prior to the closing date ("Company RS"), will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the Per Share Merger Consideration, in cash, without interest and net of any applicable withholding taxes, and (d) each Excluded Share will be cancelled and cease to exist for no payment.

        A special committee (the "Special Committee") of the board of directors of the Company (the "Board"), composed solely of directors who are unaffiliated with Baihe, or any member of the management of the Company, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. At a meeting on December 6, 2015, the Special Committee, after due consideration, unanimously (a) determined that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, were fair to, and in the best interests of, the Company and its shareholders and ADS holders (such shareholders and ADS holders, the "Holders"), (b) declared advisable the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (c) recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

        At a meeting on December 6, 2015, the Board, acting upon the unanimous recommendation of the Special Committee, unanimously (a) determined that it was fair to, advisable and in the best interests of the Company and the Holders to consummate the Transactions, including the Merger, (b) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the guarantee by Baihe in favor of the Company (the "Guarantee") pursuant to which Baihe has guaranteed in favor of the Company the obligations of Parent and Merger Subsidiary under the Merger Agreement, and (c) resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval.

        The Board unanimously recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger and the amendment of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each to US$50,000 divided into

50,000,000 ordinary shares of a par value of US$0.001 each (the "Variation of Capital"), and the replacing of the existing memorandum and articles of association in their entirety with a new memorandum and articles of association, a copy of which is attached as Appendix II to the Plan of Merger (the "Adoption of Amended M&A"), FOR the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

        The accompanying proxy statement provides detailed information about the Merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the United States Securities and Exchange Commission (the "SEC"), which are available for free at the SEC's website at www.sec.gov.

        Regardless of the number of Shares that you own, your vote is very important. The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are authorized, approved and adopted by a special resolution representing an affirmative vote of shareholders holding two-thirds or more of the voting power represented by the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting.

        Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Board has undertaken to demand poll voting at the meeting. Whether or not you plan to attend the extraordinary general meeting, please complete the accompanying proxy card, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card is December 27, 2015 at 10:00 a.m. (Hong Kong time). Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name. If you submit a signed proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, FOR the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

        As the record holder of the Shares represented by ADSs, the ADS Depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs at the close of business in New York City on December 8, 2015 (the "ADS Record Date"). The ADS Depositary must receive such instructions no later than 10:00 a.m. (New York City time) on December 23, 2015. If the ADS Depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the ADS Depositary is to vote the Shares represented by the holder's ADSs, the ADS Depositary will deem such holder of ADSs (unless otherwise specified in the notice distributed to holders of ADSs) to have instructed the ADS Depositary to vote in favor of the items set forth in such voting instructions. If no voting instructions are received by the ADS Depositary from a holder of

ADSs with respect to the Shares represented by the holders' ADSs as of the ADS Record Date, the ADS Depositary has advised the Company that it will, as requested by the Company, not vote or attempt to exercise the right to vote any Share underlying such holder's ADSs. If you hold your ADSs in a brokerage, bank or other nominee account, you must follow the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

        Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become holders of Shares prior to the close of business in the Cayman Islands on December 17, 2015 (the "Share Record Date"). An ADS holder who wishes to cancel its ADSs needs to make arrangements to deliver the ADSs (or to the extent ADSs are certificated, the certificates evidencing such ADSs) to the ADS Depositary for cancellation before 3:00 p.m. (New York City time) on December 15, 2015 together with (a) delivery instructions for the corresponding Shares (including the name and address of the person who will be the registered holder of such Shares), (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled pursuant to the Deposit Agreement) and any applicable taxes, and (c) a certification that the ADS holder either (i) held the ADSs as of the ADS Record Date and has not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled, or has given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting or (ii) did not hold the ADSs as of the ADS Record Date and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, please contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS Depositary will arrange for Citibank, N.A.—Hong Kong branch, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to make a request to the Company's Cayman Principal Share Registrar at Maples Fund Services (Asia) Limited, 5301, 53rd Floor, The Centre, 99 Queen's Road Central, Hong Kong, to issue and mail a certificate to your attention. If the Merger is not completed, the Company would continue to be a public company in the United States and the ADSs would continue to be listed on NASDAQ. Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the Merger is not completed and you wish to be able to sell your Shares on a stock exchange, you would need to deposit your Shares into the Company's ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs and applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

        Shareholders who elect to dissent from the Merger will have the right to receive payment of the fair value of their Shares if the Merger is completed, but only if they deliver to the Company, before the vote for the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters' rights, which is attached as Annex D to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters' rights with respect to your Shares.

        ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS' RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS' RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS

THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS' RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY'S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY'S REGISTER OF MEMBERS, CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE CORRESPONDING SHARES) BEFORE 3:00 P.M. (NEW YORK CITY TIME) ON DECEMBER 15, 2015 AND BECOME REGISTERED HOLDERS OF SHARES PRIOR TO 10:00 A.M. (HONG KONG TIME) ON DECEMBER 29, 2015. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS' RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WOULD CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND THE ADSs WOULD CONTINUE TO BE LISTED ON NASDAQ. SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELLED HIS, HER OR ITS ADSs TO EXERCISE DISSENTERS' RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY'S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs AND APPLICABLE SHARE TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

        Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

        If you have any questions, need assistance voting your Shares or wish to request a copy of this proxy statement, please call Ms. Sonora Ma at the Company at +86 (10) 6442-2321 or by email at ir@jiayuan.com.

        Thank you for your cooperation and continued support.

Sincerely,
/s/ Yongqiang Qian Yongqiang Qian Chairman of the Board

        The accompanying proxy statement is dated December 7, 2015, and is first being mailed to the Company's shareholders and ADS holders on or about December 18, 2015 and December 11, 2015, respectively.

v

JIAYUAN.COM INTERNATIONAL LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 29, 2015

Dear Shareholder:

        Notice is hereby given that an extraordinary general meeting of the shareholders of Jiayuan.com International Ltd. (referred to herein alternately as "the Company," "us," "we" or other terms correlative thereto), will be held on December 29 at 10:00 a.m. (Hong Kong time) at the offices of Paul Hastings LLP, 22/F Bank of China Tower, 1 Garden Road, Central, Hong Kong.

        Only registered holders of ordinary shares of the Company, par value US$0.001 per share (each, a "Share"), at the close of business in the Cayman Islands on December 17, 2015 (the "Share Record Date") or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment thereof. At the extraordinary general meeting, you will be asked to consider and vote upon the following resolutions:

  •
  as special resolutions:

  THAT the Agreement and Plan of Merger, dated as of December 7, 2015 (as amended and restated from time to time, the "Merger Agreement"), among LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Subsidiary"), and the Company (the Merger Agreement being in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting), the Plan of Merger (the "Plan of Merger") required to be registered with the Registrar of Companies in the Cayman Islands (the Plan of Merger being in the form attached as Annex B to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Subsidiary with and into the Company, with the Company continuing as the surviving company (the "Surviving Company") and becoming a wholly-owned subsidiary of Parent (the "Merger"), and any and all transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including without limitation (i) the Merger, (ii) the amendment of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each to US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each (the "Variation of Capital"), and (iii) the replacing of the existing memorandum and articles of association of the Company in their entirety with a new amended and restated memorandum and articles of association, a copy of which is attached as Appendix II to the Plan of Merger (the "Adoption of Amended M&A"), be authorized, approved and adopted; and

  THAT the directors of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

  •
  if necessary, as an ordinary resolution:

  THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

        Please refer to the accompanying proxy statement, which is attached to and made a part of this notice. A list of the Company's shareholders will be available at its principal executive offices at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People's

Republic of China (the "PRC"), during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

        After careful consideration and acting upon the unanimous recommendation made on December 6, 2015 of a special committee (the "Special Committee") of the board of directors of the Company (the "Board"), composed solely of directors who are unaffiliated with Baihe Network Co., Ltd., a joint-stock company incorporated under the laws of the PRC ("Baihe") or any member of the management of the Company, the Board on December 6, 2015 unanimously (a) determined that it was fair to, advisable and in the best interests of the Company, its shareholders and ADS holders to consummate the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, (b) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the guarantee by Baihe in favor of the Company (the "Guarantee") pursuant to which Baihe has guaranteed in favor of the Company obligations of Parent and Merger Subsidiary under the Merger Agreement, and (c) resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval. The Board unanimously recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, FOR the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

        Regardless of the number of Shares that you own, your vote is very important. The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are authorized, approved and adopted by a special resolution representing an affirmative vote of shareholders holding two-thirds or more of the voting power represented by the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting.

        Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. To be valid, your proxy card must be completed, signed and returned to the Company's offices at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the PRC, Attention: Investor Relations Department, no later than December 27, 2015 at 10:00 a.m. (Hong Kong time). The proxy card is the "instrument of proxy" as referred to in the Company's articles of association. Voting at the extraordinary general meeting will take place by poll voting as the chairman of the Board has undertaken to demand poll voting at the meeting. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card.

        Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

        If Shares are registered in your name (that is, you do not hold ADSs), and you abstain from voting or fail to cast your vote in person, your vote will not be counted. If you hold ADSs, and (1) you return your proxy card but fail to specify the manner in which Citibank, N.A., in its capacity as the ADS depositary (the "ADS Depositary") is to vote the Shares represented by your ADSs, the ADS Depositary will deem you (unless otherwise specified in the notice to holders of ADSs) to have instructed the ADS Depositary to vote in favor of the items set forth in the voting instructions; or (2) no voting instructions are received by the ADS Depositary from you with respect to the Shares represented by your ADSs as of the ADS Record Date, the ADS Depositary has advised the Company that it will, as requested by the Company, not vote or attempt to exercise the right to vote any Shares underlying your ADSs.

        When proxies are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such shareholders, such Shares will be voted "FOR" the proposals as described above, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

        If you own ADSs as of the close of business in New York City on December 8, 2015 (the "ADS Record Date") (and do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary and the holder of the Shares underlying your ADSs how to vote the Shares underlying your ADSs. The ADS Depositary must receive your instructions no later than 10:00 a.m. (New York City time) on December 23, 2015 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, you must follow the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote. Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the extraordinary general meeting directly if you cancel your ADSs and become a registered holder of the Shares underlying your ADSs prior to the close of business in the Cayman Islands on December 17, 2015. If you wish to cancel your ADSs for the purpose of voting Shares directly, you need to make arrangements to deliver your ADSs to the ADS Depositary for cancellation before 3:00 p.m. (New York City time) on December 15, 2015 together with (a) delivery instructions for the corresponding Shares (including the name and address of the person who will be the registered holder of such Shares), (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled pursuant to the Deposit Agreement (dated as of May 16, 2011, among the Company, the ADS Depositary and the holders and beneficial owners of ADSs issued thereunder (the "Deposit Agreement")) and any applicable taxes, and (c) a certification that you either (i) held the ADSs as of the ADS Record Date and have not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled or have given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertake not to vote the corresponding Shares at the extraordinary general meeting or (ii) did not hold the ADSs as of the ADS Record Date and undertake not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, please contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to cancel the ADSs on your behalf.

        Shareholders who dissent from the Merger will have the right to seek payment of the fair value of their Shares if the Merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters' rights, which is attached as Annex D to the accompanying proxy statement. The fair value of their Shares as determined under that statute could be more than, the same as or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters' rights with respect to their Shares.

        ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS' RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS' RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS' RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY'S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY'S REGISTER OF MEMBERS, CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE CORRESPONDING SHARES) BEFORE 3:00 P.M. (NEW YORK CITY TIME) ON DECEMBER 15, 2015 AND BECOME REGISTERED HOLDERS OF SHARES PRIOR TO 10:00 A.M. (HONG KONG TIME) ON DECEMBER 29, 2015. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS' RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WOULD CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND THE ADSs WOULD CONTINUE TO BE LISTED ON NASDAQ. SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELLED HIS, HER OR ITS ADSs TO EXERCISE DISSENTERS' RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY'S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs AND APPLICABLE SHARE TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

        PLEASE DO NOT SEND YOUR SHARE CERTIFICATES OR CERTIFICATES EVIDENCING ADSs ("ADRs") AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES OR ADRs.

        If you have any questions, need assistance voting your Shares or wish to request a copy of this proxy statement, please call Ms. Sonora Ma at the Company at +86 (10) 6442-2321 or by email at ir@jiayuan.com.

        The Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are described in the accompanying proxy statement. Copies of the Merger Agreement and the Plan of Merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

Notes:

  1.
  In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company.

  2.
  The instrument appointing a proxy must be in writing under the hand of the appointer or of his or her attorney duly authorized in writing or, if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorized. The deadline to return proxies to the Company's offices at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the PRC is 10:00 A.M. (Hong Kong time) on December 27, 2015.

  3.
  A proxy need not be a member (registered shareholder) of the Company.

  4.
  The chairman of the extraordinary general meeting may at his or her discretion direct that a proxy card will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

  5.
  Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share or Shares in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer was received by the Company at the Company's registered office and at the principal executive offices of the Company at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the PRC at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

BY ORDER OF THE BOARD OF DIRECTORS,
/s/ Yongqiang Qian Chairman of the Board
December 7, 2015

x

PROXY STATEMENT
Dated December 7, 2015

SUMMARY VOTING INSTRUCTIONS

        Ensure that your shares of Jiayuan.com International Ltd. can be voted at the extraordinary general meeting by submitting your proxy or contacting your broker, bank or other nominee.

        If your shares are registered in the name of a broker, bank or other nominee:    check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting.

        If your shares are registered in your name:    submit your proxy as soon as possible (but in any event prior to 10:00 A.M. (Hong Kong time) on December 27, 2015) by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the extraordinary general meeting in accordance with your instructions.

        If you submit your signed proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

        If your ADSs are registered in the name of a broker, bank or other nominee:    check the ADS voting instructions card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that the shares represented by your ADSs are voted at the extraordinary general meeting.

        If your ADSs are registered in your name:    submit your ADS voting instructions card as soon as possible by signing, dating and returning the enclosed ADS voting instructions card in the enclosed postage-paid envelope, so that the shares represented by your ADSs can be voted at the extraordinary general meeting by the ADS Depositary, as the registered holder of the shares represented by your ADSs.

        If you submit your ADS voting instructions card without indicating how you wish to vote, the shares represented by your ADSs will be voted in favor of the resolutions to be proposed at the extraordinary general meeting.

SUMMARY TERM SHEET

        This "Summary Term Sheet" and the "Questions and Answers About the Extraordinary General Meeting and the Merger" highlight selected information contained in this proxy statement regarding the Merger (as defined below) and may not contain all of the information that may be important to your consideration of the Merger (as defined below) and other transactions contemplated by the Merger Agreement (as defined below). You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in "Where You Can Find More Information" beginning on page 88. In this proxy statement, the terms "the Company," "us," "we" or other terms correlative thereto refer to Jiayuan.com International Ltd. All references to "dollars" and "US$" in this proxy statement are to U.S. dollars, and all references to "RMB" in this proxy statement are to Renminbi, the lawful currency of the People's Republic of China (the "PRC").

The Parties Involved in the Merger

  The Company

        We operate the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China's rapidly growing urban singles population. As a pioneer in China's online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.3 million monthly active user accounts in the third quarter of 2015.

        We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our principal executive offices are located at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the PRC. Our telephone number at this address is +86 (10) 6442-2321.

        For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 16, 2015, which is incorporated herein by reference. See "Where You Can Find More Information" beginning on page 88 for a description of how to obtain a copy of our Annual Report.

  Parent

        LoveWorld Inc. ("Parent"), a Cayman Islands exempted company with limited liability, is a holding company formed solely for the purpose of holding the equity interest in Merger Subsidiary and completing the Transactions (as defined below), including the Merger (as defined below). Parent is an indirect wholly-owned subsidiary of Baihe.

        The business address of Parent is c/o Baihe Network Co., Ltd., F/6 Block 3B Wangjing SOHO, Wangjing Futong East Street No. 1, Chaoyang District, Beijing, the PRC. Its business telephone number is +86 (10) 5820-8188.

  Merger Subsidiary

        FutureWorld Inc. ("Merger Subsidiary"), a Cayman Islands exempted company with limited liability and wholly owned by Parent, was formed by Parent solely for the purpose of effecting the Merger.

        The business address of Merger Subsidiary is c/o Baihe Network Co., Ltd., F/6 Block 3B Wangjing SOHO, Wangjing Futong East Street No. 1, Chaoyang District, Beijing, the PRC. Its business telephone number is +86 (10) 5820-8188.

  Baihe

        Baihe is a joint-stock company listed on the National Equities Exchange and Quotations of the PRC. The business address of Baihe is F/6 Block 3B Wangjing SOHO, Wangjing Futong East Street No. 1, Chaoyang District, Beijing, the PRC. Its business telephone number is +86 (10) 5820-8188.

  Buyer Group Parties

        Baihe, Parent, Merger Subsidiary and their respective affiliates are referred to in this proxy statement as the "Buyer Group Parties".

The Merger Agreement (Page 59)

        The Company, Parent and Merger Subsidiary entered into an Agreement and Plan of Merger on December 7, 2015 (as amended and restated from time to time, the "Merger Agreement"). Pursuant to the Merger Agreement, once the Merger Agreement and Plan of Merger attached as Appendix I to the Merger Agreement (the "Plan of Merger") are approved by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the Merger Agreement and the Plan of Merger (the "Transactions") are satisfied or waived in accordance with the terms thereof, Merger Subsidiary will be merged with and into the Company (the "Merger") and cease to exist, with the Company continuing as the surviving company (the "Surviving Company"). You are being asked to vote upon a proposal to authorize and approve the Transactions, including the Merger.

        Following completion, and as a result of, the Merger, the Company, as the Surviving Company, will continue to do business under the name "Jiayuan.com International Ltd." and will be a wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Baihe. If the Merger is completed, the Company will cease to be a publicly traded company.

        Copies of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the legal documents that govern the Merger.

Merger Consideration (Page 59)

        Under the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each issued and outstanding ordinary share of the Company, par value US$0.001 per share (each, a "Share") other than the Shares held by the Company as treasury Shares ("Treasury Shares") and Shares held by the ADS Depositary (as defined below) and reserved for issuance upon exercise of Share Options (as defined below) or vesting of Company RSs under the Company Incentive Plan (as defined below) ("Depositary Reserved Shares", and together with the Treasury Shares, the "Excluded Shares"), Company RSs (as defined below), and Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law (the "Dissenting Shares") will be cancelled and cease to exist in exchange for the right to receive consideration of US$5.04 in cash per Share, without interest (the "Per Share Merger Consideration"), net of any applicable withholding taxes; each outstanding American depositary share of the Company ("ADS"), will be cancelled and cease to exist in exchange for the right to receive consideration of US$7.56 in cash per ADS, without interest (the "Per ADS Merger Consideration") (less US$ 0.05 per ADS cancellation fee pursuant to the Deposit Agreement (dated as of May 16, 2011, among the Company, the ADS Depositary and the holders and beneficial owners of ADSs issued thereunder (the "Deposit Agreement")), net of any applicable withholding taxes; each Excluded Share will be cancelled and cease to exist without payment of any consideration or distribution therefor; and each Dissenting Share will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Islands Companies Law, which will be cancelled and cease to exist following payment of the fair value of such Shares as determined in accordance with Section 238 of the Cayman Islands Companies Law, and from the Effective Time such holders of the Dissenting Shares shall cease to have any rights of a shareholder of the Company except the right to be paid the fair value of such Shares. See "Dissenters' Rights" beginning on page 76 for additional information.

        At the Effective Time, each ordinary share, par value US$0.001 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.001 per share, of the Surviving Company, and such shares will constitute the only issued and outstanding share capital of the Surviving Company. As a result, current shareholders and ADS holders of the Company will no longer have any equity interest in, or be shareholders or ADS holders of, the Company upon completion of the Merger.

Treatment of Share Options and Company RSs (Page 60)

        At the Effective Time, (a) the Company will terminate the Company's 2007 Company Incentive Plan, as amended and restated (the "Company Incentive Plan"), (b) each outstanding option to purchase Shares, whether or not exercisable or vested ("Share Options"), will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the excess of Per Share Merger Consideration over the exercise price payable per Share under such Share Option, in cash, without interest and net of any applicable withholding taxes, and (c) each outstanding restricted Share issued or reserved for issuance by the Company, and each award of any restricted Share, under the Company Incentive Plan, whether or not the restrictions over which have lapsed on or prior to the closing date ("Company RS"), will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the Per Share Merger Consideration, in cash, without interest and net of any applicable withholding taxes.

Guarantee

        Concurrently with the execution and delivery of the Merger Agreement on December 7, 2015, Baihe has executed and delivered a guarantee dated as of December 7, 2015 in favor of the Company (the "Guarantee") pursuant to which Baihe has guaranteed in favor of the Company the obligations of Parent and Merger Subsidiary under the Merger Agreement. A copy of the Guarantee is attached as Annex E to this proxy statement and is incorporated herein by reference.

Purposes and Effects of the Merger (Page 38)

        The purpose of the Merger is to enable Parent to acquire 100% control of the Company in a transaction in which the holders of the Shares of the Company and ADSs will be cashed out in exchange for the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable. See "Special Factors—Purposes of and Reasons for the Merger" beginning on page 38 for additional information.

        ADSs representing Shares are currently listed on the NASDAQ Global Select Market ("NASDAQ") under the symbol "DATE." It is expected that, following the consummation of the Merger, the Company will cease to be a publicly traded company and will instead become a private company beneficially owned by Baihe. See "Special Factors—Effects of the Merger on the Company" beginning on page 39 for additional information.

Plans for the Company after the Merger (Page 41)

        Following the completion of the Merger, Baihe will indirectly own 100% of the equity interest in the Surviving Company. Baihe intends to operate the Surviving Company and its subsidiaries and operating companies independently, and maintain the Company's brands " " (Shiji Jiayuan) and " " (Jiayuan) as part of the Company's operation. Baihe and the Company will work together to build out integration plans and strategies to capitalize the synergies of the combination and to provide high-quality customer services with potentially integrating their marketing and promotional resources.

        Following the completion of the Merger and the anticipated deregistration of the ordinary shares of the Company and the ADSs, the Company will no longer be subject to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and NASDAQ compliance and reporting requirements and the related direct and indirect costs and expenses.

Recommendations of the Special Committee and the Board (Page 53)

        The special committee of the Board (the "Special Committee"), composed solely of directors who are unaffiliated with Baihe or any member of the management of the Company, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A. On December 6, 2015, the Special Committee, after due consideration, unanimously:

  •
  determined that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, were fair to and in the best interests of the Company and its shareholders and ADS holders (such shareholders and ADS holders, the "Holders");

  •
  declared advisable the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

  •
  recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

        ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AUTHORIZE AND APPROVE THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS, INCLUDING THE MERGER AND THE AMENDMENT OF THE AUTHORIZED SHARE CAPITAL OF THE COMPANY FROM US$100,000 DIVIDED INTO 100,000,000 ORDINARY SHARES OF A PAR VALUE OF US$0.001 EACH TO US$50,000 DIVIDED INTO 50,000,000 ORDINARY SHARES OF A PAR VALUE OF US$0.001 EACH, AND THE REPLACING OF THE EXISTING MEMORANDUM AND ARTICLES OF ASSOCIATION IN THEIR ENTIRETY WITH A NEW MEMORANDUM AND ARTICLES OF ASSOCIATION, A COPY OF WHICH IS ATTACHED AS APPENDIX II TO THE PLAN OF MERGER, FOR THE PROPOSAL TO AUTHORIZE THE DIRECTORS TO DO ALL THINGS NECESSARY TO GIVE EFFECT TO THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS, INCLUDING THE MERGER, AND FOR THE PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING IN ORDER TO ALLOW THE COMPANY TO SOLICIT ADDITIONAL PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT PROXIES RECEIVED AT THE TIME OF THE EXTRAORDINARY GENERAL MEETING TO PASS THE RESOLUTIONS TO BE PROPOSED AT THE EXTRAORDINARY GENERAL MEETING.

        For a detailed discussion of the material factors considered by the Special Committee and the Board in determining to recommend the approval of the Merger Agreement and the Plan of Merger and the approval of the Transactions, including the Merger, and in determining that the Merger is fair to, advisable and in the best interests of the Company and the Holders, see "Special Factors—Purposes of and Reasons for the Merger" beginning on page 38 and "Special Factors—Effects of the Merger on the Company—Primary Benefits and Detriments of the Merger" beginning on page 40 for additional information. The foregoing summary is qualified in its entirety by reference to these sections.

Financing of the Merger (Page 42)

        The Company and Baihe estimate that the total amount of funds necessary to complete the Transactions, including the Merger, will be approximately US$250 million, assuming no exercise of dissenters' rights by shareholders of the Company.

        Baihe expects this amount will be provided through the funds raised by Baihe in a private placement of its shares, or a bank loan as an alternative.

Opinion of Barclays, the Special Committee's Financial Advisor (Page 30)

        The Special Committee retained Barclays Bank PLC ("Barclays") to act as its independent financial advisor in connection with the Merger. At the meeting of the Special Committee on December 6, 2015, Barclays rendered its oral opinion, which was subsequently confirmed in writing, that, as of such date, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Barclays set forth in its opinion, the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, to be received in the Merger by holders of Shares of the Company or ADSs is fair, from a financial point of view, to such holders.

        See "Special Factors—Opinion of Barclays, the Special Committee's Financial Advisor" beginning on page 30 for additional information.

Interests of the Company's Executive Officers and Directors in the Merger (Page 42)

        In considering the recommendations of the Board, the Company's shareholders should be aware that certain of the Company's directors, executive officers and employees have interests in the transaction that are different from, and/or in addition to, the interests of the Company's shareholders and ADS holders generally. These interests include, among others:

  •
  the cash-out of in-the-money Share Options and cash-out of Company RSs held by the Company's directors and executive officers, including members of the Special Committee;

  •
  the continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the Surviving Company to current and former directors and officers of the Company;

  •
  the compensation of the members of the Special Committee in exchange for their services in such capacity at a rate of US$5,000 per month (in each case, the payment of which is not contingent upon the completion of the Merger or the Special Committee's or the Board's recommendation of the Merger);

  •
  immediately prior to the Effective Time, the Company will pay certain officers and employees of the accounting and finance departments of the Company, including the chief financial officer of the Company, cash bonuses not to exceed an aggregate of RMB1,000,000;

  •
  as promptly as practicable after the Effective Time, Baihe will adopt an equity incentive plan or amend its existing equity incentive plan as soon as reasonably practicable after the effective time of the Merger, pursuant to which Baihe shall grant to the continuing employees, on terms comparable to those provided by Baihe to its own similarly situated employees, (i) the right to purchase up to 35,000,000 ordinary shares of Baihe in the private placement by Baihe to its employees and (ii) options to purchase up to 50,000,000 ordinary shares of Baihe. For purposes of eligibility to participate and vesting in all benefits provided by Baihe, the continuing employees will be credited with their years of service with the Company and its subsidiaries; and

  •
  Baihe expects to employ Mr. Linguang Wu, our Chief Executive Officer, as co-chairman and co-chief executive officer of the Surviving Company.

        The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. See "Special Factors—Interests of Certain Persons in the Merger" beginning on page 42 for additional information.

No Solicitation of Acquisition Proposals (Page 67)

        The Merger Agreement restricts the ability of the Company and its subsidiaries until the Effective Time or, if earlier, the termination of the Merger Agreement, to solicit or engage in discussions or negotiations with third parties regarding Acquisition Proposals (as defined in the section entitled "The Merger Agreement—No Solicitation of Acquisition Proposals"). Subject to specified conditions and prior to obtaining the required shareholder authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Company may, however, provide information to a third party in response to an unsolicited proposal or offer regarding an Acquisition Proposal from a third party if the Board (acting upon recommendation of the Special Committee) determines that the proposal or offer could be expected to lead to a Superior Proposal (as defined in the section entitled "The Merger Agreement—No Solicitation of Acquisition Proposals"). See and read carefully "The Merger Agreement—No Solicitation of Acquisition Proposals" and "The Merger Agreement—No Change of Recommendation" beginning on page 67 and page 68, respectively.

Conditions to the Merger (Page 72)

        The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver of the following mutual conditions:

  •
  the Merger Agreement, the Plan of Merger and the Transactions including (i) the Merger; (ii) the Variation of Capital, and (iii) the Adoption of Amended M&A being authorized and approved by the holders of Shares of the Company at the extraordinary general meeting ("Shareholder Approval");

  •
  the shareholders of Baihe representing two-thirds or more of the voting rights of Baihe vote in favor of the approval of the Merger Agreement and Plan of Merger and the Transactions including the merger in a duly convened extraordinary general meeting of the shareholders of Baihe ("Parent Requisite Shareholder Vote"); and

  •
  no transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority prohibiting the consummation of the Merger.

        The obligations of Parent and Merger Subsidiary to consummate the Merger are also subject to the satisfaction, or waiver, of the following conditions:

  •
  the Company having performed in all material respects all of its obligations under the Merger Agreement to be performed by it on or prior to the Effective Time;

  •
  (a) representations and warranties of the Company set forth in the Merger Agreement regarding the Company's existence and power, capitalization, and authorization to enter into the Merger Agreement and consummate the Transactions (giving effect to all materiality or Material Adverse Effect (as defined in the section entitled "The Merger Agreement—Representations and Warranties") qualifications contained therein) being true and correct as of the date of the Merger Agreement and the closing date of the Merger (other than representations and warranties that by their terms address matters only as of such a specified other time, which must be true and correct as of such time) in all respects, except for de minimis inaccuracies, and (b) each of the other representations and warranties of the Company contained in the Merger Agreement (disregarding all materiality or Material Adverse Effect qualifications contained therein) being true and correct at and as of the Effective Time, as if made at and as of such time (other than representations and warranties that by their terms address matters only as of such a specified other time, which must be true and correct as of such time), with only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect on the Company;

  •
  since the date of the Merger Agreement, there not having occurred any Material Adverse Effect on the Company; and

  •
  Parent having received a certificate signed by an executive officer of the Company, certifying as to the satisfaction of the above conditions.

        The obligations of the Company to consummate the Merger are also subject to the satisfaction, or waiver by the Company, of the following conditions:

  •
  each of Parent and Merger Subsidiary having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the Merger Agreement prior to or at the Effective Time;

  •
  the representations and warranties of Parent and Merger Subsidiary contained in the Merger Agreement (disregarding all materiality or Material Adverse Effect qualifications contained therein) being true at and as of the Effective Time, as if made at and as of such time (other than representations and warranties that by their terms address matters only as of such a specified other time, which must be true and correct as of such time), with only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties; and

  •
  the Company having received a certificate, signed by a director of Parent, certifying as to the fulfillment of the above conditions.

Termination of the Merger Agreement (Page 74)

        The Merger Agreement may be terminated at any time prior to the Effective Time:

  •
  by mutual written consent of the Company and Parent, whether before or after the Shareholder Approval and / or the Parent Requisite Shareholder Vote are obtained;

  •
  by either the Company or Parent, upon (each as defined in the section entitled "The Merger Agreement—Termination of the Merger Agreement"):

  •
  a Termination Date Termination Event;

  •
  a Permanent Order Termination Event;

  •
  a No-Vote Termination Event of the Company; or

  •
  a No-Vote Termination Event of Baihe;

  •
  by Parent, at any time prior to the Effective Time, upon (each as defined in the section entitled "The Merger Agreement—Termination of the Merger Agreement"):

  •
  a Change in the Company Recommendation Termination Event; or

  •
  a Company Breach Termination Event;

  •
  by the Company, at any time prior to the Effective Time, upon (each as defined in the section entitled "The Merger Agreement—Termination of the Merger Agreement"):

  •
  a Superior Proposal Termination Event;

  •
  a Parent and Merger Subsidiary Breach Termination Event; or

  •
  a Parent and Merger Subsidiary Failure to Close Termination Event.

Termination Fee and Parent Deposit (Page 75)

        The Company is required to pay Parent a termination fee of RMB75,000,000 or its U.S. dollar equivalent in the event the Merger Agreement is terminated:

  •
  by Parent, pursuant to Change in the Company Recommendation Termination Event;

  •
  by the Company, pursuant to a Superior Proposal Termination Event; or

  •
  by either the Company or Parent pursuant to a Termination Date Event or No-Vote Termination Event of the Company, if after the date of the Merger Agreement and prior to such termination, (i) any acquisition or purchase, direct or indirect, of 50% or more of the consolidated assets of the Company and its subsidiaries or 50% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 50% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party's beneficially owning 50% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 50% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 50% or more of the consolidated assets of the Company is publicly announced or otherwise been communicated to the board of directors of the Company or its shareholders, and within 12 months following the date of such termination, the Company has entered into a definitive agreement with respect to any such transaction.

        Concurrently with the execution and delivery of the Merger Agreement, Baihe has deposited an amount of RMB150,000,000 with the Company (the "Parent Deposit). No later than two business days prior to the closing date of the Merger, Parent will deposit, or cause to be deposited, with the Company, an amount in cash in U.S. dollars (the "Substituted Parent Deposit") into which the Parent Deposit would be converted using the mid-point exchange rate for buying and selling announced by the PBOC Head Office as of the date on which the Substituted Parent Deposit is deposited with the Company. The Company will be entitled to retain the Parent Deposit, or the Substituted Parent Deposit, as the case may be, in the event the Merger Agreement is terminated:

  •
  by the Company pursuant to a Parent and Merger Subsidiary Breach Termination Event or Parent and Merger Subsidiary Failure to Close Termination Event;

  •
  by the Parent or Company pursuant to a No-Vote Termination Event of Baihe; or

  •
  by the Parent or Company pursuant to a Termination Date Event or Permanent Order Termination Event of the Company, if any applicable law in the PRC has prohibited, made illegal or enjoined the consummation of the Merger or any action by or in respect of, or filing with, any governmental authority in the PRC required in respect of the consummation of the Merger has not been completed, unless such applicable law or required action or filing resulted from a change in law or regulation in the PRC occurring after the date of the Merger Agreement.

        In the event the Merger Agreement is terminated by the Company or Parent pursuant to any other termination grounds, the Company is required to return the Parent Deposit or Substituted Parent Deposit, as the case may be, to Parent.

Regulatory Matters (Page 45)

        The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than the approvals, filings or notices required under the federal securities laws and the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Subsidiary as at the time of the filing of the Plan of Merger and notice of Merger published in the Cayman Islands Gazette.

Litigation Related to the Merger (Page 45)

        The Company is not aware of any lawsuit that challenges the Merger Agreement, the Plan of Merger or any of the Transactions, including the Merger.

Accounting Treatment of the Merger (Page 45)

        The Merger is expected to be accounted for by using the acquisition method in accordance with Accounting Standards Codification 805, "Business Combinations."

Market Price of the ADSs (Page 51)

        The closing price of the Company's ADSs as quoted by NASDAQ on March 2, 2015, the last trading day immediately prior to the Company's announcement on March 3, 2015 that it had received the Proposal (as defined in the section entitled "Special Factors—Background of the Merger" beginning on page 19), was US$5.13 per ADS. The consideration of US$7.56 per ADS to be paid in the Merger represents a premium of approximately 62.9% over that closing price and an approximately 58.7% premium over the volume-weighted average trading price of the ADSs during the 30 trading days prior to, and including, March 2, 2015.

Fees and Expenses (Page 75)

        Whether or not the Merger is completed, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the Merger Agreement.

Remedies (Page 76)

        The parties to the Merger Agreement may be entitled to the payment of a termination fee, retention of the Parent Deposit (or Substituted Parent Deposit) and/or the grant of specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or equity, as the case may be, subject to certain limitations as described under the section entitled "The Merger Agreement—Remedies" beginning on page 76.

        While the parties to the Merger Agreement may pursue both a grant of specific performance and monetary damages, upon payment of a termination fee or retention of the Parent Deposit, as the case may be, the remedy of specific performance will not be available against the party paying such amount.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL
MEETING AND THE MERGER

        The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the Merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:
When and where will the extraordinary general meeting be held?

A:
The extraordinary general meeting will take place on December 29, 2015, at 10:00 a.m. (Hong Kong time) at the offices of Paul Hastings LLP, 22/F Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Q:
What vote of the Company's shareholders is required to authorize and approve the Merger Agreement and the Plan of Merger?

A:
In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized, approved and adopted by a special resolution of the Company's shareholders, which requires an affirmative vote of shareholders holding two-thirds or more of the outstanding Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting.

  At the close of business in the Cayman Islands on December 17, 2015 (the "Share Record Date"), the record date for voting Shares at the extraordinary general meeting, 46,685,217 Shares are expected to be issued and outstanding and entitled to vote at the extraordinary general meeting.

Q:
What vote of the Company's shareholders is required to approve the proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies?

A:
The proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies must be authorized and approved by a simple majority affirmative vote, from shareholders voting in person or by proxy, at any general meeting where one or more shareholder present in person or by proxy and entitled to vote, holding in aggregate not less than a majority of the Shares issued and outstanding carrying a right to vote at such meeting.

Q:
How does the Board recommend that I vote on the proposals?

A:
After careful consideration and acting upon the unanimous recommendation of the Special Committee, made on December 6, 2015, the Board unanimously recommends that you vote:

•
FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A;

•
FOR the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

•
FOR the proposal to instruct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

  You should read "Special Factors—Purposes of and Reasons for the Merger" beginning on page 38 for a discussion of the factors that the Special Committee and the Board considered in deciding to recommend the approval of the Merger Agreement. In addition, in considering the recommendation of the Special Committee and the Board made on December 6, 2015 with respect to the Merger Agreement, you should be aware that some of the Company's directors, executive officers and employees have interests in the Merger that are different from, or in addition to, the interests of the Company's shareholders generally. See "Special Factors—Interests of Certain Persons in the Merger" beginning on page 42 for additional information.

Q:
Who is entitled to vote at the extraordinary general meeting?

A:
The Share Record Date is December 17, 2015. Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on the Share Record Date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof.

  The record date with respect to ADSs is December 8, 2015 (the "ADS Record Date"). Only ADS holders of the Company at the close of business in New York City on the ADS Record Date are entitled to instruct the ADS Depositary to vote at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs before 3:00 p.m. (New York City time) on December 15, 2015 and become a holder of Shares by the close of business on the Share Record Date.

Q:
What constitutes a quorum for the extraordinary general meeting?

A:
The quorum required for a general meeting of Shareholders consists of at least one or more Shareholders, present in person or by proxy and entitled to vote, holding in aggregate not less than a majority of the Shares issued and outstanding carrying a right to vote at such meeting.

Q:
When do you expect the Merger to be completed?

A:
We are working toward completing the Merger as quickly as possible and currently expect the Merger to close within the first quarter of 2016, after all conditions to the Merger have been satisfied or waived. In order to complete the Merger, we must obtain shareholder approval of the Merger at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

Q:
What happens if the Merger is not completed?

A:
If the Company's shareholders do not authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, or if the Merger is not completed for any other reason, the Company's shareholders will not receive any payment for their Shares or ADSs pursuant to the Merger Agreement, nor will the holders of any Share Options, Company RSs receive payment pursuant to the Merger Agreement. In addition, the Company will remain a publicly traded company. The ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ's listing requirements. In addition, the Company will remain subject to the reporting obligations of the SEC. Therefore, the Company's shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of Shares and ADSs.

  Under specified circumstances, the Company may be required to pay Parent or its designees a termination fee and/or reimburse Parent and its affiliates for their expenses in connection with the Transactions, or the Company may be entitled to retain the Parent Deposit, or the Substituted Parent Deposit, as the case may be, each case as described in "The Merger Agreement—Termination Fee and Parent Deposit" beginning on page 75.

Q:
How will the Company's directors and executive officers vote on the proposal to authorize and approve the Merger Agreement?

A:
Each of the Company's directors who beneficially owns Shares (including Shares represented by ADSs) has informed the Company that, as of the date of this proxy statement, he or she intends to vote all of his or her Shares in favor of approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

  You should be aware that some of the Company's directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of the shareholders of the Company generally. See "Special Factors—Interests of Certain Persons in the Merger" beginning on page 42 and "Security Ownership of Certain Beneficial Owners and Management of the Company" beginning on page 83 for additional information.

Q:
What do I need to do now?

A:
We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:
How do I vote if my Shares are registered in my name (that is, I do not hold ADSs)?

A:
If Shares are registered in your name (that is, you do not hold ADSs) as of the Share Record Date for shareholder voting, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible. The deadline to lodge your proxy card so that your Shares may be represented and voted at the extraordinary general meeting is December 27, 2015 at 10:00 a.m. (Hong Kong time).

  Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, Shares represented by your proxy will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, FOR the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, and FOR the proposal to instruct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

  If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:
How do I vote if I own ADSs?

A:
If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not cancel such ADSs and become a registered holder of the Shares underlying your ADSs as explained below), you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary (as the holder of Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive such instructions no later than 12:00 p.m. (New York City time) on December 23, 2015 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS Depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs. If the ADS Depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the ADS Depositary is to vote the Shares represented by the holder's ADSs, the

  ADS Depositary will deem such holder of ADSs (unless otherwise specified in the notice distributed to holders of ADSs) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. If no voting instructions are received by the ADS Depositary from a holder of ADSs with respect to the Shares represented by the holders' ADSs as of the ADS Record Date, the ADS Depositary has advised the Company that it will, as requested by the Company, not vote or attempt to exercise the right to vote any Share underlying such holder's ADSs. If you hold your ADSs in a brokerage, bank or other nominee account, you must follow the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

  Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the extraordinary general meeting directly if you cancel your ADSs and become a holder of the Shares underlying your ADSs prior to the close of business in the Cayman Islands on the Share Record Date. If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS Depositary for cancellation before 3:00 p.m. (New York City time) on December 15, 2015 together with (a) delivery instructions for the corresponding Shares (including the name and address of the person who will be the registered holder of such Shares), (b) payment of the ADS relevant fees in connection with cancellation fees (US$0.05 per ADS to be cancelled pursuant to the Deposit Agreement) and any applicable taxes, and (c) a certification that you either (i) held the ADSs as of the ADS Record Date and have not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled, or have given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertake not to vote the corresponding Shares at the extraordinary general meeting or (ii) did not hold the ADSs as of the ADS Record Date and undertake not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, please contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS Depositary will arrange for Citibank, N.A., Hong Kong branch, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to make a request to the Company's registered office at Maples Fund Services (Asia) Limited, 5301, 53rd Floor, The Centre, 99 Queen's Road Central, Hong Kong, to issue and mail a certificate to your attention. If the Merger is not completed, the Company would continue to be a public company in the United States and the ADSs would continue to be listed on NASDAQ. Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the Merger is not completed and you wish to be able to sell your Shares on a stock exchange, you would need to deposit your Shares into the Company's ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs and applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

Q:
If my Shares or ADSs are held in a brokerage, bank or other nominee account, will my broker, bank or other nominee vote my Shares or ADSs on my behalf?

A:
Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your Shares or ADSs. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, those Shares or ADSs may not be voted.

Q:
What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the Merger Agreement?

A:
If Shares are registered in your name (that is, you do not hold ADSs), and abstain from voting or fail to cast your vote in person, your vote will not be counted. If you hold ADSs, and (1) fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, you will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Shares represented by the holders' ADSs; or (2) fail to give voting instructions to the ADS Depositary, the ADS Depositary will deem you (unless otherwise specified in the notice distributed to holders of ADSs) to have instructed the ADS Depositary to vote in favor of the items set forth in such voting instructions.

Q:
May I change my vote?

A:
Yes. If you are a holder of Shares, you may change your vote in one of the following three ways:

•
First, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the commencement of the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to the Company's registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and its offices at Jiayuan.com International Ltd., 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the PRC Attention: Investor Relations Department;

•
Second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than 10:00 a.m. (Hong Kong time) on December 27, 2015, which is the deadline to lodge your proxy card; or

•
Third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

  If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

  Holders of ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 10:00 p.m. (New York City time) on December 23, 2015. A holder of ADSs can do this by completing, dating and submitting a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card that the ADS holder is seeking to revoke.

  If you hold ADSs through a broker, bank or other nominee and you have instructed your broker, bank or other nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other nominee to change those instructions.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage, bank or other nominee account, you will receive a separate voting instruction card for each brokerage, bank or other nominee account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy or voting instruction card. Please submit each proxy card that you receive.

Q:
Should I send in my Share certificates or my American Depositary Receipts representing ADSs ("ADRs") now?

A:
No. After the Merger is completed, you will be sent a form of letter of transmittal with detailed written instructions for exchanging your Share certificates for the merger consideration. Please do not send in your certificates now. Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the Merger is completed, the ADS Depositary will call for the surrender of all ADRs for delivery of the merger consideration. ADR holders will be receiving a similar form of letter of transmittal and written instructions from the ADS Depositary relating to the foregoing.

  All holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book entry form) will automatically receive their merger consideration shortly after the Merger is completed without any further action required on the part of such holders.

  If your Shares or your ADSs are held in "street name" by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your Share certificates or ADRs in exchange for the merger consideration.

Q:
What happens if I sell my Shares or ADSs before the extraordinary general meeting?

A:
The Share Record Date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the Merger is expected to be completed. If you transfer your Shares after the Share Record Date for voting but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to the person to whom you transfer your Shares, but will transfer the right to receive the Per Share Merger Consideration in cash without interest to such person, so long as such person is registered as the owner of such Shares when the Merger is completed. In such case, your vote is still very important and you are encouraged to vote.

  The ADS Record Date is the close of business in New York City on December 8, 2015. If you transfer your ADSs after the ADS Record Date but before the extraordinary general meeting, you will retain your right to instruct the ADS Depositary to vote at the extraordinary general meeting, but will transfer the right to receive the Per ADS Merger Consideration in cash to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the Merger is completed. In such case, your vote is still very important and you are encouraged to vote.

Q:
Am I entitled to dissenters' rights?

A:
Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters' rights, which is attached as Annex D to this proxy statement. The fair value of their Shares as determined under that statute could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters' rights with respect to their Shares.

  ADS holders will not have the right to exercise dissenters' rights and receive payment of the fair value of the Shares underlying their ADSs. The ADS Depositary will not exercise or attempt to exercise any dissenters' rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS Depositary to do so. ADS holders wishing to exercise dissenters' rights must surrender their ADSs to the ADS Depositary, pay the ADS Depositary's fees required for the cancellation of their ADSs, provide instructions for the registration of the corresponding Shares in the Company's register of members, and certify that they have not given, and will not give, voting instructions as to their ADSs (or, alternatively, that they will not vote the corresponding Shares) before 3:00 p.m. (New York City time) on December 15, 2015, and become registered holders of Shares prior to 10:00 a.m. (Hong Kong time) on December 29, 2015. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters' rights with respect to the Shares under Section 238 of the Cayman Islands Companies Law. If the Merger is not completed, the Company would continue to be a public company in the United States and ADSs would continue to be listed on NASDAQ. Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if a former ADS holder has converted his, her or its ADSs to exercise dissenters' rights and the Merger is not completed and such former ADS holder wishes to be able to sell his, her or its Shares on a stock exchange, such former ADS holder would need to deposit his, her or its Shares into the Company's ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs and applicable Share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

  We encourage you to read the section of this proxy statement entitled "Dissenters' Rights" beginning on page 76 as well as "Annex D—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238" to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters' rights.

Q:
If I own ADSs and seek to exercise dissenters' rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:
If you own ADSs and wish to exercise dissenters' rights, you must deliver the ADSs (or to the extent ADSs are certificated, the ADRs) to the ADS Depositary for cancellation before 3:00 p.m. (New York City time) on December 15, 2015 together with (a) delivery instructions for the corresponding Shares (including the name and address of the person who will be the registered holder of such Shares), (b) payment of the ADS relevant fees in connection with cancellation fees (US$0.05 per ADS to be cancelled pursuant to the Deposit Agreement) and any applicable taxes, and (c) a certification that you either (i) held the ADSs as of the ADS Record Date and have not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled, or have given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertake not to vote the corresponding Shares at the extraordinary general meeting or (ii) did not hold the ADSs as of the ADS Record Date and undertake not to vote the corresponding Shares at the extraordinary general meeting.

  You must become a registered holder of the Shares underlying your ADSs and deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law, which is attached as Annex D to this proxy statement, for the exercise of dissenters' rights.

  We encourage you to read the section of this proxy statement entitled "Dissenters' Rights" beginning on page 76, as well as "Annex D—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238" to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters' rights.

Q:
Who can help answer my questions?

A:
If you have any questions, need assistance voting your Shares or wish to request a copy of this proxy statement, please call Sonora Ma at the Company at +86 (10) 6442-2321 or by email at ir@jiayuan.com.

  In order for you to receive timely delivery of any additional copy of this proxy statement or the accompanying proxy card in advance of the extraordinary general meeting, you must make your request no later than five business days prior to the date of the extraordinary general meeting.

SPECIAL FACTORS

Background of the Merger

        All dates and times referenced in this Background of the Merger refer to China Standard Time.

        The board of directors of the Company (the "Board") and the Company's senior management have been reviewing periodically the Company's long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management have periodically reviewed strategic alternatives that may be available to the Company and members of the Board have been approached from time to time by third parties regarding possible strategic transactions involving the Company.

        On March 3, 2015, the Company received a preliminary, non-binding proposal letter (the "Proposal") from Vast Profit Holdings Limited, a Cayman Islands exempted company ("Vast Profit") proposing a "going-private" transaction involving the acquisition of all of the outstanding Shares of the Company not already owned by Vast Profit at a price per Share of US$3.58, or US$5.37 per ADS of the Company, in cash (the "Proposed Transaction"). On the same day, the Company issued a press release regarding its receipt of the Proposal, and furnished the press release as an exhibit to its Current Report on Form 6-K.

        Also, on the same day, Vast Profit filed a Schedule 13D announcing the submission of the Proposal to the Board and that it had acquired beneficial ownership of 9,808,889 Shares, representing approximately 19.6% of the outstanding Shares, pursuant to two share purchase agreements entered into with certain shareholders of the Company, Mr. Fuping Yu and Aprilsky Ltd, on February 6, 2015 and February 27, 2015, respectively.

        In a board meeting on March 3, 2015, the Board indicated its intention to appoint Messrs. JP Gan, Gaofei Wang and Paul Keung as members of a proposed special committee to consider the Proposal.

        On March 5, 2015, the Company received a letter from Vast Profit requesting that the Board appoint Mr. Guodong Sun, a director of Vast Profit, as a director of the Company.

        On March 8, 2015, the Board resolved not to appoint Mr. Sun as a member of the Board due to, among other considerations, the Board's intention for the Proposal to be first considered by the proposed special committee of the Board.

        On March 11, 2015, the Board sent a letter to Vast Profit declining to appoint Mr. Sun as a director.

        On March 16, 2015, the Board resolved to (A) establish a special committee of the Board (the "Special Committee") consisting of directors who are independent and do not have any interest (other than an interest that the Board deems to be not material) in, or in connection with the Proposal that may be different from the interests of the Company's shareholders generally, and who are not currently affiliated with nor has any intention to be affiliated with Vast Profit or any other potential acquirers of the Company to review the Proposal and any other transaction permitted under Cayman Islands law as an alternative to the Proposal, and (B) establish the Special Committee, consisting of Messrs. Gan, Wang and Keung, with Mr. Gan as its Chairman, to evaluate and (if deemed appropriate) negotiate the terms of the Proposed Transaction and any alternative transaction proposals involving the Company.

        The Board also adopted resolutions delegating to the Special Committee the appropriate power and authority of the Board to, among other things: determine whether the Proposed Transaction and any alternative transaction were in the best interests of the Company and its shareholders (other than Vast Profit or any other prospective acquirer); determine whether to solicit indications of interest from other parties for acquisition transactions involving the Company; investigate, review, evaluate, pursue and negotiate the terms of the Proposed Transaction and any alternative transaction; investigate the Company, Vast Profit and any other prospective acquirers and matters related to the Proposed Transaction and any alternative transaction; establish and direct the process and procedures with respect to the review and evaluation of the Proposed Transaction and any alternative transaction; recommend to the Board whether it should approve or reject the Proposed Transaction and any alternative transaction; review and comment on any documents used in connection with the Proposed Transaction and any alternative transaction; retain its own independent legal and financial advisors and other agents relating to the Proposed Transaction and any alternative transaction and enter into contracts providing for the retention and compensation of such advisors or other agents; and receive any information, assistance or documents from the officers, advisors and employees of the Company that would be helpful in discharging the duties of the Special Committee. In addition, the Board resolved that each member of the Special Committee be indemnified by the Company to the fullest extent permitted by applicable law or the Company's memorandum and articles of association. On March 16, 2015, the Company issued a press release announcing the formation of the Special Committee to evaluate the Proposed Transaction.

        Beginning on March 6, 2015, the Special Committee began interviewing and considering proposals from various prospective U.S. legal advisers, following which process it determined to retain Davis Polk & Wardwell ("Davis Polk") as its U.S. legal counsel.

        On March 12, 2015, Davis Polk sent a draft confidentiality agreement to Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), Vast Profit's outside legal counsel. On the same day, Paul, Hastings, Janofsky & Walker LLP ("Paul Hastings"), the Company's outside legal counsel, reported to the Special Committee that members of the Company's management team had been approached by two financial investors, Party A and Party B, expressing their interest in participating in a consortium with Vast Profit in the Proposed Transaction.

        Following the Company's announcement of its receipt of the Proposal on March 6, 2015, the Special Committee received solicited and unsolicited proposals from, and evaluated the qualifications of, a number of financial advisory firms to act as independent financial advisor to the Special Committee. On March 13, 2015, after deliberation on the independence, experience, qualification and reputation of each of these financial advisory firms, the Special Committee selected Barclays as its independent financial advisor. The Special Committee noted that Barclays was familiar with the Company and its industry, had substantial experience with "going private" transactions involving U.S.-listed PRC-based companies, and its proposed team had the ability to interact in both English and Chinese.

        On March 18, 2015, the Special Committee engaged Walkers ("Walkers") to act as its outside counsel for matters relating to Cayman Islands law.

        On March 23, 2015, the Company's Chief Financial Officer, Mr. Shang-Hsiu Koo, received an inquiry from Party A regarding a potential acquisition of the Company and reported this to the Special Committee.

        On March 24, 2015, the Special Committee held a meeting with representatives of Barclays, Davis Polk and Walkers. At the meeting, among other things: (i) Davis Polk provided the Special Committee with an overview of the customary roles and obligations of the Special Committee with respect to its evaluation of the Proposal and any strategic alternatives, as well as the general process and disclosure obligations in connection with a "going private" transaction under the U.S. securities laws; (ii) Walkers provided the Special Committee with an overview regarding the process of and the key issues in a Cayman Islands statutory merger and the directors' fiduciary duties under Cayman Islands law, including with respect to the running of any market check process; and (iii) Barclays provided the Special Committee with an overview of the general process for a "going private" transaction and presented to the Special Committee a proposed list of potentially interested parties to contact in any market check process. After further discussion with its advisers, the Special Committee determined that it would be advisable for the Special Committee to conduct a market check with selected parties in order to evaluate the general level of investor interest in an alternative transaction, to benchmark the price offered in the Proposal and to explore any alternative transactions that may offer a greater value to the shareholders of the Company which were unaffiliated to Vast Profit than the Proposal and would be in the best interests of the Company, before the Special Committee commenced engaging in substantive negotiations with Vast Profit with respect to the Proposal. The Special Committee directed Barclays to commence preparing the information to be provided to potentially interested parties. At this point, the Special Committee invited the Company's Chief Executive Officer, Mr. Linguang Wu, and Mr. Koo to attend the meeting and the Special Committee's advisors discussed with Messrs. Wu and Koo the general process of the Special Committee's evaluation of the Proposal and review of strategic alternatives for the Company.

        On March 27, 2015, the Special Committee entered into an engagement letter with Barclays formally retaining Barclays as its financial advisor. On the same day, the Company issued a press release announcing that the Special Committee had retained Barclays as its financial advisor and Davis Polk as its legal advisor in connection with its review and evaluation of the Proposed Transaction.

        On March 31, 2015, representatives of Barclays held a meeting with representatives of Vast Profit and Skadden. At the meeting, representatives of Vast Profit and Skadden provided an introduction to selected transaction parameters of the Proposed Transaction.

        On April 17, 2015, at the direction of the Special Committee, which had deliberated and commented on the list of potentially interested parties to be contacted in the market check process, representatives of Barclays commenced contacting potential acquirers to evaluate their interest in an alternative strategic transaction involving the Company. On the same day, the Company received an email from representatives of Party A expressing an interest in engaging in a potential transaction involving the Company and setting up a meeting to discuss further.

        Also on April 17, 2015, representatives of Barclays had a teleconference with representatives of Vast Profit and urged Vast Profit to execute a confidentiality agreement with the Company in order to participate in the market check process in parallel with other potential acquirers.

        On April 27, 2015, the Special Committee held a meeting with representatives of Barclays and Davis Polk. At the meeting, Barclays provided the Special Committee with an update of the status of the market check and responses received to date from potential acquirers. Barclays reported that, to date, it had contacted thirty-one potential acquirers, of which (i) ten potential acquirers, including Party A, Party B and two other financial investors, Party C and Party D, had expressed an interest in receiving further information regarding the Company and had been sent and in some cases already entered into a confidentiality agreement with the Company; (ii) twelve potential acquirers had declined to further evaluate a potential transaction involving the Company, and (iii) nine potential acquirers had informed Barclays they were continuing to evaluate their position.

        Party A, Party B and Party C entered into confidentiality agreements with the Company on May 6, 2015, April 27, 2015 and April 25, 2015, respectively, and received information regarding the Company from Barclays.

        On April 29, 2015, representatives of Davis Polk and Skadden held a teleconference call and discussed the outstanding issues between the Special Committee and Vast Profit in connection with the confidentiality agreement. On the call, Skadden indicated, among other things, that: Vast Profit was not willing to agree to certain "standstill" restrictions proposed by the Special Committee designed to protect the best interests of the Company and enhance the competitiveness of the market check process, and Vast Profit was ready to engage in negotiations with the Special Committee on the terms of the Proposed Transaction without having been provided the same information provided to other market check participants which had signed a confidentiality agreement with the Company.

        On May 9, 2015, another financial investor contacted by Barclays, Party E, entered into a confidentiality agreement with the Company.

        On May 22, 2015, Party B informed Barclays that it intended to form a buyer consortium with another financial investor, Party F, and requested that the Special Committee grant a waiver under the confidentiality agreement to permit such arrangement. After discussion with its advisers, the Special Committee determined that it would be advisable to grant such waiver and instructed Barclays to communicate the Special Committee's decision to Party F.

        On May 23, 2015, the Chairman of Special Committee, Mr. Gan, received an inquiry from the Chief Executive Officer of Baihe, Mr. Tian Fan Jiang, regarding the potential acquisition of the Company by Baihe. Mr. Gan directed Barclays to communicate to Mr. Tian the Special Committee's requirements concerning submission of a preliminary, non-binding proposal in accordance with the market check process. At the direction of the Special Committee, a draft confidentiality agreement was not sent and non-public information was not provided to Baihe, given Baihe's position as a direct competitor of the Company.

        On May 24, 2015, at the direction of the Special Committee, Barclays invited Baihe to participate in the market check process, requesting that it submit its non-binding acquisition proposal by 5:00pm on May 27, 2015. The Special Committee did not receive any proposals from Baihe by its stated deadline.

        On May 26, 2015, the Special Committee received (i) a preliminary, non-binding proposal from Party C to acquire the Company for US$6.30 per ADS (or US$4.20 per Share) and (ii) a preliminary, non-binding proposal from Party D to acquire the Company for US$6.50 per ADS (or US$4.33 per Share).

        On May 27, 2015, the Special Committee received (i) a preliminary, non-binding proposal from Party B and Party F to acquire the Company for US$7.05 per ADS (or US$4.70 per Share) and (ii) a preliminary, non-binding proposal from Party E to acquire the Company for US$7.00 per ADS (or US$4.67 per Share). On the same day, after being contacted by representatives of Barclays, Party A confirmed that it did not wish to submit an acquisition proposal to the Company.

        On May 28, 2015, representatives of Barclays and Davis Polk held teleconference calls with representatives of Party B and Party F, Party E and Party C, respectively, to clarify certain aspects of their non-binding proposals and to address any questions by the various parties.

        On May 29, 2015, the Special Committee held a meeting with representatives of Barclays and Davis Polk. At the meeting, among other things: (i) Barclays provided a summary of the key terms of the four proposals the Special Committee had received in connection with the market check process, and (ii) the Special Committee discussed with its advisers how to respond to these proposals and general next steps in the market check process. After discussion with its advisers, the Special Committee determined that the two highest bids, as submitted by Party B and Party F, together, and Party E, should be invited to participate in second round of the market check process. The Special Committee also instructed Barclays to (i) ask Party C and Party D to reconsider their proposals before determining whether any other parties would be invited to participate in second round and (ii) contact Vast Profit to encourage it to submit a revised proposal. On the same day, the Company issued a press release announcing that it had received and the Special Committee was in the process of evaluating certain non-binding proposals regarding a potential transaction involving the Company, in addition to the Proposal.

        On June 4, 2015, the Special Committee and representatives of Barclays and Davis Polk met with representatives of Vast Profit and Skadden. At the meeting, the Special Committee advised Vast Profit that the Company had received a number of competitive proposals and, at the invitation of the Special Committee, Vast Profit provided its updated view of the valuation of the Company and an overview of how it planned to finance the Proposed Transaction. Vast Profit assured the Special Committee that it had full confidence in its ability to obtain the necessary financing and would provide proof of availability of funds in short order.

        Later on June 4, 2015, the Board received a revised, non-binding, preliminary proposal from Vast Profit to acquire all of the outstanding shares of the Company not already owned by Vast Profit in a "going private" transaction for US$7.20 per ADS (or US$4.80 per Share). On June 5, 2015, Vast Profit filed a Schedule 13D announcing the submission of the revised proposal to the Board.

        Also on June 5, 2015, at the direction of the Special Committee, Barclays invited Party E and Parties B and F to participate in the second round of the market check process, requesting that they submit their final acquisition proposals by June 26, 2015.

        On June 7, 2015, the Special Committee received a revised, non-binding proposal from Party C to acquire the Company for US$7.30 per ADS (or US$4.867 per Share). On June 8, 2015, at the direction of the Special Committee, Barclays invited Party C to participate in the second round of the market check process, requesting that it submit its final acquisition proposal by June 26, 2015. At the direction of the Special Committee, Party D was not invited to participate in the second round of the market check process.

        On June 9, 2015, at the direction of the Special Committee, Barclays provided representatives of Parties B and F, Party E and Party C with access to an online data room containing certain documents provided by the Company to assist with their evaluation of a potential transaction involving the Company.

        On June 15, 2015, at the direction of the Special Committee, Davis Polk circulated a draft merger agreement to representatives of Parties B and F, Party E and Party C.

        On June 17 and 18, 2015, representatives of the Company, together with representatives of Barclays, held meetings with Parties B and F, Party C and Party E, respectively. At the meetings, representatives of the Company presented, amongst various topics, the operating model, financial projections and strategic outlook of the Company, and addressed certain questions participants at the meetings had regarding the Company.

        On June 19, 2015, representatives of Barclays and Davis Polk held separate teleconference calls with representatives of Party E and Party C, to address certain questions they had regarding the draft merger agreement.

        On June 22, 2015, Barclays received a request from Party E that the Special Committee grant Party E a waiver under its confidentiality agreement with the Company to permit Party E to enter into discussion with the Company's chairman and the 100% owner of the Company's single largest shareholder, Fame Gain Investments Limited ("Fame Gain"), Mr. Qian, to solicit Mr. Qian's participation in Party E's acquisition proposal.

        On June 23, 2015, Party E made a similar request for a waiver from the Special Committee to enter into discussions with the Company's management.

        On June 24, 2015, Party C made a similar request that the Special Committee grant a waiver for Party C to enter into discussions with Mr. Qian and the Company's management. On the same day, at the direction of the Special Committee, Barclays informed representatives of Party E and Party C that the Special Committee had agreed to grant limited waivers for them to enter into discussions with

Mr. Qian and the Company's management, but that each would require a separate waiver to enter into any agreement with Mr. Qian or the management with respect to any acquisition proposal.

        Later on June 24, 2015, the Special Committee received (i) a revised, conditional proposal from Party E to acquire the Company for US$8.50 per ADS (or US$5.67 per Share), together with a markup of the draft merger agreement, (ii) a revised, conditional proposal from Parties B and F to acquire the Company for US$8.00 per ADS (or US$5.33 per Share), together with a markup of the draft merger agreement, and (iii) an email from Party C informing the Special Committee that Party C had decided not to pursue an acquisition transaction with the Company.

        On June 30, 2015, the Special Committee held a meeting with representatives of Barclays and Davis Polk and discussed the revised proposals which had been received from Party E and Parties B and F. After deliberation, the Special Committee decided to select Party E as the preferred bidder in the market check process and instructed Barclays to contact Vast Profit to determine whether it was prepared to enter into a confidentiality agreement with Company and enter into discussions with the Special Committee regarding its revised proposal.

        On July 1, 2015, Vast Profit entered into a confidentiality agreement with the Company, Davis Polk sent a draft merger agreement to representatives of Vast Profit and Barclays allowed representatives of Vast Profit access to the online data room. On the same day, at the direction of the Special Committee, Barclays informed Parties B and F that the Special Committee had decided not to select them as the preferred bidder for the Company.

        On July 3, 2015, the Special Committee held a teleconference call with representatives of Barclays and Davis Polk. The Special Committee discussed with its advisors how best to respond to the various bidders and instructed Barclays and Davis Polk to revert to the bidders accordingly. Following the teleconference, at the direction of the Special Committee, Davis Polk sent an email to Vast Profit's representatives requesting that Vast Profit submit its binding, unconditional acquisition proposal by July 5, 2015. The Special Committee had determined to impose this deadline because Party E's representatives had verbally communicated to Barclays that Party E's conditional, proposal would expire on July 5, 2015.

        On July 4, 2015, Party E provided a draft of the consortium agreement it proposed to enter into with Mr. Qian and certain members of the management of the Company to the Special Committee.

        On July 5, 2015, the Special Committee held a teleconference call with representatives of Barclays and Davis Polk. After the call, in accordance with the Special Committee's instructions, Davis Polk sent (i) an email to Party E requesting it to confirm that its proposal was no longer conditional, and (ii) an email to Vast Profit requesting that it submit its final, unconditional proposal, in both cases, by 5:00pm on July 6, 2015. Among other things, the Special Committee requested in the emails that both Party E and Vast Profit submit proof of funds for the financing each would require to consummate its proposal.

        On July 6, 2015, representatives of Barclays had follow-up discussions with representatives of Party E and Vast Profit regarding the Special Committee's requests. Later on July 6, 2015, the Special Committee received a revised proposal from Vast Profit to acquire the Company for US$8.55 per ADS (or US$5.70 per Share). In its proposal, Vast Profit advised the Special Committee that it was still developing its debt financing plan and continuing its review of the online data room materials. Party E failed to submit any proposal by the July 6, 2015 deadline.

        On July 7, 2015, the Special Committee held a teleconference call with representatives of Barclays and Davis Polk to discuss how to respond to Vast Profit and Party E.

        On July 8, 2015, representatives of Barclays conducted a teleconference call with Vast Profit and, pursuant to directions of the Special Committee, communicated to Vast Profit that the Special Committee requested it to, among other things, submit proof of financing, confirm that it had completed its due diligence investigation with respect to the Company, and submit an earnest deposit of US$2,000,000 with the Company by July 13, 2015.

        On July 13, 2015, representatives of Barclays had further discussions with representatives of Vast Profit and Party E. Party E advised that it was still considering its position with respect to its previous proposal to acquire the Company. Vast Profit advised that it was still in the process of finalizing its financing plan.

        On July 17, 2015, the Special Committee held a teleconference with representatives of Barclays and Davis Polk to review the current positions of Party E and Vast Profit.

        Between July 17, 2015 and July 21, 2015, representatives of Barclays held a number of discussions with Party E and Vast Profit and continued to request each of these parties to provide proof of financing in order to move forward and finalize the merger agreement. In these discussions, Vast Profit indicated that it did not have access to the financing necessary to consummate its revised proposal of US$8.55 per ADS, and Party E reaffirmed its interest in a transaction with the Company and continued to negotiate the terms of the waiver agreement with the Special Committee, for it to enter into a consortium agreement with Mr. Qian.

        On July 24, 2015, the Special Committee entered into a waiver agreement with Party E permitting Party E, subject to the terms and conditions set forth therein, to enter into discussions and binding agreements with Mr. Qian, certain members of the management of the Company and other potential co-investors with respect to a potential acquisition transaction. On the same day, representatives of Party E provided a one-page loan commitment letter to the Special Committee from a PRC financial institution. The letter was subject to the financial institution's internal approvals as well as approvals by the relevant PRC governmental authorities.

        On July 27, 2015, representatives of Barclays and Davis Polk held a teleconference call with representatives of Party E. During the call, representatives of Party E advised that it would require an additional three to four weeks to secure firmly committed financing.

        Between July 27 and August 13, 2015, the Special Committee and its advisers held multiple discussions regarding the status of the bidding process. On August 13, 2015, at the direction of the Special Committee, Barclays sent letters to each of Vast Profit, Party E and Parties B and F inviting them to resubmit or confirm their previous proposals and provide proof of financing by 5:00pm on August 27, 2015. The letter also directed that the preferred bidder would be requested to make an earnest deposit of US$5,000,000 with the Company in order to continue discussions with the Special Committee. On the same day, prior to the foregoing letter being sent by Barclays, Vast Profit delivered a revised conditional proposal to the Special Committee to acquire the Company for US$7.20 per ADS (i.e., withdrawing its prior US$8.55 per ADS offer and reverting to the price per ADS in its publicly announced proposal of June 4, 2015).

        On August 19, 2015, Parties B and F informed Barclays that they would not be submitting an acquisition proposal to the Special Committee.

        On August 25, 2015, another financial investor, Party G, contacted Barclays and indicated that it was interested in joining any final consortium to acquire the Company. On August 26, 2015, at the direction of the Special Committee, Davis Polk sent a confidentiality agreement to Party G.

        The Special Committee did not receive any proposals from Vast Profit or Party E by its stated deadline of 5:00pm on August 27, 2015. Between August 28 and September 14, 2015, representatives of Barclays held multiple discussions with Vast Profit and Party E and continued to request them to provide proof of financing and submit a final proposal to the Special Committee. During these discussions, (i) Vast Profit requested an extension to confirm a financing plan for a its revised proposal, (ii) Party E informed Barclays that it had suspended indefinitely any further work with respect to an acquisition proposal for the Company, and (iii) Party G indicated to Barclays that it had decided not to make any acquisition proposal for the Company.

        On September 15, 2015, representatives of Vast Profit contacted Barclays and requested that the Special Committee grant a waiver under its confidentiality agreement to permit Vast Profit to form a consortium with Baihe. Representatives of Barclays requested Vast Profit to provide further information regarding its proposed consortium and confirm its revised proposal and financing plan. Barclays reported Vast Profit's request to the Special Committee and the Special Committee instructed Barclays to request Vast Profit to confirm whether it had any ownership interests in, or any other relationship with, Baihe.

        On September 22, 2015, the Special Committee held a teleconference call with representatives of Barclays and Davis Polk to discuss, among other things, Vast Profit's request to form a consortium with Baihe. Baihe is a direct competitor with the Company, and in order to protect the Company from potential competitive harm in the market check process, the Special Committee had required all interested parties to disclose in their confidentiality agreements any ownership interests in, or relationships, agreements or understandings with, any direct competitor of the Company. In its confidentiality agreement, Vast Profit had disclosed that one of its prospective investors owned an approximately 3.3% interest in Baihe, and in response to Barclays' inquiries, representatives of Vast Profit further disclosed that its prospective investor had a nominee director on Baihe's board of directors. After careful deliberation, the Special Committee decided that any discussions with Baihe should be held directly with the Special Committee, under heightened confidentiality conditions to protect the Company from potential competitive harm, and to reject Vast Profit's request to form a consortium with Baihe. At the direction of the Special Committee, representatives of Barclays informed representatives of Vast Profit of the Special Committee's decision and that the Special Committee intended to issue a letter to Vast Profit setting a final deadline for Vast Profit to submit its final proposal and financing plan. During this discussion, the representatives of Vast Profit were unable to commit that Vast Profit would be able to obtain financing for its previous proposal to acquire the Company for US$7.20 per ADS.

        On October 14, 2015, the Special Committee held a teleconference call with representatives of Barclays and Davis Polk and determined to set a deadline of November 6, 2015 for Vast Profit to submit its final proposal and financing plan.

        On October 15, 2015, the Chairman of Special Committee, Mr. Gan, held a meeting with the Chief Executive Officer of Baihe, Mr. Tian, after receipt of another inquiry from Mr. Tian regarding to the potential acquisition of the Company by Baihe. Mr. Gan conveyed Special Committee's position that any offer to acquire the Company would need to be at a certain premium to Vast Profit's publicly announced proposal to acquire the Company for US$7.20 per ADS in order for the Special Committee to warrant any further discussions with a potential buyer.

        On October 28, 2015, at the direction of the Special Committee, representatives of Barclays held a teleconference call with representatives of Baihe. During this call, Baihe communicated its proposal to acquire the Company for US$7.56 per ADS (or US$5.04 per Share), its agreement to the payment of an earnest deposit of RMB 150,000,000 to the Company and undertook to confirm the scope of due diligence information that it would require in connection with its proposal.

        On October 31, 2015, Barclays sent a draft confidentiality agreement to Baihe.

        On November 1, 2015, Baihe informed Barclays that Baihe had retained Skadden as its outside legal counsel, and, on November 4, 2015, Baihe entered into a confidentiality agreement with the Company with respect to a potential transaction.

        On November 5, 2015, at the direction of the Special Committee, Davis Polk sent a letter to representatives of Baihe requesting that it confirm its offer price of US$7.56 per ADS, its agreement to pay a RMB 150,000,000 earnest deposit to the Company, describe its financing plan and submit a markup of an attached draft merger agreement and parent guarantee by November 20, 2015.

        On November 11, 2015, Barclays provided Baihe with access to the online data room. On the same day, Skadden sent a markup of the draft merger agreement to Davis Polk.

        On November 18, 2015, Barclays and Davis Polk held a teleconference call with Skadden to discuss the merger agreement. Between November 18, 2015 and December 6, 2015, Davis Polk and Barclays held several teleconference calls with Skadden and Baihe and exchanged several drafts of the merger agreement, the Baihe guarantee and other transaction documents.

        On December 6, 2015, the Special Committee held a teleconference call with representatives of Barclays, Davis Polk and Walkers. Following an update from Davis Polk on the status of negotiations with Baihe, Davis Polk summarized for the Special Committee the key terms of the Merger Agreement, the Guarantee and other transaction documents. Walkers then reviewed the fiduciary duty considerations for members of the Special Committee. Barclays then presented the Special Committee with its financial analyses of the transaction and, following such presentation, orally rendered its opinion, which was subsequently confirmed by it in writing and is attached to this proxy statement as Annex C, to the Special Committee to the effect that the consideration to be paid to holders of the Shares and ADSs in the Merger, as of December 6, 2015, based upon, and subject to, the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Barclays in preparing its opinion, was fair, from a financial point of view, to such holders.

        After considering the proposed terms of the Merger Agreement and the other transaction documents, which were amended as a result of the negotiations as described above, and the various presentations of Barclays, Davis Polk and Walkers over the course of the transaction to date, including the receipt of Barclay's opinion, and taking into account the other factors described below under the heading titled "Special Factors—Purposes of and Reasons for the Merger," the Special Committee unanimously determined that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, were fair to, and in the best interests of, the Company and Holders, and recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

        Following the meeting of the Special Committee, the Board met via conference call on December 6, 2015, with representatives of Barclays, Paul Hastings, Maples and Calder, the Company's Cayman Islands counsel, and Davis Polk. The Board, acting upon the unanimous recommendation of the Special Committee, unanimously (a) determined that it was fair to, advisable and in the best interests of the Company and the Holders to consummate the Transactions, including the Merger; (b) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the Guarantee and the consummation of the Transactions, including the Merger; and (c) resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval.

        In the afternoon of December 7, 2015, Baihe paid the Parent Deposit to the Company, and immediately thereafter, the Company, Parent and Merger Subsidiary executed the Merger Agreement and Baihe executed the Guarantee.

Certain Financial Projections

        Other than guidance on the coming quarter provided in earnings releases and on earnings conference calls, the Company's management does not, as a matter of course, make available to the public future financial projections. However, in connection with due diligence review by potential buyers and Barclay's financial analysis of the consideration to be paid in the Merger, the Company's management provided financial projections for the fiscal year ended December 31, 2015 through the fiscal year ending December 31, 2019 to Barclays, as the financial advisor to the Special Committee, on April 27, 2015 and June 12, 2015, summarized versions of which were subsequently provided to potential buyers. See "Special Factors—Background of the Merger" beginning on page 19 for additional information. These financial projections, which were based on management's projection of the Company's future financial performance as of the date provided, were prepared by the Company's management for internal use and for use by Barclays in its financial analyses, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles ("U.S. GAAP").

        The financial projections are not a guarantee of performance. In compiling the projections, the Company's management took into account historical performance, combined with estimates regarding gross revenues, gross profit, adjusted EBITDA and net income. Although the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by management that management believed were reasonable at the time the projections were prepared. This information is not, however, fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for the Company's existing and new services, customer behavior and preferences, the competitive environment, expectations regarding future acquisitions or any other transaction and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of management, may cause actual future results to differ materially from the results forecasted in these financial projections. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared. For instance, the projections do not give effect to the Merger, including, but not limited to, any changes to the projections or the Company's operations or strategy as a result of the Merger or any changes to the Company's operations or strategy that may be implemented after the time the projections were prepared. We cannot assure you that the projections will be realized or that actual results will not be significantly different from those contained in the projections.

        Neither the Company's independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP ("PwC"), nor any other independent accountants have examined, compiled or performed any procedures with respect to the financial projections or any amounts derived therefrom or built thereupon and, accordingly, they have not expressed any opinion or given any form of assurance on the financial projections or their achievability. The PwC report accompanying the Company's audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014 incorporated by reference in this proxy statement refers exclusively to the Company's historical information and does not cover any other information in this proxy statement and should not be read to do so. The financial projections included in this proxy statement are included solely to give shareholders access to certain information that was made available to the financial advisor and are not included for the purpose of influencing any shareholder to make any investment decision with respect to the Merger, including whether or not to seek appraisal for his, her or its Shares.

        The following table summarizes the financial projections provided by management to Barclays on April 27, 2015:

	For the year ended December 31,
	2015F	2016F	2017F	2018F	2019F	FY15-19F CAGR%
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Net Sales Revenue	748.0	909.4	1,090.5	1,307.2	1,567.4	20.3%
Gross Profit	356.1	415.3	496.6	592.9	717.3	19.1%
EBIT	29.3	60.7	105.6	139.0	233.3	68.0%
EBITDA	43.6	74.9	119.8	153.2	247.5	54.4%
EBITDA (Non-GAAP)	52.8	84.7	129.7	162.8	256.9	48.5%

        The following table summarizes the financial projections provided by management to Barclays on June 12, 2015:

	For the year ended December 31,
	2015F	2016F	2017F	2018F	2019F	FY15-19F CAGR%
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Net Sales Revenue	716.3	855.9	1,052.6	1,273.7	1,532.0	20.9%
Gross Profit	335.3	377.1	463.8	562.7	676.5	19.2%
EBIT	24.0	44.8	95.2	130.0	210.2	72.0%
EBITDA	38.4	59.1	109.4	144.2	224.4	55.5%
EBITDA (Non-GAAP)	48.7	69.7	120.5	155.6	236.1	48.4%

        The Company revised its forecast lower in June to account for a change in pricing strategy by competitor Baihe to a free communication model as well as to more stringent policies implemented by our telecom service providers that limited our mobile payment options.

        In preparing these projections, the Company's management necessarily made certain assumptions about future financial factors affecting the Company's business, including, primarily, that (i) users of personal computers, smart phones and broadband internet services and their penetration in China and elsewhere would continue in line with management's expectations, (ii) the Company's current products and services will continue to maintain its core user base, (iii) the Company would be able to successfully expand its personalized matchmaking services to more locations and grow same store sales at those locations, (iv) the Company would be able to successfully introduce crowd-sourced matchmakers nationwide, (v) the Company would be able to successfully market its products and services to new users without significant increases to its marketing expense, (vi) a decrease in overall online dating market competition due to industry consolidation and cost cutting. The Company's management also assumed that the overall economy in China will remain stable, and that there will be no material adverse change in competition affecting the Company.

        For the reasons discussed in this proxy statement, including the bases and assumptions on which the financial projections and forecasts were compiled, the inclusion of specific portions of the financial projections and forecasts in this proxy statement should not be regarded as an indication that the Company, the Special Committee and its advisors or the Board considers such financial projections or forecasts to be an accurate prediction of future events, and the projections and forecasts should not be relied on as such an indication. No one has made any representation to any shareholders of the Company or anyone else regarding the information included in the financial projections and forecasts discussed above.

        The financial projections and forecasts included in this proxy statement should not be considered in isolation or in lieu of the Company's operating and other financial information prepared in accordance with U.S. GAAP (see "Financial Information—Selected Historical Financial Information" beginning on page 79 for additional information).

        The financial projections are forward-looking statements. For information on factors that may cause the Company's future financial results to materially vary, see "Cautionary Note Regarding Forward-Looking Statements" beginning on page 86 and "Item 3. Key Information—D. Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, incorporated by reference into this proxy statement.

        Barclays considered, where applicable, certain financial analyses that were based, in part, on the financial projections above. For additional information regarding the Barclay's analysis, see "Special Factors—Opinions of Barclays, the Special Committee Financial Advisor" and "Annex C: Opinion of Barclays Bank PLC as Financial Advisor."

        NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

        BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

Opinion of Barclays, the Special Committee's Financial Advisor

        Pursuant to an engagement letter dated March 27, 2015 the Special Committee retained Barclays Bank PLC as its financial advisor to deliver a fairness opinion in connection with the merger. Barclays is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, underwritings and private placements of securities, and other investment banking services. Barclays was selected to act as financial advisor to the Special Committee because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of the Company.

        On December 6, 2015, at a meeting of the Special Committee to evaluate the merger, Barclays rendered its oral opinion to the Special Committee, subsequently confirmed in writing, to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, limitations and qualifications set forth in Barclays' written opinion, the merger consideration to be paid to the holders of the Shares, including Shares represented by ADSs (other than Shares held by the Company as treasury shares, restricted Shares and Dissenting Shares), in the merger was fair, from a financial point of view, to those holders.

        The full text of the Barclays opinion is attached to this proxy statement as Annex C and is incorporated into this proxy statement by reference. The description of the Barclays' opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the Barclays opinion. Shareholders are urged to read the Barclays opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Barclays in connection with the opinion.

        Barclays' engagement and opinion were for the benefit of the Special Committee, in its capacity as such, and its opinion was rendered to the Special Committee in connection with its evaluation of the merger. Barclays' opinion was not intended to and does not constitute a recommendation to any shareholder as to how the shareholder should vote or act with respect to the merger or any matter relating thereto.

        Barclays rendered its opinion with respect to the fairness, from a financial point of view, to the Company's shareholders and ADS holders of the Per Share Merger Consideration and Per ADS Merger Consideration to be offered to such shareholders and ADS holders, respectively, in the merger. Barclays was not requested to opine as to, and its opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the merger or the likelihood of consummation of the merger. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the Per Share Merger Consideration to be offered to the holders of Shares or the Per ADS Merger Consideration to be offered to the holders of ADSs in the merger.

        In arriving at its opinion, Barclays reviewed and analyzed:

  •
  the Merger Agreement and the specific terms of the merger;

  •
  certain publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including the Company's financial statements as filed with the U.S. Securities and Exchange Commission;

  •
  financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections of the Company prepared by the management of the Company;

  •
  the trading of history of the ADSs from December 3, 2013 to December 3, 2015;

  •
  a comparison of the historical financial results and present financial condition of the Company with those of other companies Barclays deemed relevant; and

  •
  a comparison of the financial terms of the merger with the financial terms of certain other recent transactions Barclays deemed relevant.

  •
  In addition, Barclays:

  •
  had discussions with the management of the Company concerning the Company's business, operations, assets, financial condition, and prospects; and

  •
  undertook such other studies, analyses and investigations as Barclays deemed appropriate.

        In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and Barclays has not assumed responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Special Committee, Barclays took into consideration such projections on the assumption that they reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, without independently assessing or opining as to whether the Company will perform in accordance with such projections. Barclays assumes no responsibility for and expresses no view as to any such projections or estimates or the assumptions on which they are based. In arriving at its opinion, Barclay did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays' opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date on which Barclays rendered its opinion. Barclays assumes no responsibility for updating or revising its opinion based on events or circumstances that may occur after the date of its opinion.

        In rendering its opinion, Barclays assumed that the executed merger agreement conformed in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto. Barclays also assumed, upon the advice of the Special Committee and without expressing or implying any opinion on the probability of the same, that all material governmental, regulatory and third party approvals, consents and releases for the merger will be obtained within the constraints contemplated by the merger agreement and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the merger, nor does Barclays' opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understands that the Special Committee has obtained such advice as it deemed necessary from qualified professionals.

        In preparing its opinion, Barclays performed a variety of financial and comparative analyses that it deemed to be appropriate for this type of transaction, including those described below. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete or misleading view of the processes underlying the opinion of Barclays. In arriving at its opinion, Barclays considered the results of all of the analyses as a whole and did not attribute any particular weight to any factor or analysis considered by it. Rather, Barclays made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

        In its analyses, Barclays considered and made numerous assumptions with respect to industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in Barclays' analyses as a comparison is identical or necessarily directly comparable to the Company or the merger. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in Barclays' analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Barclays does not assume any responsibility if future results are materially different from those forecast. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Barclays' analyses and estimates are inherently subject to substantial uncertainty.

        Barclays' opinion was one of many factors taken into consideration by the Special Committee in connection with its consideration of the merger. Consequently, the analyses described below should not be viewed as determinative of the opinion of the Special Committee with respect to the merger consideration or of whether the Special Committee would have been willing to determine that a different merger consideration was fair. The merger consideration to be paid to the holders of our Shares and ADSs pursuant to the merger was determined through arm's length negotiations between the Special Committee and representatives of Parent and was approved by the Special Committee and the Board. Barclays did not recommend any specific merger consideration to the Special Committee or that any given merger consideration constituted the only appropriate consideration for the merger.

        In accordance with customary investment banking practice, Barclays employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial and comparative analyses that were performed by Barclays in connection with rendering its opinion and does not purport to be a complete description of the financial analyses performed by Barclays. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Barclays' financial analyses. Considering the data in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumption underlying the analyses, could create a misleading impression of Barclays' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 3, 2015, and is not necessarily indicative of current market conditions.

  Selected Transaction Analysis

        Barclays reviewed and analyzed certain publicly available information relating to the following completed transactions involving U.S. listed Chinese companies, and companies engaged in the international vertical marketplace and digital classifieds industry respectively. Barclays compared certain financial information and transaction multiples relating to the target companies in those transactions to the corresponding information for the Company:

  U.S. Listed Chinese Transaction Comparables

Date Announced	Acquiror	Target Company
April 2015	Michael Chi (Founder)	Perfect World
April 2015	Consortium	Shanda Games
March 2014	Yuzhu Shi (Founder)/Baring	Giant Interactive Group
June 2013	Management	ChinaEdu
May 2013	CITIC Capital	AsiaInfo-Linkage
December 2012	Consortium	Focus Media

  International Vertical Marketplace and Digital Classifieds Transaction Comparables

Date Announced	Acquiror	Target Company
April 2015	CoStar Group	ApartmentFinder.com
March 2014	CoStar Group	Apartments.com
September 2013	IAC (Match.com)	Meetic SA*
October 2012	Permira	Ancestry.com
May 2011	TPG	Primedia Inc.

*
Online dating related transaction.

        None of the selected transactions or the companies party to the transactions are identical or directly comparable to the proposed merger or to the Company. The selected transactions were identified based on the two groups above which Barclays considered generally relevant for the purpose of its analysis: (a) target companies with US-listings and China located business operations in common with Jiayuan, but operating in differing technology industry verticals ("U.S. Listed Chinese Transaction Comparables"), and (b) target companies operating in more adjacent technology industry verticals to Jiayuan, but with business operations located in a different geography ("International Vertical Marketplace and Digital Classifieds Transaction Comparables"). However, the reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company.

        Based on the management forecast for the Company and publicly announced historical financial information for the target company in each selected transaction, Barclays calculated, among other things, the enterprise value of the Company and each target company, as applicable, as a multiple of such company's sales, EBITDA, and EBITDA margin for the twelve-month period prior to the date on which the relevant transaction was announced ("LTM"). The results of this analysis are summarized as follows:

  U.S. Listed Chinese Comparables

	Sales Multiple LTM	EBITDA Multiple LTM	EBITDA Margin LTM
Mean	2.5x	6.9x	34%
Median	2.0x	7.2x	33%

  International Vertical Marketplace and Digital Classifieds Industry Comparable Companies

	Sales Multiple LTM	EBITDA Multiple LTM	EBITDA Margin LTM
Mean	2.6x	8.8x	30%
Median	2.4x	8.3x	31%

        Based on the results of the foregoing analysis and Barclays' professional judgment, Barclays applied multiples ranging from 8.3x to 11.7x (with the maximum representing the IAC-Meetic SA transaction and the minimum representing the median of the international vertical marketplace and digital classifieds industry comparable companies) to the Company's actual EBITDA for the twelve-

month period ending September 30, 2015 and derived illustrative implied values per ADS ranging from $5.07 to $6.10.

        Barclays also calculated, among other things, the enterprise value of the Company and each target company, as applicable, as a multiple of such company's revenue and EBITDA for the next twelve-month period after the date on which the relevant transaction was announced ("NTM"). The results of this analysis are summarized as follows:

  U.S. Listed Chinese Transaction Comparables

	Sales Multiple NTM	EBITDA Multiple NTM
Mean	2.1x	5.8x
Median	1.6x	5.9x

  International Vertical Marketplace and Digital Classifieds Industry Transaction Comparables

	Sales Multiple NTM	EBITDA Multiple NTM
Mean	2.9x	8.2x
Median	2.9x	8.2x

        Based on the results of the foregoing analysis and Barclays' professional judgment, Barclays applied multiples ranging from 0.9x to 1.6x (with the maximum representing the median of the selected Chinese internet company comparable companies and the minimum representing the CITIC Capital-AsiaInfo Linkage transaction) to the Company's revenue for the twelve-month period starting September 30, 2015 and derived an illustrative implied value per ADS ranging from $6.22 to $9.07.

        In addition, as part of its selected transaction comparable companies analysis, Barclays also performed a premia paid analysis based on the premia paid in 44 previously announced take-private transactions involving U.S.-listed companies with business and operations primarily in the People's Republic of China in various industries. For purposes of this analysis, Barclays calculated the premia represented by the volume weighted acquisition price in each of the transactions to the closing price of the applicable target company's shares as of one day, 30 days, and 90 days prior to the announcement of the receipt of the applicable proposal for a take-private transaction. The results of these calculations are summarized as follows:

	Precedent Transactions
	1 day	30 days	90 days
Mean	28.6%	32.9%	32.5%
Median	25.5%	31.5%	28.2%

        Barclays applied premia ranging from 21.6% to 86.4% (representing the 1st and 4th quartile of the volume weighted average premiums of such take-private comparable transactions, respectively) over $4.76, the volume-weighted average trading price of the ADSs during the 30 trading days prior to, and including, March 2, 2015, the last trading date before information about a potential proposal for a going private transaction involving the Company became public. The derived illustrative prices for the ADSs range from $5.79 to $8.87.

  Selected Trading Analysis

        Barclays reviewed and analyzed certain publicly available market trading data, financial information and valuation metrics of the following groups of selected publicly traded companies and compared such information to the corresponding information for the Company:

  US-Listed Chinese Internet Companies

    •
    SINA Corp.

    •
    Sohu.com Inc.

    •
    LightInTheBox Co., Ltd.

  International Online Personals Services Companies

    •
    Match Group, Inc.

    •
    XO Group, Inc.

    •
    Spark Networks, Inc.

        The selected companies were chosen based on Barclays' knowledge of the online personals services industry. Certain US-listed Chinese internet comparables including Momo, Renren,Taomee, Dangdang and Sungy Mobile, were excluded from the comparable group due to the trading impact of existing take-private offers. Although none of the selected companies is identical or necessarily directly comparable to the Company, the selected companies are publicly traded companies with operations and/or other criteria, such as lines of business, revenue model, markets, business risks, growth prospects, maturity of business and size and scale of business, that Barclays considered generally relevant for purposes of its analysis.

        Based on the closing share price as of December 3, 2015, historical financial information contained in public filings and Wall Street research analyst estimates for the selected companies, Barclays calculated, among other things, enterprise value as a multiple of estimated EBITDA for 2015, 2016, and 2017 for each selected company. The results of this analysis are summarized as follows:

Enterprise Value / EBITDA
	2015F	2016F	2017F
U.S. Listed Chinese Internet Companies
Mean	14.7x	13.3x	7.5x
Median	9.5x	17.1x	7.5x
International Online Personals Services Companies
Mean	18.0x	12.6x	10.3x
Median	16.5x	11.6x	10.3x
All Companies
Mean	16.4x	13.0x	8.9x
Median	15.4x	13.6x	9.4x

        Based on the results of the foregoing Enterprise Value / EBITDA analysis and Barclays' professional judgment, Barclays applied multiples ranging from 15.5x to 17.5x (with the range based on the median of the international online personal services comparable companies) to the Company's estimated EBITDA for 2015 to derive an illustrative enterprise value of the Company. Barclays derived illustrative implied values per ADS ranging from $6.35 to $6.84.

        In addition, Barclays applied multiples ranging from 10.6x to 12.6x (with the range based on the median of the international online personal services comparable companies) to the Company's estimated EBITDA for 2016. Using the same methodologies described above, Barclays derived illustrative implied values per ADS ranging from $6.27 to $6.97.

        Based on the closing share price as of December 3, 2015, historical financial information contained in public filings and Wall Street research analyst estimates for the selected companies, Barclays also calculated enterprise value a multiple of estimated revenue for 2015, 2016, and 2017 for each selected company. The results of this analysis are summarized as follows:

Enterprise Value / Revenue
	2015F	2016F	2017F
U.S. Listed Chinese Internet Companies
Mean	1.2x	1.0x	1.2x
Median	0.7x	0.7x	1.2x
International Online Personals Services Companies
Mean	2.9x	2.6x	2.9x
Median	2.7x	2.5x	2.9x
All Companies
Mean	2.1x	1.8x	2.0x
Median	2.1x	1.9x	2.1x

        Based on the results of the foregoing analysis and Barclays' professional judgment, Barclays applied multiples ranging from 0.7x to 2.5x (with the range based on the U.S. listed Chinese internet comparable companies) to the Company's estimated revenue for 2015 to derive an illustrative equity value of the Company and derived illustrative implied values per ADS ranging from $5.08 to $11.55.

        In addition, Barclays applied multiples ranging from 0.7x to 2.1x (with the range based on the U.S. listed Chinese internet comparable companies) to the Company's estimated revenue for 2016. Using the same methodologies described above, Barclays derived illustrative implied values per ADS ranging from $5.57 to $11.59.

  Historical Trading Range

        Barclays reviewed the historical price performance of the ADSs for the 52-week period ending March 2, 2015, which represents the last trading day prior to the announcement of receipt of the merger proposal. During this period the range of trading prices of the ADSs was between $4.41 and $8.80. Barclays also observed that the volume weighted average prices of the ADSs for the 1-day, 30-day, 60-day, 90-day, and 180-day periods prior to the announcement of receipt of the merger proposal, dated March 3, 2015, were $4.64, $4.76, $4.71, $4.96, and $5.42 respectively. Based on the unaffected share prices, Barclays also observed implied premium (and discount) ranges of 48.5% to 71.4% for the 3-month period preceding the announcement date, 15.2% to 71.4% for the 6-month period preceding the announcement date, and (14.2)% to 71.4% for the 12-month period preceding the announcement date.

  Discounted Cash Flow Analysis

        Based upon the financial forecasts provided by management of the Company, Barclays performed a discounted cash flow analysis to determine a range of illustrative net present values per ADS as of December 3, 2015. For purpose of this analysis, Barclays applied discount rates ranging from 15.2% to 17.2%, reflecting an estimate of the Company's weighted average cost of capital, to (i) the estimated unlevered free cash flows of the Company from 2016 through the end of 2019, and (ii) the terminal value of the Company as of the end of 2019 derived by applying terminal growth rates ranging from 2.0% to 4.0% to the Company's estimated unlevered free cash flow. Unlevered free cash flow was calculated as earnings before interest and taxes plus depreciation and amortization, less share-based compensation, tax expenses, capital expenditures, and changes in working capital, plus deferred revenues. Barclays derived illustrative equity values of the Company ranging from approximately $300.0 million to $376.0 million. From these figures, Barclays' calculations resulted in illustrative present values per ADS ranging from $9.35 to $11.71.

  Miscellaneous

        Pursuant to the terms of Barclays' engagement letter, the Company has agreed to pay Barclays an engagement fee of $250,000, $125,000 of which was paid upon execution of Barclays' engagement letter and $125,000 of which was paid on the date that is three months following the date of the engagement letter. The Company paid a separate opinion fee of $750,000 to Barclays, all of which became payable upon Barclays' delivery of its opinion to the Special Committee. The Company has also agreed to pay an advisory fee of $1,000,000, which shall become payable as soon as all conditions precedent to any binding sale and purchase agreement or other agreement to effect the transaction have been satisfied or waived. In addition, in the event that the price per Company ordinary share paid to the shareholders of the Company in connection with the merger is above the Benchmark Consideration of $4.247 per ordinary share, Barclays is entitled to an additional incentive fee equal to 3% of the difference between (x) Consideration per Ordinary Share multiplied by the Total Diluted Shares Outstanding and (y) the Benchmark Consideration multiplied by the Total Diluted Shares Outstanding. The Company has also agreed to reimburse Barclays for certain expenses and indemnify Barclays for certain liabilities that may arise out of its engagement.

        Barclays Bank PLC and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. Barclays has in the past provided investment banking and financial services to affiliates of a shareholder of the Company, and Barclays may in the future provide investment banking and financial or non-financial services to the Company, Parent, or their affiliates. In addition, in the ordinary course of Barclays' business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Purposes of and Reasons for the Merger

  The Buyer Group Parties

        The Transaction supports Baihe and the Company's shared mission to provide high-quality innovative professional marriage matchmaking services to its customers and will position the combined company to become a clear industry leader in China. The combination will help accelerate growth and user engagement across both companies. The business will also benefit of significant cost synergies, including the rationalization of some operational and support functions, as well as greater efficiency in marketing and promotional efforts.

  The Company

        The Company's purpose for engaging in the Merger is to enable its shareholders and ADS holders to receive US$5.04 per Share and US$7.56 per ADS in cash, without interest and net of any applicable withholding taxes and ADS Depositary fees, which represents (a) approximately a 62.9% premium over the closing price of the ADSs as quoted by NASDAQ on March 2, 2015, the last trading day immediately prior to the Company's announcement on March 3, 2015 that it had received the Proposal and (b) approximately a 58.7% premium over the volume-weighted average trading price of the ADSs during the 30 trading days prior to, and including, March 2, 2015. The Company believes its long-term objectives can best be pursued as a private company.

        The Company has determined to undertake the Merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Board described in detail above under "Special Factors—Purposes of and Reasons for the Merger."

Effects of the Merger on the Company

  Private Ownership

        The Company's ADSs are currently listed on NASDAQ under the symbol "DATE." It is expected that, immediately following the completion of the Merger, the Company will cease to be a publicly traded company and will instead become a privately held company owned directly by Parent and indirectly by Baihe. Following the completion of the Merger, the ADSs will cease to be listed on NASDAQ, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of the Company's ADSs and the underlying ordinary shares under the Exchange Act may be terminated upon the Company's application to the SEC if such shares are not listed on a national securities exchange and there are fewer than 300 record holders of such shares. Ninety days after the filing of Form 15 in connection with the completion of the Merger or such shorter period as may be determined by the SEC, registration of the ADSs and the underlying ordinary shares under the Exchange Act will be terminated. At such time, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. After the completion of the Merger, the Company's shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide. Furthermore, the ADS program for ordinary shares of the Company will terminate.

        Upon completion of the Merger, each issued and outstanding ordinary share and ADS, other than the Dissenting Shares (please see "The Merger Agreement—Dissenters' Rights" below), will be cancelled in exchange for the right to receive US$5.04 per ordinary share and US$7.56 per ADS (less US$0.05 per ADS cancellation fee pursuant to the terms of the Deposit Agreement), respectively, in cash, without interest and net of any applicable withholding taxes. At the Effective Time, each ordinary share of Merger Subsidiary issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable ordinary share of the Surviving Company. As a result, current shareholders and ADS holders of the Company, will no longer have any equity interest in, or be shareholders or ADS holders of, the Company upon completion of the Merger. Consequently, the Company's shareholders and ADS holders, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, the Company's current shareholders and ADS holders will not be exposed to the risk of loss in relation to their investment in the Company.

        At the Effective Time, each Share Option that is then outstanding and unexercised, whether or not vested or exercisable, will be cancelled in exchange for the right to receive an amount equal to the excess of Per Share Merger Consideration over the exercise price payable per Share under such Share Option, in cash, without interest and net of any applicable withholding taxes, and each outstanding Company RS will be cancelled in exchange for the right to receive an amount equal to the Per Share Merger Consideration, in cash, without interest and net of any applicable withholding taxes. If the exercise price per Share of a Share Option is equal to or greater than US$5.04, such Share Option will be cancelled without any payment.

        We have attached the Merger Agreement to this proxy statement as Annex A. We encourage you to read the entire Merger Agreement carefully, because it is the legal document that governs the Merger.

  Directors and Management of the Surviving Company

        If the Merger is completed, the current memorandum of association and articles of association of the Company will be replaced in their entirety by the memorandum of association and articles of association of Merger Subsidiary, as in effect immediately prior to the Effective Time (except that, at the Effective Time, Article I of the articles of association of the Surviving Company will be amended to read as follows: "The name of the corporation is "Jiayuan.com International Ltd"). In addition, the directors of Merger Subsidiary immediately prior to the Effective Time (identified below in "Annex F—Directors and Executive Officers of the Parties") will become the directors of the Surviving Company and the officers of the Company will remain the officers of the Surviving Company, in each case unless otherwise determined by Parent prior to the Effective Time.

  Primary Benefits and Detriments of the Merger

        The primary benefits of the Merger to the Holders include the following:

  •
  the receipt by Holders of a merger consideration of US$5.04 per Share or US$7.56 per ADS represents a premium of approximately 58.7% over the volume-weighted average trading prices of the Company's ADSs as quoted by NASDAQ during the 30 trading days prior to March 2, 2015 the last trading day prior to the Company's announcement on March 3, 2015 that it had received the Proposal and an approximately 62.9% premium over the Company's closing price as quoted by NASDAQ on March 2, 2015; and

  •
  risks to Holders in connection with any possible decrease in the Company's future revenues, free cash flow, growth or value following the Merger will be avoided.

        The primary detriments of the Merger to the Holders include the following:

  •
  Holders will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends, if any; and

  •
  in general, the receipt of cash pursuant to the Merger or through the exercise of dissenters' rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See "—Material U.S. Federal Income Tax Consequences" beginning on page 46 and "—Material PRC Income Tax Consequences" beginning on page 48 for additional information.

        In connection with the Merger, some of the Company's directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of the shareholders of the Company generally, as described in more detail under "Interests of Certain Persons in the Merger" beginning on page 42.

  The Company's Net Book Value and Net Earnings

        After the closing of the Merger, Baihe will have an indirect interest in the Company's net book value and net earnings in proportion to such member's ownership interest in Parent, which will wholly own the Surviving Company. The Company's net income attributable to its shareholders for the fiscal year ended December 31, 2014 was approximately US$3.2 million and its net book value as of December 31, 2014 was approximately US$62.4 million.

Plans for the Company after the Merger

        Following the completion of the Merger, Baihe will indirectly own 100% of the equity interest in the Surviving Company. Baihe intends to operate the Surviving Company and its subsidiaries and operating companies independently, and maintain the Company's brands " " (Shiji Jiayuan) and " " (Jiayuan) as part of the Company's operation. Baihe and the Company will work together to build out integration plans and strategies to capitalize the synergies of the combination and to provide high-quality customer services with potentially integrating their marketing and promotional resources.

        Following the completion of the Merger and the anticipated deregistration of the ordinary shares of the Company and the ADSs, the Company will no longer be subject to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and NASDAQ compliance and reporting requirements and the related direct and indirect costs and expenses.

Effects on the Company if the Merger Is Not Completed

        If the Merger Agreement is not authorized, approved and adopted by the shareholders or if the Merger is not completed for any other reason, the shareholders will not receive any payment for their Shares and/or ADSs in connection with the Merger nor will the holders of any Share Options, Company RSs receive payment pursuant to the Merger Agreement. Instead, the Company will remain a publicly traded company, the ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ's listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company's shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Shares and/or ADSs. Accordingly, if the Merger is not completed, we cannot assure you as to the effect of these risks and opportunities on the future value of the Shares or ADSs, including the risk that the market price of the ADSs may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

        Under specified circumstances, the Company may be required to pay Parent or its designees a termination fee of RMB75,000,000 or its U.S. dollar equivalent, or Parent may not be entitled to receive repayment by the Company of the Parent Deposit of an aggregate of RMB150,000,000, or Substituted Parent Deposit in U.S. dollars equal to the Parent Deposit, in each case as described in the section entitled "The Merger Agreement—Termination Fee and Parent Deposit" beginning on page 75. If the Merger is not completed, the Board will, from time to time, evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement is not approved by the shareholders or if the Merger is not completed for any other reason, we cannot assure you that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger

        The Company and Baihe estimate that the total amount of funds necessary to complete the Transactions, including the Merger, will be approximately US$250 million, assuming no exercise of dissenters' rights by shareholders of the Company.

        Baihe expects this amount will be provided through the funds raised by Baihe in a private placement of its shares, or a bank loan as an alternative.

Guarantee

        Concurrently with the execution and delivery of the Merger Agreement on December 7, 2015, Baihe has executed and delivered a guarantee dated as of December 7, 2015 in favor of the Company (the "Guarantee") pursuant to which Baihe has guaranteed in favor of the Company the obligations of Parent and Merger Subsidiary under the Merger Agreement. A copy of the Guarantee is attached as Annex E to this proxy statement and is incorporated herein by reference.

Remedies

        The parties to the Merger Agreement may be entitled to the payment of a termination fee or the grant of specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or equity, subject to certain limitations as described under the section entitled "The Merger Agreement—Remedies" beginning on page 76.

Interests of Certain Persons in the Merger

        In considering the recommendation of the Special Committee and the Board with respect to the Merger, you should be aware that the directors and executive officers of the Company have interests in the transaction that are different from, and/or in addition to, the interests of the Company's shareholders generally. The Board and Special Committee were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and recommend that the Company's shareholders vote in favor of authorizing and approving the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Except as set forth under "The Merger Agreement—Background of the Merger," no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transactions and/or preparing a report concerning the fairness of the Transactions.

  Treatment of Shares Options and Company RSs Held by Directors and Executive Officers

        If the Merger is completed, at the Effective Time, (a) each outstanding Share Option, will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than he next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the excess of Per Share Merger Consideration over the exercise price payable per Share under such Share Option, in cash, without interest and net of any applicable withholding taxes, and (b) each outstanding Company RS will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the Per Share Merger Consideration, in cash, without interest and net of any applicable withholding taxes.

        The following table shows, as of the date of this proxy statement, for each director and executive officer of the Company, (a) the number and classes of Shares owned, (b) the cash payment that will be made in respect of the Shares at the Effective Time, (c) the number of Shares underlying Share Options to purchase Shares granted under the Company Incentive Plan, (d) the average exercise price payable per Share for the outstanding and unexercised Share Options held by such person, (e) the cash payment that will be made in respect of the Share Options to purchase Shares at the Effective Time, (f) the number of Company RSs held, (g) the cash payment that will be made in respect of the Company RSs at the Effective Time, and (h) the total cash payment such person may receive in respect of all payments described in this table if the Merger is consummated (in all cases before applicable withholding taxes).

	Shares		Options to Purchase Shares			Company RS
Name of Directors and Executive Officers	Shares Beneficially Owned	Cash Payment Thereof (US$)	Shares Underlying	Average Exercise Price	Cash Payment Therefor (US$)	Shares Underlying	Cash Payment Therefor (US$)	Total Cash Payments (US$)
Yongqiang Qian	10,614,272	53,495,930.88	60,000	2.78	135,582.00	22,500	113,400.00	53,744,912.88
JP Gan	6,340,256	31,954,890.24	135,000	3.05	268,084.50	22,500	113,400.00	32,336,374.74
Linguang Wu	431,706	2,175,798.24	352,500	3.02	713,811.75	197,063	993,195.00	3,882,804.99
Xiaochuan Wang	—	—	135,000	3.00	274,834.50	22,500	113,400.00	388,234.50
Paul Keung	—	—	79,688	2.99	163,069.21	22,500	113,400.00	276,469.21
Gaofei Wang	—	—	—	—	—	22,500	113,400.00	113,400.00
Shang-Hsiu Koo	—	—	181,888	2.65	434,592.31	109,038	549,551.52	984,143.83
Hui Song	—	—	88,194	2.71	205,352.37	93,783	472,666.32	678,018.69
Total for All Directors and Executive Officers	17,386,234	87,626,619.36	1,032,270	2.91	2,195,326.64	512,384	2,582,412.84	92,404,358.84

        After the completion of the Merger, the maximum amount of cash payments the Company's directors and executive officers may receive in respect of their Shares, Share Options and Company RSs is approximately US$92,404,358.84, which includes (a) US$87,626,619.36 in respect of 17,386,234 issued and outstanding Shares held by them as of the date of this proxy statement, (b) US$2,195,326.64 in respect of Share Options to purchase 1,032,270 Shares granted under the Company Incentive Plan which are issued but unexercised as of the date of this proxy statement, and (c) US$2,582,412.84 in respect of 512,384 Company RSs held by them as of the date of this proxy statement.

  Indemnification; Directors' and Officers' Insurance

        Pursuant to the terms of the Merger Agreement, the Company's directors and officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from the Company. See the section entitled "The Merger Agreement—Indemnification; Directors' and Officers' Insurance" beginning on page 70 for a description of such ongoing indemnification and coverage obligations.

  The Special Committee

        On March 16, 2015, the Board established the Special Committee to, among other things, consider and evaluate the Proposal and the Proposed Transaction and to explore and evaluate any alternative transactions involving the Company, determine whether the Proposed Transaction or any alternative transaction was in the best interests of the Holders, make recommendations to the Board on the Proposed Transaction or any alternative transaction and negotiate the terms of the Proposed Transaction or any alternative transaction, including the terms of the Merger Agreement and any other document to be entered into with Baihe and its affiliates. The Special Committee is composed of the following independent directors: Messrs. JP Gan, Paul Keung and Gaofei Wang.

        Other than the cash-out of Company RSs held by them, their receipt of Board and Special Committee compensation (which was not and is not contingent upon the completion of the Merger, or the Special Committee's or the Board's recommendation of the Merger) and their indemnification and liability insurance rights under the Merger Agreement and the Company's memorandum and articles of association, none of the members of the Special Committee has a financial interest in connection with the Merger or any of the Transactions that is different from, or in addition to, those of the Holders nor is either of them related to Baihe. See "Special Factors—Interests of Certain Persons in the Merger" beginning on page 42 for additional information. The Board did not place any limitations on the authority of the Special Committee regarding its investigation and evaluation of the Merger.

        The Company has compensated, and intends to continue to compensate, each member of the Special Committee in exchange for his service in such capacity at a rate of US$5,000 per month (in each case, the payment of which is not contingent upon the consummation of the Merger or the Special Committee's or the Board's recommendation of the Merger).

  Contingent Bonus Payments to Certain Financial Personnel

        Immediately prior to the Effective Time, the Company will pay certain officers and employees of the accounting and finance departments of the Company, including the chief financial officer of the Company, cash bonuses not to exceed an aggregate of RMB1,000,000.

  Position with the Surviving Company

        Baihe expects to employ Mr. Linguang Wu, our Chief Executive Officer, as co-chairman and co-chief executive officer of the Surviving Company.

        As of the date of this proxy statement, none of our executive officers has entered into any amendments or modifications to existing agreements with the Company or its subsidiaries in anticipation of the Merger, nor has any executive officer who has plans or is expected to become an employee of the Surviving Company post-closing entered into any agreement, arrangement or understanding with Parent, Merger Sub or Baihe regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company or Baihe, other than the understanding between Baihe and Mr. Wu described above. Although no such agreement, arrangement or understanding currently exists, it is generally expected that a number of our executive officers will remain after the Merger is completed, which means that such our executive officers may in the future enter into new arrangements with the Surviving Company, Baihe or its affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company or Baihe post-closing.

        The directors of Merger Subsidiary immediately prior to the Effective Time will become the directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time will become the officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time.

  Entitlement of Company Employee Participation in Baihe Share Plan after the Merger

        Pursuant to the Merger Agreement, until the first anniversary of the effective time of the Merger, Parent shall cause the Surviving Company and its subsidiaries to provide each employee who is, as of the Effective Time, employed by the Company and its subsidiaries and continues in employment with the Surviving Company or any other affiliate of Parent following the Effective Time (each, a "Continuing Employee") with a level of cash compensation at least equal to such employee's level of cash compensation as of immediately prior to the effective time and with employee benefits and arrangements that are no less favorable than the employee benefits and arrangements provided by Baihe to its own similarly situated employees.

        In addition, Baihe will adopt an equity incentive plan or amend its existing equity incentive plan as soon as reasonably practicable after the effective time of the Merger, pursuant to which Baihe shall grant to the Continuing Employees, on terms comparable to those provided by Baihe to its own similarly situated employees, (i) the right to purchase up to 35,000,000 ordinary shares of Baihe in the private placement by Baihe to its employees and (ii) options to purchase up to 50,000,000 ordinary shares of Baihe. For purposes of eligibility to participate and vesting in all benefits provided by Baihe, the Continuing Employees will be credited with their years of service with the Company and its subsidiaries.

Related-Party Transactions

        We have adopted an audit committee charter, which requires the audit committee to review and approve all related-party transactions as defined in Item 404 of Regulation S-K on an ongoing basis. In addition to the arrangements in connection with the Merger discussed elsewhere in this proxy statement, for a description of significant related-party transactions for the years ended December 31, 2013 and 2014, see "Item 7. Major Shareholders and Related-Party Transactions" included in the Company's Annual Reports on Form 20-F for the fiscal years ended December 31, 2013 and December 31, 2014, respectively, which are incorporated by reference into this proxy statement. See "Where You Can Find More Information" beginning on page 88 for a description of how to obtain copies of the Company's Annual Reports.

Litigation Related to the Merger

        The Company is not aware of any lawsuit that challenges the Merger Agreement, the Plan of Merger or any of the Transactions, including the Merger.

Accounting Treatment of the Merger

        The Merger is expected to be accounted for by using the acquisition method in accordance with Accounting Standards Codification 805, "Business Combinations."

Regulatory Matters

        The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than the approvals, filings or notices required under the federal securities laws and the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Subsidiary as at the time of the filing of the Plan of Merger and notice of Merger published in the Cayman Islands Gazette. See "The Merger Agreement—Conditions to the Merger" beginning on page 72 for additional information.

Dissenters' Rights

        Shareholders who exercise dissenters' rights will have the right to receive payment of the fair value of their Shares if the Merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters' rights, a copy of which is attached as Annex D to this proxy statement. The fair value of their Shares as determined under that statute could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters' rights with respect to their Shares. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Law, you may lose your dissenters' rights (as described under the section entitled "Dissenters' Rights" on page 76).

Material U.S. Federal Income Tax Consequences

        The following are certain material U.S. federal income tax consequences to a U.S. Holder (defined below) of the exchange of the ordinary shares of the Company or ADSs for cash pursuant to the Transactions. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including gift or estate, alternative minimum tax or Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers or certain traders in securities;

  •
  persons holding ordinary shares or ADSs as part of a straddle, hedge, wash sale, conversion transaction or integrated transaction, or persons entering into a constructive sale with respect to ordinary shares or ADSs;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  certain former citizens or residents of the United States;

  •
  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  •
  tax-exempt entities, including "individual retirement accounts" and "Roth IRAs";

  •
  mutual funds;

  •
  persons that own or are deemed to own ordinary shares or ADSs representing ten percent or more of the voting stock of the Company; or

  •
  persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

        If an entity that is classified as a partnership for U.S. federal income tax purposes owns ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares or ADSs and partners therein should consult their tax advisers as to the particular U.S. federal income tax consequences of disposing of ordinary shares or ADSs.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of disposing of ordinary shares or ADSs pursuant to the Transactions in their particular circumstances.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source;

  •
  a trust that either (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        Exchange of ordinary shares or ADSs for Cash.    The exchange of ordinary shares of the Company or ADSs for cash will be a taxable transaction for U.S. federal income tax purposes. An exchanging or dissenting U.S. Holder will recognize gain or loss on the disposition of ordinary shares or ADSs, equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the ordinary shares or ADSs disposed of. If a U.S. Holder acquired different blocks of ordinary shares or ADSs at different times or at different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of ordinary shares or ADS. Subject to the discussion in "Passive Foreign Investment Company" below, any gain or loss recognized will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations.

        As described in "—Material PRC Income Tax Consequences," if we were deemed to be a tax resident enterprise under PRC tax law, gains from a sale of ordinary shares of the Company or ADSs may be subject to PRC tax. U.S. Holders are entitled to use foreign tax credits to offset only the portion of their U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons generally are treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any gain from the sale of ordinary shares of the Company or ADSs. However, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat any such gain as foreign-source gain for foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC tax on disposition gains in their particular circumstances.

        Passive Foreign Investment Company.    Although it is not clear how the contractual arrangements between the Company and its PRC operating companies should be treated for purposes of the passive foreign investment company ("PFIC") rules, based on the composition of the Company's income and assets and the value of the Company's assets, including goodwill, which is based, in part, on the market price of the Company's ADSs, the Company does not expect to be a PFIC for the current taxable year. However, because the determination of whether a company is a PFIC is made annually after the end of each taxable year and the Company's expectation as to its PFIC status is based on facts that may change, the Company cannot assure you that it will not be a PFIC for the current taxable year. In addition, as described in certain of the Company's annual reports on Form 20-F, it is unclear whether the Company was a PFIC for certain of its previous taxable years. If the Company was a PFIC for any previous taxable year during which a U.S. Holder owned ordinary shares of the Company or ADSs, the Company would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owned the ordinary shares or ADSs, even if the Company ceased to meet the threshold requirements for PFIC status.

        In general, a foreign corporation is a PFIC for U.S. federal income tax purposes for any taxable year if (a) 75% or more of its gross income consists of passive income (such as dividends, interest and certain rents and royalties) or (b) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash). If a corporation owns, directly or indirectly, at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned subsidiary's assets and receiving its proportionate share of the 25%-owned subsidiary's income.

        Generally, if the Company was a PFIC for any taxable year during which a U.S. Holder owned ordinary shares of the Company or ADSs and the U.S. Holder has not made a valid "purging" election or mark-to-market election, the amount of gain recognized upon the disposition of ordinary shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder's holding period for such shares or ADSs. The amounts allocated to the taxable year of disposition and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Furthermore, a U.S. Holder would be required to file IRS Form 8621 with respect to the Company, generally with the U.S. Holder's federal income tax return for the year of the Merger. If the Company was a PFIC for any previous taxable year in which a U.S. Holder owned ordinary shares or ADSs, the amount of gain and the manner in which it is allocated between taxable years within the U.S. Holder's holding period may be affected by any valid election that the U.S. Holder may have made to either mark-to-market ADSs, or be taxed on a deemed sale of the ordinary shares of the Company or ADSs. U.S. Holders should consult their tax advisers regarding the consequences of disposing of their ordinary shares or ADSs in the case that the Company was a PFIC for any taxable year, and the effect of any previous mark-to-market or deemed sale election that they may have made.

        Information Reporting and Backup Withholding.    Payments of the cash consideration for the ordinary shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (a) the U.S. Holder is a corporation or other exempt recipient or (b) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number in the manner required and certifies that it is not subject to backup withholding. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Material PRC Income Tax Consequences

        Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose "de facto management bodies" are located in the PRC are considered "resident enterprises," and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of EIT Tax Law, effective as of January 1, 2008, which defines the "de facto management body" as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies ("Circular 82") on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a "non-resident enterprise" from transfer of its equity in a PRC resident enterprise if such gain is regarded as incomes derived from sources within the PRC. The term "non-resident enterprise" means an enterprise established under the laws of a jurisdiction other than the PRC and whose actual administrative organization is not in the PRC, which has established offices or premises in the PRC, or which has not established any offices or premises in the PRC but has obtained income derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Relief from these taxes may be sought under applicable Income Tax Treaties with China.

        As there has not been a definitive determination of the Company's status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for Shares would otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents.

        In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises' Equity Transfer Income ("Circular 698") issued by the State Administration of Taxation, which became effective as of January 1, 2008, the Circular Concerning Various Questions on the Administration of Enterprises Income Tax on Non-resident Enterprises ("Bulletin 24") issued by the State Administration of Taxation, which became effective as of April 1, 2011, and the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises ("Bulletin 7") issued by the State Administration of Taxation, which became effective on February 3, 2015, if any non-resident enterprise transfers equity of a resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. Bulletin 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential Chinese tax on the direct transfer of those assets. Nevertheless, the indirect transfers falling into the scope of the safe harbor under Bulletin 7 may not be subject to PRC tax. The safe harbor includes qualified group restructurings, public market trades and exemptions under tax treaties. Circular 698 or Bulletin 7 may be determined by the tax authorities to be applicable to the merger where non-PRC resident corporate shareholders or ADS holders were involved, if the merger is determined by the PRC tax authorities to lack reasonable commercial purpose. As a result, if PRC tax authorities were to invoke Circular 698 or Bulletin 7 and impose tax on the receipt of consideration for Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the merger by the Company's shareholders who are non-PRC resident enterprises could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

Material Cayman Islands Tax Consequences

        The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares or ADSs under the terms of the Merger. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any transaction documents are brought to or executed or produced before a court in the Cayman Islands; (b) registration fees will be payable to the Cayman Registrar to register the Plan of Merger; and (c) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

Withholding Rights under the Merger Agreement

        Under the terms of the Merger Agreement, each of the Surviving Company, Parent, its exchange agent and the ADS Depositary is entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable law. In the event that Parent, Merger Subsidiary or the Surviving Company determines that any deduction or withholding is required to be made from any amounts payable pursuant to the Merger Agreement, Parent, Merger Subsidiary or the Company, as applicable, are required to inform the Special Committee and the other parties to the Merger Agreement of such determination and provide them with a reasonably detailed explanation of such determination and the parties to the Merger Agreement will consult with each other in good faith regarding such determination. Under the terms of the Merger Agreement, Parent and Merger Subsidiary have made a determination that no such deduction or withholding is required under any provision of applicable law with respect to the Per ADS Merger Consideration or the Per Share Merger Consideration.

MARKET PRICE OF THE COMPANY'S ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

        The following table provides the intra-period high and low prices for ADSs, each representing one Share, quoted on NASDAQ under the symbol "DATE" for (a) each quarter of 2013, 2014 and 2015 and (b) each quarter during the current year:

	Trading Price
	High	Low
	US$	US$
Quarterly Highs and Lows
2013
First Quarter	6.05	4.64
Second Quarter	5.75	4.88
Third Quarter	9.48	5.32
Fourth Quarter	7.78	5.61
2014
First Quarter	8.85	5.85
Second Quarter	6.99	5.10
Third Quarter	6.90	5.26
Fourth Quarter	6.63	4.35
2015
First Quarter	5.29	4.18
Second Quarter	9.48	5.05
Third Quarter	7.29	5.30
Fourth Quarter (through December 4, 2015)	7.42	5.99

Dividend Policy

        The Company paid a cash dividend in the amount of RMB48.2 million (US$7.8 million) in May 2013, a cash dividend in the amount of RMB44.4 million (US$7.3 million) in March 2014 and a special cash dividend in the amount of RMB121.5 million (US$19.8 million) in October 2014. The Board approved an annual dividend policy in 2013 under which the Company expected to pay annual dividends with an aggregate amount of up to 60% of its non-GAAP annual net income.

        Under the terms of the Merger Agreement, the Company is not permitted to pay any dividends or repurchase any Shares pending consummation of the Merger.

        In the event the Merger Agreement is terminated for any reason and the Merger is not consummated, the payment of future dividends will be subject to the discretion of the Board. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. If the Company pays any dividends, the ADS Depositary will distribute such payments to the Company's ADS holders to the same extent as holders of Shares, subject to the terms of the Deposit Agreement, including the fees and expenses payable thereunder. Cash dividends on Shares, if any, will be paid in U.S. dollars.

        The Company is a holding company incorporated in the Cayman Islands. The Company's current and future ability to pay dividends depends substantially on the payment of dividends from its subsidiaries in China. Current PRC regulations permit the Company's subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if the Company's subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Company.

THE EXTRAORDINARY GENERAL MEETING

        We are furnishing this proxy statement to you, as a holder of the Shares, as part of the solicitation of proxies by the Board for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

        The extraordinary general meeting will be held on December 29, 2015 at 10:00 a.m. (Hong Kong time). The meeting will be held at the offices of Paul Hastings LLP, 22/F Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Proposals to be Considered at the Extraordinary General Meeting

        At the meeting, you will be asked to consider and vote upon:

  •
  as special resolutions:

  THAT the Merger Agreement, the Plan of Merger required to be registered with the Registrar of Companies in the Cayman Islands in order to give effect to the Merger, and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, be authorized, approved and adopted;

  THAT the directors of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and Adoption of Amended M&A; and

  •
  if necessary, as an ordinary resolution:

  THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

        At the Effective Time, all Shares will be cancelled and cease to exist. If the Merger is completed, each issued and outstanding Share and ADS, other than the Dissenting Shares, will be cancelled in exchange for the right to receive the Per Share Merger Consideration and the Per ADS Merger Consideration (less US$0.05 per ADS cancellation fee pursuant to the terms of the Deposit Agreement), respectively, in each case, in cash, without interest and net of any applicable withholding taxes, in accordance with the terms and conditions set forth in the Merger Agreement. The Dissenting Shares will thereafter represent only the right to receive the fair value of a Share as determined under the Cayman Islands Companies Law.

        In addition to the foregoing, at the Effective Time, each outstanding Share Options will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than he next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the excess of Per Share Merger Consideration over the exercise price payable per Share under such Share Option, in cash, without interest and net of any applicable withholding taxes, and (b) each outstanding Company RS will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the Per Share Merger Consideration, in cash, without interest and net of any applicable withholding taxes.

The Board's Recommendation

        The Board, acting upon the unanimous recommendation of the Special Committee made on December 6, 2015, unanimously:

  •
  determined that it was fair to, advisable and in the best interests of the Company and the Holders to consummate the Transactions, including the Merger;

  •
  authorized and approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the Guarantee and the consummation of the Transactions, including the Merger; and

  •
  resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval.

Record Date; Shares and ADSs Entitled to Vote

        You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name at the close of business in the Cayman Islands on the Share Record Date. If you own Shares at the close of business in the Cayman Islands on the Share Record Date, the deadline for you to lodge your proxy card and vote is December 27, 2015 at 10:00 a.m. (Hong Kong time).

        If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs, as explained below), you cannot vote directly nor are you able to attend the extraordinary general meeting, but you may instruct the ADS Depositary (as the holder of the Shares underlying your ADSs) on how to vote the Shares underlying your ADSs. The ADS Depositary must receive your instructions no later than 10:00 a.m. (New York City time) on December 23, 2015 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting.

        Holders of Shares are entitled to one vote per Share. Holders of our Shares will vote as a single class on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share Record Date, there will be 46,685,217 Shares entitled to be voted at the extraordinary general meeting. See "Procedures for Voting" below for additional information.

Quorum

        A quorum of the Company's shareholders is necessary to have a valid shareholders' meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of one or more shareholders entitled to vote that represent more than than 50% of the issued and outstanding Shares. In the event that a quorum is not present at the extraordinary general meeting, the extraordinary general meeting will be adjourned to 10:00 a.m. on January 5, 2016, and additional proxies will be solicited in favor of the authorization and approval of the Merger Agreement.

Vote Required

        Under the Cayman Islands Companies Law and the Merger Agreement, in order for the Merger to be completed, the Merger Agreement and the Plan of Merger must be approved by a special resolution passed by the affirmative vote of shareholders holding two-thirds or more of the outstanding Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting. If this vote is not obtained, the Merger will not be completed.

        As of the date of this proxy statement, there are 46,685,217 Shares (including Shares represented by ADSs) all of which are entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under "—Procedures for Voting." We expect that, as of the Share Record Date, there will be 46,685,217 Shares (including Shares represented by ADSs), all of which will be entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under "Procedures for Voting." Holders of Shares are entitled to one vote per Share. Based on the number of Shares expected to be issued and outstanding and entitled to vote as of the close of business in the Cayman Islands on the Share Record Date, 30,438,402 votes must be cast in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, in order for the proposal to be authorized, approved and adopted, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. If less than all issued and outstanding Shares are present in person or by proxy and voting at the meeting, a smaller number of Shares will be required to approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

Procedures for Voting

  Shares

        Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on the Share Record Date will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of the Share Record Date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders who have acquired Shares after the close of business in the Cayman Islands on the Share Record Date may not attend the extraordinary general meeting unless they receive a proxy from the person or entity who had sold them the Shares. Holders of Shares are entitled to one vote per Share.

        Shareholders wanting to vote by proxy should simply indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by the Company no later than 10:00 a.m. on December 27, 2015 (Hong Kong time), the deadline to lodge the proxy card. Shareholders can also attend the extraordinary general meeting and vote in person.

        If you have any questions, need assistance voting your Shares or wish to request a copy of this proxy statement, please call Ms. Sonora Ma at the Company at +86 (10) 6442-2321 or by email at ir@jiayuan.com.

  ADSs

        Holders of ADSs as of the close of business in New York City on the ADS Record Date will receive the final proxy statement and ADS voting instruction card either directly from the ADS Depositary (in the case of registered holders of ADSs) or from a third-party service provider (in the case of beneficial owners of ADSs who are not registered holders of ADSs). Holders of ADSs as of the close of business on December 8, 2015 (New York City time) (who do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs, as explained in the following paragraph) cannot attend or vote at the extraordinary general meeting directly, but may instruct the ADS Depositary how to vote the Shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the ADS Depositary and returning it in accordance with the instructions printed on such card. The ADS Depositary must receive the ADS voting instruction card no later than 10:00 a.m. (New York City time) on December 23, 2015. The ADS Depositary will endeavor, in so far as practicable, to vote or cause to be voted the Shares represented by ADSs in accordance with your voting instructions. If the ADS Depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the ADS Depositary is to vote the Shares represented by the holder's ADSs, the ADS Depositary will deem such holder of ADSs (unless otherwise specified in the notice distributed to holders of ADSs) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. If no voting instructions are received by the ADS Depositary from a holder of ADSs with respect to the Shares represented by the holders' ADSs as of the ADS Record Date, the ADS Depositary has advised the Company that it will, as requested by the Company, not vote or attempt to exercise the right to vote any Share underlying such holder's ADSs. If you hold your ADSs in a brokerage, bank or other nominee account, you must follow the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

        Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become holders of Shares prior to the close of business in the Cayman Islands on the Share Record Date. ADS holders who wish to cancel their ADSs need to make arrangements to deliver the ADSs (or to the extent ADSs are certificated, the ADRs) to the ADS Depositary for cancellation before 3:00 p.m. (New York City time) on December 15, 2015 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of such Shares), (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled pursuant to the Deposit Agreement and any applicable taxes, and (c) a certification that any such ADS holder either (i) held the ADSs as of the ADS Record Date and has not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled, or has given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (ii) did not hold the ADSs as of the ADS Record Date and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, please contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS Depositary will arrange for Citibank, N.A., Hong Kong branch, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to make a request to the Company's Cayman Principal Share Registrar at Maples Fund Services (Asia) Limited, 5301, 53rd Floor, The Centre, 99 Queen's Road Central, Hong Kong, to issue and mail a certificate to your attention. If the Merger is not completed, the Company would continue to be a public company in the United States and ADSs would continue to be listed on NASDAQ. Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the Merger is not completed and you wish to be able to sell your Shares on a stock exchange, you would need to deposit your Shares into the Company's ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs and applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

        Persons holding ADSs in a brokerage, bank or other nominee account should consult with their broker, bank or other nominee to obtain directions on how to provide such broker, bank or other nominee with instructions on how to vote their ADSs.

Proxy Holders for Registered Shareholders

        Shareholders registered in the register of members of the Company as of the Share Record Date who are unable to participate in the extraordinary general meeting may appoint as a representative another shareholder, a third party or the Company as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company as proxy holder will vote in favor of the resolutions proposed at the extraordinary general meeting according to the recommendation of the Board. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the Company as proxy holder will vote in accordance with the position of the Board.

Voting of Proxies and Failure to Vote

        All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, FOR the proposal to authorize each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, and FOR the proposal to instruct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions proposed at the extraordinary general meeting, unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain the required votes described in "Vote Required."

        Brokers, banks or other nominees who hold Shares in "street name" for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers' Shares in the absence of specific instructions from those customers. If proxies are properly dated, executed and returned by holders of Shares and no specific instructions are given by such holders, such Shares will be voted "FOR" the proposals and in the proxy holder's discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of Shares are included in the determination of the number of Shares present and voting but are not counted as votes for or against a proposal. If no proxy is given by such holders of Shares, broker non-votes will be counted toward a quorum but will not be treated as voted on any proposals at the extraordinary general meeting.

        If the ADS Depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the ADS Depositary is to vote the Shares represented by the holder's ADSs, the ADS Depositary will deem such holder of ADSs (unless otherwise specified in the notice distributed to holders of ADSs) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. If no voting instructions are received by the ADS Depositary from a holder of ADSs with respect to the Shares represented by the holders' ADSs as of the ADS Record Date, the ADS Depositary has advised the Company that it will, as requested by the Company, not vote or attempt to exercise the right to vote any Share underlying such holder's ADSs. If you hold your ADSs in a brokerage, bank or other nominee account, you must follow the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

        Brokers, banks and other nominees who hold ADSs in "street name" for their customers do not have discretionary authority to provide the ADS Depositary with voting instructions on how to vote the Shares underlying the ADSs with respect to the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of ADSs, they may not provide the ADS Depositary with voting instructions on how to vote the Shares underlying the ADSs with respect to the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

Revocability of Proxies

        Registered holders of our Shares may revoke their proxies in one of three ways:

        First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the commencement of the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to the Company's registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1140, Cayman Islands and to its principal executive offices at Jiayuan.com International Ltd., 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the PRC, Attention: Investor Relations Department.

        Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than 10:00 a.m. (Hong Kong time) on December 27, 2015, which is the deadline for shareholders to lodge proxy cards.

        Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting. If a shareholder holds Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder's Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

        Holders of the Company's ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 10:00 a.m. (New York City time) on December 23, 2015. A holder of ADSs can do this by completing, dating and submitting a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

        If you hold your ADSs through a broker, bank or other nominee and you have instructed your broker, bank or other nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other nominee to change those instructions.

Rights of Shareholders Who Object to the Merger

        Shareholders who continue to hold their Shares in their own name until the completion of the Merger will have the right to exercise dissenters' rights and receive payment of the fair value of their Shares if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law, which is attached as Annex D to this proxy statement, for the exercise of dissenters' rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters' rights with respect to your Shares.

        ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS' RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS'

RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS' RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY'S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY'S REGISTER OF MEMBERS, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE CORRESPONDING SHARES) BEFORE 3:00 P.M. (NEW YORK CITY TIME) ON DECEMBER 15, 2015 AND BECOME REGISTERED HOLDERS OF SHARES PRIOR TO 10:00 A.M. (HONG KONG TIME) ON DECEMBER 29, 2015. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS' RIGHTS WITH RESPECT TO THEIR SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WOULD CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSs WOULD CONTINUE TO BE LISTED ON NASDAQ. SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELLED HIS, HER OR ITS ADSs TO EXERCISE DISSENTERS' RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY'S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs AND APPLICABLE SHARE TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Whom to Call for Assistance

        If you have any questions, need assistance voting your Shares or wish to request a copy of this proxy statement, please call Ms. Sonora Ma at the Company at +86 (10) 6442-2321 or by email at ir@jiayuan.com.

Other Business

        We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT

        The following summary describes material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement and the Plan of Merger that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement and the Plan of Merger, which are attached as Annex A and Annex B, respectively, and incorporated by reference into this section of this proxy statement. You are urged to read each of the Merger Agreement and the Plan of Merger carefully and in their entirety, as they are the legal documents governing the Merger.

        The summary of the Merger Agreement below is included in this proxy statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Parent, Merger Subsidiary or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See "Where You Can Find More Information" beginning on page 88.

Structure and Completion of the Merger

        The Merger Agreement provides for the merger of Merger Subsidiary with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement and the Plan of Merger, with the Company as the surviving company of the Merger. If the Merger is completed, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. The closing will occur no later than the fifteen business days immediately after all of the closing conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or, if permissible, waiver of those conditions). At the closing of the Merger, Merger Subsidiary and the Company will sign the Plan of Merger and file the Plan of Merger and other related documents with the Cayman Registrar. The Merger will become effective on the date specified in the Plan of Merger in accordance with the Cayman Islands Companies Law.

        We expect that the Merger will be completed no later than the first quarter of 2016, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

        The memorandum and articles of association of Merger Subsidiary, as in effect immediately at the Effective Time, will become the memorandum and articles of association of the Surviving Company, except that at the Effective Time, the memorandum and articles of association will be amended to (a) refer to the name of the Surviving Company as "Jiayuan.com International Ltd."

        The directors of Merger Subsidiary at the Effective Time will become the directors of the Surviving Company, and the officers of the Company at the Effective Time will become the officers of the Surviving Company from and after the Effective Time.

Merger Consideration

        At the Effective Time, each Share (other than Dissenting Shares and Excluded Shares) will be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, net of any applicable withholding taxes; each outstanding ADS will be cancelled and cease to exist in exchange for the right to receive the Per ADS Merger Consideration, net of any applicable withholding taxes; and each Dissenting Share will be cancelled and cease to exist at the Effective Time and be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Islands Companies Law (such required payments collectively, the "Merger Consideration"). See "Dissenters' Rights" beginning on page 76 for additional information. At the Effective Time, each issued and outstanding Excluded Share will be cancelled without payment of any consideration or any distribution therefor.

        At the Effective Time, each ordinary share, par value US$0.001 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.001 per share, of the Surviving Company, and such share will constitute the only issued and outstanding share capital of the Surviving Company.

        The Merger Consideration will not be paid to holders of Shares or ADSs who are untraceable unless and until they notify the Exchange Agent appointed by Parent for payment of Merger Consideration (the "Exchange Agent") or the ADS Depositary, as applicable, of their current contact details. A holder of ordinary shares or ADSs will be deemed to be untraceable if (a) such person has no registered address in the register of members (or branch register) maintained by the Company or the ADS Depositary, as applicable; (b) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (i) has been sent to such person and has been returned undelivered or has not been cashed or (ii) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and, in any such case, no valid claim in respect thereof has been communicated in writing to the Company or the ADS Depositary, as applicable; or (c) notice of the extraordinary general meeting convened to vote on the Merger Agreement, the Plan of Merger to be filed with the Cayman Registrar and the Transactions has been sent to such person and has been returned undelivered. Monies due to holders of Dissenting Shares and holders of ordinary shares of the Company who are untraceable will be returned to the Surviving Company on demand and held in a non-interest-bearing bank account for the benefit of the holders of Dissenting Shares and holders of Shares (including holders of ADSs) who are untraceable. Monies unclaimed after a period of six months after the Effective Time will be delivered to the Surviving Company upon demand.

Treatment of Share Options and Company RSs

        At the Effective Time, (a) each outstanding Share Option will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the excess of Per Share Merger Consideration over the exercise price payable per Share of such Share Option, in cash, without interest and net of any applicable withholding taxes, and (b) each outstanding Company RS will be cancelled in exchange for the right to receive, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such employee, an amount equal to the Per Share Merger Consideration, in cash, without interest and net of any applicable withholding taxes. If the exercise price per Share of a Share Option is equal to or greater than US$5.04, such Share Option will be cancelled without any payment.

Exchange Procedures

        Prior to the Effective Time, Parent will select a bank or trust company to act as Exchange Agent for the benefit of the holders of shares of the Company and ADSs, for payments of Merger Consideration. No later than two business days prior to the closing date, Parent will deposit the Substituted Parent Deposit with the Company by wire transfer to the bank account designated by the Company. At or prior to the Effective Time, (i) the Company will deposit with the Exchange Agent, for the benefit of the holders of Shares and ADSs, a cash amount equal to the Substituted Parent Deposit and (ii) Parent will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares and ADSs, a cash amount in immediately available funds which when added to the Substituted Parent Deposit, will be sufficient for the Exchange Agent to pay the Merger Consideration. Promptly after the Effective Time (and in any event within (x) five business days in the case of record holders, and (y) three business days in the case of ADS Depository on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Company will cause the Exchange Agent to mail (or in the case of the ADS Depositary, deliver), to each registered holder of Shares (i) a letter of transmittal specifying the manner in which the delivery of the Merger Consideration to registered holders of such Shares will be effected, and (ii) instructions for effecting the surrender of any issued share certificates representing such Shares (or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated Shares represented by book-entry in exchange for the Merger Consideration. If any share certificate has been lost, stolen or destroyed, then the person claiming such share certificate to be lost, stolen or destroyed will have to make an affidavit of loss, theft or destruction, and, if required by the Surviving Company or the Exchange Agent, post a bond in a reasonable amount as the Surviving Company or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such share certificate before the Exchange Agent will pay such person the Merger Consideration for the cancelled Share represented by such share certificate. Upon the surrender of, if applicable, any share certificates (or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated ordinary shares represented by book-entry, together with such other documents as may be required pursuant to such instructions to the Exchange Agent, each registered holder of Shares will receive a payment in an amount equal to (a) the number of Shares represented by such certificates (or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated ordinary shares represented by book-entry multiplied by (b) the Per Share Merger Consideration, without interest and net of any applicable withholding taxes. Any share certificate so surrendered will be marked as cancelled.

        Promptly following the Effective Time, the Exchange Agent will transmit to the ADS Depositary an amount in cash in immediately available funds, equal to (a) the number of ADSs issued and outstanding immediately prior to the Effective Time multiplied by (b) the Per ADS Merger Consideration. The ADS Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs, without interest and net of any applicable withholding taxes and ADS cancellation fees. The ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary and government charges (other than withholding taxes, if any) due to or incurred by the ADS Depositary in connection with the cancellation of ADSs and distribution of the Per ADS Merger Consideration to the ADS holders.

        In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the share certificates may be issued to such transferee if the share certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

Representations and Warranties

        The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Subsidiary and representations and warranties made by Parent and Merger Subsidiary to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties to the Merger Agreement in connection with negotiating the terms of the Merger Agreement (including those set forth in the disclosure schedules delivered by the Company to, and accepted by, Parent and Merger Subsidiary). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders and may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change-in-circumstance or otherwise and allocating risk between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the

Company were qualified by its public disclosure with the SEC since May 11, 2011 and prior to the date of the Merger Agreement, as well as, in some cases, to additional specified exceptions and qualifications.

        The representations and warranties made by the Company to Parent and Merger Subsidiary include representations and warranties relating to, among other things:

  •
  the Company is duly incorporated, validly existing and in good standing, and has all corporate powers and all governmental licenses to carry on its business as now conducted; the memorandum and articles of association of the Company's in full force and effect;

  •
  the Company's corporate power and authority to execute and deliver the Merger Agreement, to perform its obligations under and to consummate the Transactions, and the enforceability of the Merger Agreement against the Company;

  •
  upon the recommendation of the Special Committee, the Board (i) determines the Merger Agreement, the Plan of Merger and the Transactions are fair to, and in the best interest of, the Company and the Company shareholder, (ii) approves and adopts the Merger Agreement, the Plan of Merger and the Transactions and (iii) recommends the approval and authorization of the Merger Agreement by its shareholders;

  •
  the execution, delivery and performance by the Company and the consummation by the Company of the Transactions require no action by or filing with any governmental authority;

  •
  the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of the governing documents of the Company (ii) contravene, conflict with or result in a violation or breach of applicable law, (iii) require any consent or other action by any individual or entity, or cause a default under, or cause or permit the termination, cancellation, acceleration or other change of right or obligation of any agreement or other instrument binding upon the Company; or (iv) other than certain permitted liens contemplated under the Merger Agreement, result in the creation of imposition of any lien on the asset of the Company, with exceptions in the case of (ii) through (iv), as would not reasonably be expected to have a Material Adverse Effect (as defined below);

  •
  the Company's capitalization, the absence of the Company's obligations to repurchase, redeem or otherwise acquire securities of the Company or any of its subsidiaries;

  •
  each subsidiary of the Company has been duly organized or formed, is validly existing and in good standing;

  •
  the Company's SEC filings since May 11, 2011 and the financial statements included therein, and compliance with the applicable rules and regulations of NASDAQ;

  •
  the consolidated financial statements of the Company fairly present in all material respects, in conformity with GAAP applied on a consistent basis;

  •
  the absence of any changes or events that has had or would reasonably be expected to have a "Material Adverse Effect" on the Company since December 31, 2014;

  •
  the absence of undisclosed liabilities;

  •
  compliance with applicable laws, licenses and permits;

  •
  the absence of any legal proceedings and governmental orders against the Company and its subsidiaries;

  •
  real property;

  •
  intellectual property;

  •
  tax matters;

  •
  labor and employment matters, including matters relating to employee benefit plans;

  •
  environmental matters;

  •
  material contracts and the absence of any default under, or breach or violation of, any material contract;

  •
  the absence of any undisclosed broker's or finder's fees;

  •
  the receipt by the Special Committee of a fairness opinion from Barclays;

  •
  the absence of a shareholder rights agreement and the inapplicability of any anti-takeover law to the Merger;

  •
  the absence of a secured creditors;

  •
  except as disclosed, the absence of interested party transaction; and

  •
  insurance matters.

        Many of the representations and warranties made by the Company are qualified as to "materiality" or "Material Adverse Effect" on the Company. For purposes of the Merger Agreement, a "Material Adverse Effect" means, with respect to any individual or entity, circumstance, event, fact, change, effect, or development (any such item, an "Effect") that, individually or in the aggregate, together with all other Effects, has had or would reasonably be expected to have a materially adverse Effect on (i) the financial condition, business, assets or results of operations of the Company and its subsidiaries taken as a whole, excluding any effect resulting from:

  (1)
  changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which such individual or entity and its subsidiaries operate;

  (2)
  changes in the financial or securities markets or general economic or political conditions in the PRC, Hong Kong or United States;

  (3)
  changes (including changes of Applicable Law) or conditions generally affecting the industry in which such individual or entity and its subsidiaries operate;

  (4)
  acts of war, sabotage or terrorism or natural disasters involving the PRC, Hong Kong or the United States;

  (5)
  the announcement or consummation of the Transactions, including any loss of, or change in, the relationship of the Company or any of its subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of the Merger Agreement, the consummation of the Transactions or the public announcement of any of the foregoing;

  (6)
  any shareholder litigation relating to the Merger Agreement;

  (7)
  any change in the price of the Shares or trading volume as quoted on NASDAQ;

  (8)
  any failure by such individual or entity and its subsidiaries to meet any internal or published estimates, expectations, budgets, projections, forecasts or predictions of financial performance for any period;

  (9)
  any action or omission consented to or at the request of the other parties to the Merger Agreement; and

  (10)
  any action taken by such individual or entity or any of its subsidiaries that is required, expressly contemplated or permitted pursuant to the Merger Agreement.

provided that, in the case of the foregoing sub-clauses (1), (2), (3) and (4), to the extent the impact of such Effect has a materially disproportionate adverse impact on the Company and its subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its subsidiaries operate, or (ii) the Company's ability to consummate the Transaction.

        The representations and warranties made by Parent and Merger Subsidiary to the Company include representations and warranties relating to, among other things:

  •
  their due organization, existence and good standing and authority to carry on their businesses and their memorandum and articles of association being in full force and effect;

  •
  their corporate power and authority to execute, deliver and perform their obligations under the Merger Agreement and to consummate the Transactions, and the enforceability of the Merger Agreement against them;

  •
  the execution, delivery and performance by them of the Merger Agreement and the consummation by them of the Transactions require no action by or filing with any government authority;

  •
  the execution, delivery and performance by Parent and Merger Subsidiary of the Merger Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of the governing documents of the Parent and Merger Subsidiary, (ii) contravene, conflict with or result in a violation or breach of applicable law, (iii) require any consent or other action by any individual or entity, or cause a default under, or cause or permit the termination, cancellation, acceleration or other change of right or obligation of any agreement or other instrument binding upon the Parent or Merger Subsidiary, or (iv) other than certain permitted liens contemplated under the Merger Agreement, result in the creation of imposition of any lien on the asset of the Parent and Merger Sub, with exceptions in the case of (ii) through (iv), as would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties;

  •
  capitalization of Parent and Merger Subsidiary, Parent ownership of Merger Subsidiary and the operations of Parent and Merger Subsidiary;

  •
  information supplied by Parent and Merger Subsidiary in this proxy statement being true and accurate;

  •
  the absence of legal proceedings against any Buyer Group Party;

  •
  Merger Subsidiary being the sole wholly owned subsidiary of Parent, and having no obligation other than those incident to its formation and capitalization;

  •
  Parent has or will have at the Effective Time sufficient cash to consummate the Merger pursuant to the terms of the Merger Agreement;

  •
  the absence of any undisclosed broker's or finder's fees;

  •
  solvency of the Surviving Company immediately after giving effect to the Transactions;

  •
  the absence of agreements between any Buyer Group Party and the Company or its subsidiaries, directors, employees and shareholders;

  •
  independent investigation conducted by Parent and Merger Subsidiary of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its subsidiaries; and

  •
  Parent and Merger Subsidiary is not relying on Company's estimates.

Conduct of Business Prior to Closing

        Under the Merger Agreement, the Company has agreed that, subject to certain exceptions, from the date of the Merger Agreement until the Effective Time, the Company will use commercially reasonable efforts to conduct its and its subsidiaries' business in the ordinary course and use its reasonable best efforts, consistent with past practice, to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.

        Subject to the disclosure schedule of the Company delivered in connection with the Merger Agreement, without the prior written consent of Parent, the Company will not, and will not permit any of its subsidiaries to, among other things:

  •
  amend its organizational or governing documents;

  •
  (i) split, combine or reclassify any shares in its share capital, (ii) declare, set aside or pay any dividend or other distribution or (iii) subdivide or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company subsidiary Securities, other than the acquisition by the Company of its securities in connection with the forfeiture of Share Option, the acquisition by the Company of its securities in connection with the net exercise of Share Option in accordance with the terms thereof or the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned subsidiaries;

  •
  issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, or authorize the issuance, delivery or sale of, any shares of any Company securities or Company subsidiary securities, other than the issuance of Company securities upon the settlement or exercise of up to a maximum of 150,000 Shares as required to comply with the Company Incentive Plan, the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned subsidiaries, or pursuant to the disclosed existing contracts or commitments;

  •
  acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses with a value in excess of US$500,000 in any single transaction or series of related transactions, other than (a) pursuant to existing contracts or commitments or (b) in the ordinary course of business;

  •
  sell, lease, sublease, license, pledge, dispose of, grant or encumber, or otherwise transfer any of its assets, securities, properties, interests or businesses with a value in excess of US$500,000 in any single transaction or series of related transactions, other than (a) pursuant to the disclosed existing contracts or commitments or (b) in the ordinary course of business;

  •
  effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its subsidiaries (other than the Merger);

  •
  establish any new subsidiary;

  •
  authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$500,000 (or an equivalent amount in RMB) or capital expenditures which are, in the aggregate, in excess of US$1,000,000 (or an equivalent amount in RMB), except (i) as budgeted in the Company's or any of its subsidiaries' current plan approved by the Board of Directors of the Company and disclosed to Parent in writing prior to the date hereof, (ii) as necessary to maintain existing assets in good repair and working condition, or (iii) reasonable documented expenses of the Company incurred in connection with the Merger Agreement (including any defense of any action arising in connection with the Merger Agreement);

  •
  other than in connection with actions permitted by the Merger Agreement, make any material loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business or in an amount not in excess of US$500,000 in any single transaction or series of related transactions;

  •
  other than permitted by the Merger Agreement, create any lien over any of its assets other than any lien created to secure any renewal, extension, refinancing or replacement of the Company's or any of its subsidiary's existing secured credit facilities as in effect on the date hereof where such lien is no more favorable to the lenders of the new facility than the lien securing the credit facility being so renewed, extended, refinanced or replaced;

  •
  give any guarantee or indemnity in respect of any obligation of any person with an amount in excess of US$500,000, other than (i) the endorsement of negotiable instruments in the ordinary course of trade; (ii) any performance or similar bond guaranteeing performance by the Company or any of its subsidiaries under any contract entered into in the ordinary course of trade; or (iii) any guarantee referred to in the clause below;

  •
  incur any indebtedness for borrowed money or guarantees thereof with an amount in excess of US$500,000 in any single transaction or series of related transactions, other than (a) any indebtedness or guarantee incurred in the ordinary course of business or (b) incurred between the Company and any of its direct or indirect wholly-owned subsidiaries or between any of such direct or indirect wholly-owned subsidiaries;

  •
  except as required pursuant to the disclosed existing written plans or contracts or commitments as otherwise required by applicable law or as carried out in the ordinary course of business, (i) grant or increase any severance or termination pay with any director or officer of the Company or any of its subsidiaries, (ii) enter into any employment, deferred compensation or other similar agreement with any director or officer of the Company or any of its subsidiaries, (iii) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (iv) increase compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its subsidiaries, (v) grant or issue Share Options and Company RSs in excess of 150,000 Shares underlying or represented by, as the case may be, such Share Options and Company RSs under the Company Incentive Plan, or (vi) forgive any loans to directors, officers or employees of the Company or any of its subsidiaries;

  •
  change the Company's methods of accounting, except as required by concurrent changes in GAAP or applicable law;

  •
  except any sales agency or marketing contracts entered into in the ordinary course of business, enter into, terminate, or materially modify or amend, any material contract or waive any material claim against any other party to any material contract that calls for annual aggregate payments of US$500,000 or more;

  •
  settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Transactions, in each case other than any settlement (A) in the ordinary course of business or pursuant to existing contracts or commitments, (B) requiring the Company and its subsidiaries to pay monetary damages not exceeding US$500,000, and (C) not involving the admission of any material wrongdoing by the Company or any of its subsidiaries;

  •
  engage in the conduct of any new line of business material to the Company and its subsidiaries, taken as a whole;

  •
  materially change any method of tax accounting, make or change any material tax election, materially adopt or change any material accounting method, file any material amended tax return, settle or compromise any material tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any material tax, surrender any right to claim a material tax refund, fail to pay any material taxes as they become due and payable, or take any other similar action relating to the filing of any material tax return or the payment of any material tax;

  •
  enter into any agreement or arrangement that prohibits, restricts, or imposes any condition upon the ability of the Company or any of its subsidiaries to pay dividends or other distributions with respect to any of its equity interests, save for restrictions and conditions imposed by applicable law; or

  •
  agree, resolve or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals

        The Company has agreed that, until the earlier of the Effective Time or the termination of the Merger Agreement, neither it nor any of its subsidiaries will, and the Company will instruct and cause its and its subsidiaries' representatives not to, directly or indirectly:

  •
  solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below) or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

  •
  enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any third party that is seeking to make, or has made an Acquisition Proposal;

  •
  fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing clauses, an "Adverse Recommendation Change");

  •
  execute or enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

  •
  publicly announce an intention to do any of the foregoing.

        The Company has agreed to notify Parent as promptly as practicable (and in any event within 48 hours after the Company receives thereof) of any Acquisition Proposal, including the material terms and conditions thereof. The Company will use its reasonable best efforts to keep Parent informed as to the status (including the changes to material terms) of such Acquisition Proposal. The Company will also notify Parent promptly (and in no event later than 48 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that may be considering making or has made an Acquisition Proposal.

        The Company has agreed to immediately cease or cause its subsidiaries to cease and terminate all existing discussions or negotiations with any parties conducted as of the date of the Merger Agreement with respect to an Acquisition Proposal. Prior to effecting any Adverse Recommendation Change or terminating the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall have provided prior written notice to Parent that the Board has resolved to effect an Adverse Recommendation Change or to terminate the Merger Agreement, describing in reasonable detail the reasons for such Adverse Recommendation Change or termination; the Company will negotiate with Parent and its representatives in good faith any proposed modifications to the terms and conditions of the Merger Agreement so that such Superior Proposal ceases to be a Superior Proposal, or so that the failure to effect an Adverse Recommendation Change would no longer be inconsistent with the directors' fiduciary duties under applicable law.

        Notwithstanding the above, prior to obtaining Company shareholders' approval, the Company, directly or indirectly through advisors, agents or other intermediaries, may (i) contact any third party that has made after the date of the Merger Agreement a bona fide Acquisition Proposal to clarify and understand the terms and conditions thereof to the extent the Special Committee will have determined in good faith that such contact is necessary to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, (ii) engage in negotiations or discussions with any third party and its Representatives or financing sources that has made after the date of the Merger Agreement a bona fide Acquisition Proposal that the Board of Directors of the Company determines (upon recommendation of the Special Committee) could be expected to lead to a Superior Proposal, (iii) furnish to such third party or its representatives or financing sources non-public information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement with such third party with terms no less favorable to the Company than those contained in the confidentiality agreement dated November 4, 2015 between the Company and Baihe (the "Confidentiality Agreement") and (iv) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take.

        An "Acquisition Proposal" means other than the Transactions, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its subsidiaries or 20% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party's beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

        A "Superior Proposal" means a bona fide, unsolicited Acquisition Proposal (each reference to "20%" in the definition of "Acquisition Proposal" will be replaced with "50%") on terms that the Board of Directors of the Company determines (upon recommendation of the Special Committee) in good faith by a majority vote, after considering the advice of outside financial advisor and legal counsel, (i) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including certainty of closing) and the individual or entity making the proposal and (ii) if consummated, would result in a transaction more favorable to the shareholders of the Company from a financial point of view than the Merger after giving effect to all adjustments, if any, to the terms thereof which may be offered by Parent in writing; provided that any such offer will not be deemed to be a "Superior Proposal" if the consummation of the transaction contemplated by such offer is conditional upon (x) the completion of any due diligence review or investigation of the Company or any of its Subsidiaries by, and to the satisfaction of, the individual or entity making the offer (which, for the avoidance of doubt, will not include the inclusion of a customary "access to information" covenant in any documentation for such transaction) or (y) the obtaining and/or funding of any financing required to consummate the transaction contemplated by such offer.

No Change of Recommendation

        The Board, acting upon the unanimous recommendation of the Special Committee made on December 6, 2015, unanimously resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the shareholders of the Company. Under the terms of the Merger Agreement, neither the

Company nor any of its subsidiaries will, nor will the Company or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, fail to make, withdraw or modify in a manner adverse to Parent the recommendation in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions.

Shareholders Meeting

        The Company has agreed that unless the Merger Agreement is terminated (i) the Company will duly convene and cause to occur as soon as practicable after the date of the Merger Agreement an extraordinary general meeting for the purpose of obtaining shareholder authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger; and (ii) the Board will recommend that the Company's shareholders vote to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions (unless a Change in the Company Recommendation has occurred) and such recommendation will be included this proxy statement.

        The Company may adjourn or postpone the extraordinary general meeting to its shareholders for up to thirty days (but in any event no later than April 25, 2016: (i) with the consent of Parent, (ii) if at the time the Shareholder Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) voting in favor of approval of the Merger Agreement and the Transactions to obtain the Shareholder Approval, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Board as determined in good faith after consultation with outside counsel is necessary or advisable under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company's shareholders prior to the extraordinary general meeting.

        Parent may request that the Company adjourn or postpone the extraordinary general meeting for up to thirty calendar days (but in any event no later than April 25, 2016), if as of the time the extraordinary general meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) voting in favor of approval of the Merger Agreement and the Transactions to obtain the shareholders' approval, in which event the Company will cause the extraordinary general meeting to be postponed or adjourned in accordance with Parent's request. In no event will any such adjournment or postponement be longer than thirty calendar days after the originally scheduled meeting date or result in the Shareholder Meeting being held later than April 25, 2016.

VIE Documents

        Prior to the closing date, the Company will (A) cause each of Mr. Linguang Wu and Mr. Yang Si to pledge their respective equity interests held in Beijing Huaqianshu Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd. and Beijing Aizhenxin Information Technology Co., Ltd., as the case may be, to Beijing Miyuan Information Technology Co., Ltd., and (B) use commercially reasonable efforts to obtain (i) the equity transfer agreement and other ancillary documents that would be necessary for the replacement of the existing nominee shareholders of the Company's VIE Entities and (ii) resignation letters duly executed by certain directors of the VIE Entities.

Return of Parent Deposit

        No later than two business days prior to the closing date, Parent will deposit, or cause to be deposited, the Substituted Parent Deposit by wire transfer in immediately available funds to the bank account designated by the Company. Within one business day after receiving the Substituted Parent Deposit, the Company will pay to Parent an amount in cash in RMB equal to the Parent Deposit.

        Upon the termination of the Merger Agreement, other than any termination under circumstances where the Company is entitled to retain the Parent Deposit or the Substituted Parent Deposit, the Company will return the Parent Deposit or the Substituted Parent Deposit to the bank account designated by Parent in immediately available funds within one business day after the occurrence of such event.

        The Parent Deposit or the Substituted Parent Deposit received by the Company will be kept in a bank account with no restriction on withdrawal and will not be used by the Company in the conduct of its business or investment; nor can it be mingled with the funds of the Company or any of its subsidiaries.

Indemnification; Directors' and Officers' Insurance

        Pursuant to the Merger Agreement, Parent has agreed that:

  •
  For six years after the Effective Time, the Surviving Company will indemnify and hold harmless the present and former officers and directors of the Company (each, an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the Cayman Companies Law or any other applicable law or provided under the Company's memorandum and articles of association in effect on the date of the Merger Agreement.

  •
  For six years after the Effective Time, Parent will cause to be maintained in effect provisions in the Surviving Company's memorandum and articles of association (or in such documents of any successor to the business of the Surviving Company) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

  •
  Prior to the Effective Time, the Company will or, if the Company is unable to, Parent will cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies (collectively, "D&O Insurance"), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the Transactions). If the Company or the Surviving Company for any reason fails to obtain such "tail" insurance policies as of the Effective Time, the Surviving Company will continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement with the Company's current insurance carrier or with an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies as of the date hereof, or the Surviving Company will purchase from the Company's current insurance carrier or from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company's existing policies as of the date hereof; provided that in no event will Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Company will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

  •
  If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other entities and will not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any individual or entity, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, will assume such obligations.

  •
  The rights of each Indemnified Person will be in addition to any rights such individual or entity may have under the memorandum and articles of association of the Company or any of its subsidiaries, or under the Cayman Companies Law or any other applicable law or under any agreement of any Indemnified Person with the Company or any of its subsidiaries. These rights will survive consummation of the Merger and are intended to benefit, and will be enforceable by, each Indemnified Person and their heirs and legal representatives.

Agreement to Use Reasonable Best Efforts

        The Company and Parent will use their reasonable best efforts to take, or cause to be taken, all things necessary, proper or advisable under applicable law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Transactions.

Certain Additional Covenants

        Pursuant to the terms of the Merger Agreement, the Company, Parent and Merger Subsidiary have agreed to certain additional covenants related to the following:

  •
  the filing of this proxy statement with the SEC under cover of Form 6-K (and cooperation in response to any comments from the SEC);

  •
  access by Parent and its authorized representatives to the offices, properties, books and records of the Company or any of its subsidiaries and other information between the date of the Merger Agreement and the earlier of the Effective Time and termination of the Merger Agreement (subject to all applicable legal or contractual obligations and restrictions);

  •
  for Parent to take all action necessary to cause Merger Subsidiary to perform its obligations under the Merger Agreement and to consummate the Transactions;

  •
  delisting by the Surviving Company from the NASDAQ and the de-registration of the ordinary shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time;

  •
  for the period beginning at the Effective Time and continuing through the first anniversary of the Effective Time, Parent will cause the Surviving Company and its subsidiaries to provide each employee who is, as of immediately prior to the Effective Time, employed by the Company and its subsidiaries and continues in employment with the Surviving Company or any other affiliate of Parent following the Effective Time (each a "Continuing Employee") with a level of cash compensation at least equal to such employee's level of cash compensation as of immediately prior to the Effective Time and with employee benefits and arrangements that are no less favorable than the employee benefits and arrangements provided by Baihe to its own similarly situated employees; Parent will cause Baihe to: (a) adopt an equity incentive plan or amend its existing equity incentive plan as soon as reasonably practicable after the Effective Time, pursuant to which Baihe will grant to the Continuing Employees, on terms comparable to those provided by Baihe to its own similarly situated employees, (i) the right to purchase up to 35,000,000 ordinary shares of Baihe in the private placement by Baihe to its employees and (ii) options to purchase up to 50,000,000 ordinary shares of Baihe and (b) employ Mr. Linguang Wu as the co-chairman and the co-chief executive officer of the Surviving Company;

  •
  for Parent and Merger Subsidiary to cause a meeting of the shareholders of Baihe to be duly called and held as soon as reasonably practicable after the date of the Merger Agreement and the board of directors of Baihe to (i) recommend the ratification of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) use its reasonable best efforts to obtain shareholders of Baihe representing two-thirds or more of the voting rights of Baihe present and voting in person or by proxy in favor of the ratification of the Merger Agreement he Plan of Merger and the consummation of the Transactions;

  •
  the initial press release relating to the Merger Agreement will be a joint press release the text of which has been agreed to by each of Parent and the Company (upon prior approval by the Special Committee). Thereafter, Parent and the Company will consult with each other before issuing any press release, having any communication with the press or making any other public statement with respect to the Merger Agreement and the Transactions;

  •
  at and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired as a result of the Merger;

  •
  for Parent and the Company to promptly notify the other upon the occurrence of certain events; and

  •
  for the parties to use their respective reasonable best efforts (i) to take all actions necessary so that no takeover statute is or becomes applicable to the Merger, and (ii) if any such takeover statute is or becomes applicable to the Merger or the Transactions, to take all action necessary so that the Merger and other Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute.

Conditions to the Merger

        The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver of the following mutual conditions:

  •
  the Merger Agreement, the Plan of Merger and the Transactions being authorized and approved by the holders of ordinary shares of the Company at the extraordinary general meeting ("Shareholder Approval");

  •
  the shareholders of Baihe representing two-thirds or more of the voting rights of Baihe vote in favor of the ratification of the Merger Agreement and Plan of Merger and the Transactions in a duly convened extraordinary general meeting of the shareholders of Baihe ("Parent Requisite Shareholder Vote");

  •
  no transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority prohibiting the consummation of the Merger.

        The obligations of Parent and Merger Subsidiary to consummate the Merger are also subject to the satisfaction, or waiver, of the following conditions:

  •
  the Company having performed in all material respects all of its obligations under the Merger Agreement to be performed by it on or prior to the Effective Time;

  •
  (a) representations and warranties of the Company set forth in the Merger Agreement regarding the Company's existence and power, capitalization, and authorization to enter into the Merger Agreement and consummate the Transactions (giving effect to all materiality or Material Adverse Effect qualifications contained therein) being true and correct as of the date of the Merger Agreement and the closing date of the Merger (other than representations and warranties that by their terms address matters only as of such a specified other time, which must be true and correct as of such time) in all respects, except for de minimis inaccuracies, and (b) each of the other representations and warranties of the Company contained in the Merger Agreement (disregarding all materiality or Material Adverse Effect qualifications contained therein) being true and correct at and as of the Effective Time, as if made at and as of such time (other than representations and warranties that by their terms address matters only as of such a specified other time, which must be true and correct as of such time), with only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company;

  •
  since the date of the Merger Agreement, there not having occurred any Material Adverse Effect on the Company; and

  •
  the Parent having received a certificate signed by an executive officer of the Company, certifying as to the satisfaction of the above conditions.

The obligations of the Company to consummate the Merger are also subject to the satisfaction, or waiver by the Company, of the following conditions:

  •
  each of Parent and Merger Subsidiary having performed in all material respects all of its obligations under the Merger Agreement required to be performed by it prior to or at the Effective Time;

  •
  the representations and warranties of Parent and Merger Subsidiary contained in the Merger Agreement (disregarding all materiality or Material Adverse Effect qualifications contained therein) being true at and as of the Effective Time, as if made at and as of such time (other than representations and warranties that by their terms address matters only as of such a specified other time, which must be true and correct as of such time), with only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties; and

  •
  the Company having received a certificate, signed by a director of Parent, certifying as to the fulfillment of the above conditions.

Termination of the Merger Agreement

        The Merger Agreement may be terminated at any time prior to the Effective Time:

  •
  by mutual written consent of the Company and Parent;

  •
  by either the Company or Parent, if:

  •
  the Merger is not completed by April 30, 2016 (which is referred to as a "Termination Date Termination Event");

  •
  any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority that is binding upon or applicable to such individual or entity, as amended unless expressly specified otherwise that (a) makes consummation of the Merger illegal or otherwise prohibited or (b) enjoins the Company or Parent from consummating the Merger and such injunction will have become final and non-appealable (which is referred to as a "Permanent Order Termination Event");

  •
  the Shareholder Approval is not obtained at the extraordinary general meeting or any adjournment or postponement thereof (which is referred to as a "No-Vote Termination Event of the Company"); or

  •
  the Parent Requisite Vote is not obtained at the extraordinary general meeting or any adjournment or postponement of Baihe (which is referred to as a "No-Vote Termination Event of Baihe").

  •
  by Parent, if:

  •
  (a) an Adverse Recommendation Change will have occurred, or (b) a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by an individual or entity unaffiliated with Parent and, within ten business days after the public announcement of the commencement of such Acquisition Proposal, the Company will not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer (which is referred to as a "Change in the Company Recommendation Termination Event"); or

  •
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Merger Agreement will have occurred that would cause any condition not to be satisfied, and such condition is incapable of being satisfied by April 30, 2016 or, if curable, is not cured by the Company within thirty days of receipt by the Company of written notice of such breach or failure; provided that, at the time of the delivery of such notice, Parent or Merger Subsidiary will not be in material breach of its or their obligations under the Merger Agreement (which is referred to as a "Company Breach Termination Event").

  •
  by the Company, if:

  •
  the Board of Directors of the Company authorizes (upon the recommendation of the Special Committee) the Company, to enter into a written agreement concerning a Superior Proposal (which is referred to as a "Superior Proposal Termination Event");

  •
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary not to be satisfied, and such condition is incapable of being satisfied by the April 30, 2016 or, if curable, is not cured by Parent or Merger

    Subsidiary within thirty days of receipt by Parent and Merger Subsidiary of written notice of such breach or failure; provided that, at the time of the delivery of such notice, the Company will not be in material breach of its or their obligations under the Merger Agreement (which is referred to as a "Parent and Merger Subsidiary Breach Termination Event"); or

    •
    (a) the Company have performed in all material aspects all of its obligations under the Merger Agreement, and representations and warranties made by the Company are true and correct; (b) the Company has irrevocably confirmed by notice to Parent that all of the conditions to the obligations of the Company to consummate the Merger have been satisfied or that the Company is willing to waive any unsatisfied conditions and that the Company is ready, willing and able to consummate the closing, and (c) Parent and Merger Subsidiary fail to complete the closing within three business days following the date the closing should have occurred (which is referred to as a "Parent and Merger Subsidiary Failure to Close Termination Event".)

Termination Fee and Parent Deposit

        The Company is required to pay Parent a termination fee of RMB75,000,000 (or its U.S. dollar equivalent) in the event the Merger Agreement is terminated:

  •
  by Parent, pursuant to Change in the Company Recommendation Termination Event;

  •
  by the Company, pursuant to a Superior Proposal Termination Event; or

  •
  by either the Company or Parent pursuant to a Termination Date Event or No-Vote Termination Event of the Company, if after the date of the Merger Agreement and prior to such termination, (i) any acquisition or purchase, direct or indirect, of 50% or more of the consolidated assets of the Company and its subsidiaries or 50% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 50% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party's beneficially owning 50% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 50% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 50% or more of the consolidated assets of the Company is publicly announced or otherwise been communicated to the board of directors of the Company or its shareholders, and within twelve months following the date of such termination, the Company has entered into a definitive agreement with respect to any such transaction.

        The Company will be entitled to retain the Parent Deposit or the Substituted Parent Deposit (as the case may be) in the event the Merger Agreement is terminated:

  •
  by the Company pursuant to a Parent and Merger Subsidiary Breach Termination Event or Parent and Merger Subsidiary Failure to Close Termination Event;

  •
  by the Parent or Company pursuant to a No-Vote Termination Event of Baihe; or

  •
  by the Parent or Company pursuant to a Termination Date Event or Permanent Order Termination Event if any applicable law in the PRC has prohibited, made illegal or enjoined the consummation of the Merger or any action by or in respect of, or filing with, any governmental authority in the PRC required in respect of the consummation of the Merger has not been completed, unless such applicable law or required action or filing resulted from a change in law or regulation in the PRC occurring after the date of the Merger Agreement.

        Except as otherwise provided under the Merger Agreement, all costs and expenses will be paid by the parties incurring such cost or expenses.

Modification or Amendment; Waiver of Conditions

        The Merger Agreement may be amended by action taken by or on behalf of their respective boards of directors (and in the case of the Company, upon the recommendation of the Special Committee) prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Shareholder Approval has been obtained there will be no amendment or waiver that would require the further approval of the shareholders of the Company under the Cayman Companies Law without such approval having first been obtained.

Remedies

        The parties to the Merger Agreement may be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or equity. The parties' right to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement, and to enforce specifically the terms and provisions of the Merger Agreement and to enforce specifically the terms and provisions of the Agreement in any court of competent jurisdiction, being in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

        The maximum aggregate liabilities of the Company for monetary damages in connection of the Merger Agreement are limited to the termination fee of RMB75,000,000 (or its U.S. dollar equivalent). The Company will be entitled to retain the Parent Deposit or the Substituted Parent Deposit (as the case may be) in the event the Merger Agreement is terminated under certain circumstances as set forth under the Merger Agreement, and the maximum aggregate liabilities of the Buyer Group Parties for monetary damages in connection with the Merger Agreement or any of the Transactions are limited to the Parent Deposit or Substituted Parent Deposit, as the case may be, so retained by the Company.

        While the parties to the Merger Agreement may pursue both a grant of specific performance and monetary damages, upon payment of the aforementioned amounts the remedy of specific performance will not be available against the party paying such amount.

PROVISIONS FOR SECURITY HOLDERS

        No provision has been made to (a) grant the Company's shareholders or ADS holders access to corporate files of the Company and other parties to the Merger or any of their respective affiliates or (b) obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.

DISSENTERS' RIGHTS

        The following is a brief summary of the rights of holders of the Shares to dissent from the Merger and receive payment of the fair value of their Shares ("dissenters' rights"). The complete text of Section 238 of the Cayman Islands Companies Law is attached as Annex D to this proxy statement. If you are contemplating the possibility of dissenting from the Merger, you should carefully review the text of Annex D, particularly the procedural steps required to exercise dissenters' rights. These procedures are complex and you should consult your Cayman Islands legal counsel in respect of them. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Law, you will lose your dissenters' rights.

Requirements for Exercising Dissenters' Rights

        A dissenting registered shareholder of the Company is entitled to payment of the fair value of his Shares upon dissenting from the Merger.

        The exercise of your dissenters' rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the Merger, other than the right to seek relief on the grounds that the Merger is void or unlawful. To preserve your dissenters' rights, the following procedures must be followed:

  •
  you must give written notice of objection ("Notice of Objection") to the Company prior to the vote to approve the Merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the Merger is authorized by the vote at the extraordinary general meeting;

  •
  within twenty days immediately following the date on which the vote approving the Merger is made, the Company must give written notice of the authorization of the Merger ("Approval Notice") to all shareholders who have served a Notice of Objection ("Dissenting Shareholders");

  •
  within twenty days immediately following the date on which the Approval Notice is given (the "Dissent Period"), the Dissenting Shareholder must give a written notice of his decision to dissent (a "Notice of Dissent") to the Company stating his name and address, the number and class of the Shares with respect to which he dissents and demanding payment of the fair value of his Shares; a Dissenting Shareholder must dissent in respect of all the Shares which he holds; the Dissenting Shareholder will cease to have any rights as a shareholder upon the giving of such Notice of Dissent, except for (a) the right to be paid the fair value of his or her Shares, (b) the right to participate in the court proceedings to determine the fair value of his or her Shares, and (c) the right to institute proceedings on the grounds that the Merger is unlawful or not valid;

  •
  within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Cayman Registrar, whichever is later, the Company, as the Surviving Company, must make a written offer (a "Fair Value Offer") to each Dissenting Shareholder to purchase their Shares at a price determined by the Company to be the fair value of such Shares;

  •
  if, within thirty days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder's Shares, then, within twenty days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value. The petition by the Company must be accompanied by a verified list containing the names and addresses of all shareholders who have filed a Notice of Dissent and who have not agreed with the Company as to the fair value of the Shares; and

  •
  if a petition is timely filed and served, the Grand Court will determine at a hearing at which Dissenting Shareholders are entitled to participate in (a) the fair value of the Shares held by those Dissenting Shareholders together with a fair rate of interest, if any, to be paid up to the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

        All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder's name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters' rights attached to the Shares.

        You must be a registered holder of Shares in order to exercise your dissenters' rights. A holder of ADSs who wishes to dissent must surrender his or her ADSs to the ADS Depositary and pay the fees of ADS Depositary to withdraw his or her Shares and then become a record holder of such Shares and comply with the procedures described above in order to perfect the dissenters' rights with respect to the Shares prior to the extraordinary general meeting. The ADS Depositary will not exercise dissenters' rights on behalf of a holder of ADSs, and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Islands Companies Law. If you wish to cancel your ADSs, please contact the ADS Depositary at ADR Operations, Attn: Christian.glynn@citi.com, Telephone: +1-973-461-7021.

        If you do not satisfy each of these requirements, you cannot exercise dissenters' rights and will be bound by the terms of the Merger Agreement and the Plan of Merger.

        Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to approve and authorize the Merger Agreement and the Plan of Merger and the Transactions (including the Merger), will not alone preserve your dissenters rights. You must send all notices to the Company's offices at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the PRC, Attention: Investor Relations Department.

        If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Islands Companies Law could be more than, the same as, or less than the consideration that you would otherwise have received as consideration in the Merger. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and Baihe intend to assert that the Per Share Merger Consideration is equal to the fair value of each of your Shares.

        The provisions of Section 238 of the Cayman Islands Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your dissenters' rights. You should consult your Cayman Islands legal counsel if you wish to exercise dissenters' rights.

FINANCIAL INFORMATION

        The Company uses Renminbi as its reporting currency in its consolidated financial statements. The Company's business is primarily conducted in China. A significant portion of its sales, costs and expenses are denominated in Renminbi. This proxy statement contains translations of RMB into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this section were made at a rate of RMB6.2046 to US$1.00, the exchange rate on December 31, 2014 as set forth in the H.10 statistical release published by the Federal Reserve Board. The Company makes no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

Selected Historical Financial Information

        The following table presents the Company's selected consolidated financial information. The selected consolidated statements of income and comprehensive income data for the two years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from the audited consolidated financial statements of the Company, which are included in the Company's annual report on Form 20-F for the year ended December 31, 2014, beginning on page F-1. The Company's historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Company's audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" in the Company's annual report on Form 20-F for the year ended December 31, 2014, which are incorporated into this proxy statement by reference. See "Where You Can Find More Information" for a description of how to obtain a copy of such annual report.

	For the year ended December 31,
	2013	2014	2014
	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	492,606	613,990	98,957
Cost of revenues(1)	(180,521)	(277,789)	(44,772)

Gross profit	312,085	336,201	54,185
Operating expenses:
Selling and marketing expenses(1)	(183,619)	(252,736)	(40,734)
General and administrative expenses(1)	(52,565)	(58,071)	(9,359)
Research and development expenses(1)	(21,918)	(23,149)	(3,731)

Total operating expenses	(258,102)	(333,956)	(53,824)

Operating income	53,983	2,245	361

Interest income, net	11,687	17,658	2,846
Foreign currency exchange income/(loss), net	1,935	(1,361)	(219)
Other income, net	9,104	4,572	737

Income before income tax	76,709	23,114	3,725
Income tax expenses	(13,053)	(3,007)	(485)

	For the year ended December 31,
	2013	2014	2014
	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Net income	63,656	20,107	3,240
Other comprehensive income:
Foreign currency translation adjustments, net of tax of RMB nil	(9,018)	1,780	287

Comprehensive income	54,638	21,887	3,527

Net income per share:
Basic	1.42	0.45	0.07
Diluted	1.39	0.44	0.07
Weighted average shares used in calculating net income per share, basic	44,910,676	44,423,885	44,423,885
Weighted average shares used in calculating net income per share, diluted	45,827,922	45,390,809	45,390,809
Net income per ADS(2):
Basic	2.13	0.68	0.11
Diluted	2.08	0.66	0.11
ADSs used in computing net income per ADS, basic	29,940,450	29,615,923	29,615,923
ADSs used in computing net income per ADS, diluted	30,551,948	30,260,539	30,260,539

(1)
Includes share-based compensation expenses as follow:

	For the year ended December 31,
	2013	2014	2014
	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,737	1,964	317
Selling and marketing expenses	371	572	92
General and administrative expenses	7,627	6,308	1,017
Research and development expenses	693	760	122

Total	10,428	9,604	1,548

(2)
Basic and diluted net income per ADS is computed based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represents three ordinary shares.

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(in thousands, except share data)
Consolidated Balance Sheet Data:
Total current assets	635,455	565,266	91,105
Total assets	740,003	673,446	108,540
Total liabilities	200,785	286,406	46,160
Total shareholders' equity	539,218	387,040	62,380
Number of outstanding ordinary shares	49,030,944	49,930,944	49,930,944

	As of December 31,
	2013	2014
	RMB	RMB
	(unaudited)
Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges	—	—

Net Book Value per Share of Our Shares

        The net book value per Share as of December 31, 2014 was US$1.42 (or US$1.40 based on the weighted average number of outstanding Shares during 2014).

 TRANSACTIONS IN SHARES AND ADSs

Purchases by the Company

        On December 19, 2013, the Company announced a twelve-month extension of its share repurchase program announced on December 21, 2012 to repurchase up to an aggregate of the remainder of which was not repurchased under share repurchase program announced on December 21, 2012. On December 21, 2012, the Company announced a share repurchase program to repurchase up to US$10 million over a twelve-month period.

        The following table summarizes the repurchases of ADSs by us for each quarter during the past two years:

	Total Number of the ADSs Repurchased	Average Purchase Price Paid per ADS
2013
First Quarter	162,807	$5.63
Second Quarter	242,650	$5.25
Third Quarter	33,936	$5.38
Fourth Quarter	492,200	$6.02
Total	931,593	$5.75
2014
First Quarter	—	$—
Second Quarter	534,400	$5.72
Third Quarter	92,841	$5.45
Fourth Quarter	149,100	$4.73
Total	776,341	$5.52
2015
First quarter	26,548	$4.90
Second Quarter	—	$—
Third Quarter	—	$—
Fourth quarter (through December 4, 2015)	—	$—

Purchases by the Buyer Group Parties

        There have been no purchases of the Company's Shares or ADSs by any of the Buyer Group Parties at any time during the past two years.

Prior Public Offerings

        We did not make any underwritten public offering of our securities during the past three years.

Transactions in Prior 60 Days

        Except as described above and other than the Merger Agreement and the agreements entered into in connection with the Merger Agreement, there have been no transactions in Shares or ADSs during the prior 60 days by the Company, any of the Company's officers or directors, Parent, Merger Subsidiary or any other person with respect to which disclosure is provided in Annex F or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF THE COMPANY

        The following table sets forth information with respect to the beneficial ownership of Shares, as of the date of this proxy statement, by:

  •
  each of the Company's directors and executive officers;

  •
  the Company's directors and executive officers as a group; and

  •
  each person known to the Company to beneficially own more than 5.0% of the total issued and outstanding Shares.

	Ordinary Shares Beneficially Owned
	Number(1)	Percent(1)
Directors and Executive Officers:
Yongqiang Qian(2)	10,675,210	22.8%
JP Gan(3)	6,471,507	13.8%
Linguang Wu(4)	746,706	1.6%
Xiaochuan Wang	*	* %
Paul Keung	*	* %
Gaofei Wang	*	* %
Shang-Hsiu Koo	*	* %
Hui Song	*	* %
Directors and Executive Officers Combined	18,344,090	38.4%
Principal Shareholders
Fame Gain Investments Limited(5)	10,426,711	22.3%
Vast Profit Holdings Limited(6)	9,808,889	21.0%
Funds affiliated with Qiming Venture Partners, L.P.(7)	6,456,507	13.8%

*
Beneficially owns less than 1% of our ordinary shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC.

(2)
Includes (i) 8,926,711 ordinary shares held by Fame Gain Investments Limited, a limited liability company organized under the laws of the British Virgin Islands, or Fame Gain; (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares; (iii) 125,041 American depositary shares representing 187,561 ordinary shares held by Mr. Qian; (iv) 52,500 ordinary shares underlying share options held by Mr. Qian which are currently or exercisable within 60 days of December 7, 2015; and (v) restricted share awards for 8,438 ordinary shares vested or vesting within 60 days of December 7, 2015. Fame Gain Investments Limited is 100% owned by Mr. Qian. The registered address for Fame Gain Investments Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Qian is 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People's Republic of China.

(3)
Includes (i) 6,231,868 ordinary shares held by Qiming Venture Partners, L.P., (ii) 93,388 ordinary shares held by Qiming Managing Directors Fund, L.P.; (iii) 122,813 ordinary shares underlying share options held by Mr. Gan which are currently exercisable or exercisable within 60 days of December 7, 2015; (iv) restricted share awards for 8,438 ordinary shares vested or vesting within 60 days of December 7, 2015 and (v) 22,500 American depositary shares representing 15,000 ordinary shares held by Mr. Gan. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both

  Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. See also note (7) to this table below. Mr. Gan is a managing director of and participates in the investment committee of Qiming Corporate GP, Ltd. Mr. Gan disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. and the ordinary shares underlying the share options. The business address for Mr. Gan is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(4)
Includes (i) 431,706 ordinary shares held by Mr. Wu and (ii) 300,469 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of December 7, 2015; and (iii) restricted share awards for 14,531 ordinary shares vested or vesting within 60 days of December 7, 2015. The business address for Mr. Wu is 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People's Republic of China.

(5)
Includes (i) 8,926,711 ordinary shares held by Fame Gain and (ii) 1,000,000 restricted American depositary shares held by Fame Gain representing 1,500,000 ordinary shares.

(6)
Includes 9,808,889 ordinary shares held by Vast Profit. Vast Profit acquired 8,003,763 ordinary shares from Aprilsky and 1,805,126 ordinary shares from Maysky International Limited. Based on information provided by Vast Profit in Amendment No. 2 to a Schedule 13D filed with the SEC on June 5, 2015, Vast Profit is a company incorporated under the laws of the Cayman Islands and Mr. Sun Guodong is the sole shareholder and director of Vast Profit and the business address of each of Vast Profit and Mr. Sun is Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(7)
Includes (i) 6,231,868 ordinary shares held by Qiming Venture Partners, L.P., (ii) 93,388 ordinary shares held by Qiming Managing Directors Fund, L.P.; (iii) 122,813 ordinary shares underlying share options held by JP Gan which are currently exercisable or exercisable within 60 days of December 7, 2015; and (iv) restricted share awards for 8,438 ordinary shares vested or vesting within 60 days of December 7, 2015. Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as the Qiming Funds. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley, each of whom disclaims beneficial ownership of the ordinary shares owned by the Qiming Funds except to the extent of his respective pecuniary interest therein. The registered address of the Qiming Funds, Qiming GP, L.P. and Qiming Corporate GP, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        As of the date of this proxy statement, we have 46,685,217 ordinary shares issued and outstanding (excluding treasury shares). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares that the person has the right to acquire within 60 days from the date of this proxy statement, including through the exercise of any option, warrant or other right, vesting of restricted share units or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.

 FUTURE SHAREHOLDER PROPOSALS

        If the Merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders' meeting. If, however, the Merger is not completed, an annual general meeting is expected to be held later in the year.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference into this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as "believes," "anticipates," "expects," "estimates," "intends," "may," "plans," "predicts," "projects," "will," "would" and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

        The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

  •
  the satisfaction of the conditions to completion of the Merger, including the authorization and approval of the Merger Agreement by the Company's shareholders;

  •
  the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

  •
  the cash position of the Company and its subsidiaries at the Effective Time;

  •
  the effect of the announcement or pendency of the Merger on our business relationships, results of operations and business generally;

  •
  the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect our business and the price of Shares and ADSs;

  •
  the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;

  •
  diversion of our management's attention from our ongoing business operations;

  •
  loss of our senior management;

  •
  the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of the financings that will be obtained for the Merger;

  •
  our failure to comply with regulations and changes in regulations;

  •
  the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the Merger; and

  •
  other risks detailed in our filings with the SEC, including the information set forth under the section entitled "Item 3D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2014. See "Where You Can Find More Information" beginning on page 88 for additional information.

        Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made, and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made, and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

 WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC's website at http://www.sec.gov.

        You also may obtain free copies of the documents the Company files with the SEC by going to the "Investor Relations" section of our website at http://www.jiayuan.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

        Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to "incorporate by reference" information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company's Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015 is incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the "going private" transaction described in this proxy statement.

        We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

        THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

        THIS PROXY STATEMENT IS DATED DECEMBER 7, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

December 7, 2015

among

 JIAYUAN.COM INTERNATIONAL LTD.,

LOVEWORLD INC.

and

 FUTUREWORLD INC.

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of December 7, 2015 among Jiayuan.com International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), and FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Subsidiary").

W I T N E S S E T H:

        WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary have each unanimously approved and deemed it advisable that the respective shareholders of the Company and Merger Subsidiary authorize and approve this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company (the "Merger") with the Company surviving the Merger and becoming a wholly owned Subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, as an inducement to the Company's willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent has deposited, or caused to be deposited, with the Company, an amount of cash in immediately available funds equal to RMB 150,000,000 (the "Parent Deposit");

        WHEREAS, as an inducement to the Company's willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Baihe Network Co., Ltd., a joint-stock company incorporated under the laws of the PRC (the "Sponsor") has entered into a guarantee in favor of the Company to guarantee the due and punctual performance and discharge of the obligations of Parent and Merger Subsidiary under this Agreement (the "Guarantee"); and

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

        Section 1.01.  Definitions.  (a) As used herein, the following terms have the following meanings:

        "Acquisition Proposal" means, other than the Transactions, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party's beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

        "Affiliate" means, with respect to any Person, any other Person as of the date hereof or hereafter from time to time directly or indirectly controlling, controlled by, or under common control with such Person, whether directly or indirectly through one or more third parties.

        "Applicable Law" means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

        "Business Day" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands, Hong Kong or the PRC are authorized or required by Applicable Law to close.

        "Buyer Group Parties" means Parent, Merger Subsidiary, the Sponsor and the respective Affiliates of each of the foregoing.

        "Company Balance Sheet" means the consolidated balance sheet of the Company as of December 31, 2014 and the footnotes thereto set forth in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2014.

        "Company Balance Sheet Date" means December 31, 2014.

        "Company Disclosure Schedule" means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

        "Company Incentive Plan" means the Company's 2007 Share Incentive Plan, as amended and restated.

        "Company RS" means each restricted Share issued or reserved for issuance by the Company, and each award of any restricted Share, under the Company Incentive Plan, whether or not the restrictions over which have lapsed on or prior to the Closing Date in accordance with the terms thereof.

        "Environmental Laws" means any and all statutes, laws, regulations or rules that have as their principal purpose the protection of the environment.

        "GAAP" means generally accepted accounting principles in the United States.

        "Governmental Authority" means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, judicial or arbitral body, agency, commission, instrumentality or official, including any political subdivision thereof.

        "Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China.

        "Intellectual Property" means trademarks, service marks, trade names, mask works, inventions, patents, trade secrets, copyrights, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property rights.

        "knowledge" means, (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01 of the Company Disclosure Schedule, and (ii) with respect to Parent, the actual knowledge of any director of Sponsor, Parent or Merger Subsidiary.

        "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other claims of third parties or restrictions of any kind in respect of such property or asset, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any options, rights of first refusal or rights of first offer. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

        "Material Adverse Effect" means, with respect to any Person, any circumstance, event, change, effect or development (any such item, an "Effect") that, individually or in the aggregate together with all other Effects, has had or would reasonably be expected to have, a material adverse Effect on (i) the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries operate, (B) changes in the financial or securities markets or general economic or political conditions in the PRC, Hong Kong or United States, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which such Person and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters involving the PRC, Hong Kong or the United States, (E) the announcement or consummation of the Transactions, including any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the public announcement of any of the foregoing, (F) any shareholder litigation relating to this Agreement, (G) any change in the price of the Shares or trading volume as quoted on NASDAQ, (H) any failure by such Person and its Subsidiaries to meet any internal or published estimates, expectations, budgets, projections, forecasts or predictions of financial performance for any period, (I) any action or omission consented to or at the request of the other parties to this Agreement or (J) any action taken by such Person or any of its Subsidiaries that is required, expressly contemplated or permitted pursuant to this Agreement, except, in the case of the foregoing sub-clauses (A), (B), (C) and (D), to the extent the impact of such Effect has a materially disproportionate adverse impact on such Person and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which such Person and its Subsidiaries operate, or (ii) such Person's ability to consummate the Transactions.

        "NASDAQ" means the NASDAQ Global Select Market.

        "1933 Act" means the Securities Act of 1933.

        "1934 Act" means the Securities Exchange Act of 1934.

        "Order" means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

        "Parent Requisite Shareholder Vote" means the shareholders of the Sponsor representing two-thirds or more of the voting rights of the Sponsor present and voting in person or by proxy in favor of the ratification of this Agreement and the Plan of Merger and the approval of the consummation of the Transactions in a duly convened extraordinary general meeting of the shareholders of the Sponsor in accordance with Applicable Law.

        "Permitted Liens" means: (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics', carriers', workmen's, repairmen's, materialmen's or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by Applicable Law; (v) pledges or deposits to secure obligations under workers' compensation laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed or furnished prior to the date hereof; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; (xi) standard survey and title exceptions; and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        "Person" means an individual, corporation, partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the 1934 Act), association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        "PRC" means the People's Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

        "SEC" means the Securities and Exchange Commission.

        "Service Provider" means each of the officers, employees, directors and independent contractors of the Company and each of its Subsidiaries.

        "Sponsor Shareholder Support Agreements" means the support agreements pursuant to which certain shareholders of Sponsor will, subject to the terms and conditions thereof, vote their shares of Sponsor in favor of the Parent Requisite Shareholder Vote.

        "Subsidiary" of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture or other organization or entity, whether incorporated or unincorporated, which is controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any variable interest entity over which such Person or any of its Subsidiaries effects control pursuant to contractual arrangements and which is consolidated with such Person in accordance with generally accepted accounting principles applicable to such Person and any Subsidiaries of such variable interest entity. For the avoidance of doubt, with respect to the Company, its Subsidiaries shall include the VIE Entities.

        "Third Party" means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

        "VIE Entities" means Shanghai Huaqianshu Information Technology Co., Ltd., Beijing Huaqianshu Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd., Beijing Aizhenxin Information Technology Co., Ltd., Shanghai Shiji Jiayuan Matchmaking Service Center and Beijing Youyue Hudong Information Science Co., Ltd.

  (b)
  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ADSs	2.02
Adverse Recommendation Change	6.03(a)
Agreement	Preamble
Cayman Companies Law	2.01(a)
Certificates	2.03(c)
Change or Termination Notice	6.03(c)(ii)
Closing	2.01(b)
Company	Preamble
Company Board Recommendation	4.02(b)

Term	Section
Company Equity Awards	2.05(a)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Shareholder Meeting	6.02
Company Subsidiary Securities	4.06(b)
Confidentiality Agreement	6.03(b)(i)
Continuing Employee	7.06
D&O Insurance	7.04(c)
Deposit Agreement	2.09
Depositary	2.09
Dissenting Shareholders	2.04
Dissenting Shares	2.04
e-mail	11.01
Effective Time	2.01(c)
End Date	10.01(b)(i)
Exchange Agent	2.03(a)
Exchange Fund	2.03(a)
Guarantee	Recitals
Indemnified Person	7.04(a)
Internal Controls	4.07(e)
Lease	4.13(b)
Material Contract	4.18(a)
Material Company Permits	4.11(b)
Merger	Recitals
Merger Subsidiary	Preamble
New Facility	6.01(j)
Notice Period	6.03(c)(ii)
Parent	Preamble
Parent Deposit	Recitals
Per ADS Merger Consideration	2.02(a)
Per Share Merger Consideration	2.02(a)
Plan of Merger	2.01(c)
Plans	4.16(a)
Proxy Statement	5.06
Representatives	6.03(a)
Share Option	2.05(a)
Shareholder Approval	4.02(a)
Shares	2.02(a)
Sponsor	Recitals
Sponsor Shareholder Meeting	7.07
Substituted Parent Deposit	6.06(a)
Superior Proposal	6.03(e)

Term	Section
Surviving Company	2.01(a)
Takeover Statute	4.21
Tax	4.15(i)
Tax Return	4.15(i)
Taxing Authority	4.15(i)
Termination Fee	11.04(b)(i)
Transactions	6.02
Treasury Share	2.02(c)
Uncertificated Shares	2.03(c)
VIE Transfer Documents	6.05

        Section 1.02.  Other Definitional and Interpretative Provisions.  The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import. "Writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to "law", "laws" or to a particular statute or law shall be deemed also to include any Applicable Law. References to "$","US$" or "USD" are to United States dollars. References to "RMB" are to PRC Renminbi. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

ARTICLE 2
THE MERGER

        Section 2.01.  The Merger.  (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law, as amended (the "Cayman Companies Law"), at the Effective Time, Merger Subsidiary shall be merged with and into the Company, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving company in the Merger (the "Surviving Company").

        (b)   Subject to the provisions of Article 9, the closing of the Merger (the "Closing") shall take place in Hong Kong at the offices of Davis Polk & Wardwell, 3A Chater Road, Central, Hong Kong as soon as possible, but in any event no later than fifteen (15) Business Days, after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company (upon recommendation of the Special Committee) may mutually agree.

        (c)   On the Closing Date, Merger Subsidiary and the Company shall execute a plan of merger (the "Plan of Merger") in substantially the form contained in Appendix 1 hereto and the Company shall file the Plan of Merger and such other documents as required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law. The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time within ninety (90) days following the date of such registration, as may be specified in the Plan of Merger in accordance with the Cayman Companies Law (the "Effective Time").

        (d)   At the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall be vested with all rights, contracts, property and assets of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities, privileges, powers and franchises, and be liable for and subject to, in the same manner as the Merger Subsidiary and the Company, all mortgages, charges and security interests and all contracts, duties, obligations, undertaking, claims, debts and liabilities of Merger Subsidiary and the Company in accordance with the Cayman Companies Law.

        Section 2.02.  Conversion of Securities.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Subsidiary or any other shareholders of the Company:

        (a)   Except as otherwise provided in Section 2.02(b), Section 2.02(c) and Section 2.04, each ordinary share, par value US$0.001 per share, of the Company (each, a "Share" and collectively, the "Shares"), including Shares represented by American Depositary Shares (the "ADSs"), with every two ADSs representing three Shares, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the right to receive US$5.04 in cash, without interest (the "Per Share Merger Consideration"). As each two ADSs represent three Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than as otherwise provided in Section 2.04, shall represent the right to receive US$7.56 in cash without interest (the "Per ADS Merger Consideration") pursuant to the terms and conditions set forth herein and in the Deposit Agreement. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration to be paid in accordance with Section 2.03, without interest.

        (b)   Each Company RS issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.05(a) and thereafter represent only the right to receive the applicable payments set forth in Section 2.05(a).

        (c)   Each issued and outstanding Share (i) held by the Company as a treasury share (each, a "Treasury Share"), or (ii) held by the Depositary and reserved for issuance upon exercise of Share Options or vesting of Company RSs under the Company Incentive Plan, in each case, immediately prior to the Effective Time shall be cancelled and cease to exist, and no payment shall be made with respect thereto.

        (d)   Each ordinary share, par value US$0.001 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable ordinary share, par value US$0.001 per share, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Subsidiary, in exchange for the right to receive one ordinary share in the Surviving Company. Such ordinary shares in the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company, which will be reflected in the register of members of the Surviving Company.

        Section 2.03.  Surrender and Payment.  (a) At or prior to the Effective Time, (i) the Company shall deposit with a bank or trust company selected by Parent and reasonably acceptable to the Special Committee (the "Exchange Agent"), for the benefit of the holders of Shares and ADSs, a cash amount in U.S. dollars in immediately available funds equal to the Substituted Parent Deposit, after receipt thereof by the Company pursuant to Section 6.06(a), and (ii) Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares and ADSs, a cash amount in U.S. dollars in immediately available funds which when added to the Substituted Parent Deposit shall be sufficient for the Exchange Agent to make payments under Sections 2.02(a), 2.04 and 2.05 (such aggregate cash amount being hereinafter referred to as the "Exchange Fund", and in case of payments under Section 2.04, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). For the avoidance of doubt, if any shareholder who has taken any step to exercise its dissenter's rights pursuant to Section 238 of the Cayman Companies Law (e.g., the giving of a written objection pursuant to Section 238(2) of the Cayman Companies Law) subsequently loses its dissenter's rights pursuant to the Cayman Companies Law (whether due to its failure to comply with any procedural requirements of Section 238 of the Cayman Companies Law or otherwise) with respect to any Shares, (i) such Shares shall not be subject to Section 2.04 and (ii) Parent shall make available or cause to be made available to the Exchange Agent additional funds in an amount equal to the product of (x) the number of Shares for which such Shareholder has lost its dissenter's rights pursuant to the Cayman Companies Law and (y) the Per Share Merger Consideration.

        (b)   The Exchange Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (iii) short-term commercial paper rated the highest quality by either Moody's Investors Service, Inc. or Standard & Poor's Corporation. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Sections 2.02(a), 2.04 and 2.05 shall be returned to the Surviving Company or Parent (as directed by Parent) in accordance with Section 2.03(f). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment under Sections 2.02(a), 2.04 and 2.05, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Sections 2.02(a), 2.04 and 2.05.

        (c)   Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of record holders and (y) three (3) Business Days in the case of the Depositary on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Company shall cause the Exchange Agent to mail (or in the case of the Depositary, deliver), to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.02(a): (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying the manner in which the delivery of the Exchange Fund to registered holders of such Shares shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company (upon recommendation of the Special Committee) may reasonably agree; and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the "Certificates") (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 2.03(d)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, any Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(d)) and/or such other documents as may be required pursuant to such instructions to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Certificate and each registered holder of non-certificated Shares represented by book entry ("Uncertificated Shares") shall be entitled to receive in exchange for the cancellation of such Shares a check, in the amount equal to (x) the number of Shares represented by such Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(d)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company (upon recommendation of the Special Committee) shall establish procedures with the Exchange Agent and the Depositary to ensure that (i) the Exchange Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds in respect of the cancellation of the Shares registered in the name of the Depositary, which amount shall be equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expense of the Depositary and government charges (other than withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to the ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

        (d)   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

        (e)   The Per Share Merger Consideration paid in respect of the cancellation of Shares (including Shares represented by ADSs), whether represented by Certificates or Uncertificated Shares, in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares (whether represented by Certificates or Uncertificated Shares), and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by Applicable Law. If, after the Effective Time, any Certificate is presented to the Surviving Company, Parent or the Exchange Agent for transfer or any other reason, such Certificate shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article 2.

        (f)    Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand by the Surviving Company. Any holders of Shares and ADSs who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Company for payment of the cash amount to which such holder is entitled pursuant to this Article 2 without interest thereon.

        Section 2.04.  Dissenting Shares.  Notwithstanding Section 2.02(a) and to the extent available under the Cayman Companies Law, Shares outstanding immediately prior to the Effective Time and held by holders who have validly given a written objection with respect to the Merger pursuant to Section 238(2) of the Cayman Companies Law and not lost their dissenter's rights pursuant to the Cayman Companies Law (whether due to its failure to comply with any procedural requirements of Section 238 of the Cayman Companies Law or otherwise) (the "Dissenting Shareholders", and such Shares, the "Dissenting Shares") shall be cancelled at the Effective Time and not be converted into the right to receive the Per Share Merger Consideration, and the Dissenting Shareholders shall instead be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to their Shares; provided, however, that all Shares held by former Dissenting Shareholders who shall have effectively lost their dissenter's rights under the Cayman Companies Law shall cease to be Dissenting Shares and shall be deemed to have been cancelled in exchange for, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, in the manner provided in Section 2.03(c). The Company shall give Parent (i) prompt notice of any notice of objection, notice of dissent or demands for appraisal, attempted withdrawals of such notices or demands and any other instruments served pursuant to Applicable Law that are received by the Company relating to its shareholders' dissenter's rights, and (ii) the opportunity to direct and/or approve all negotiations and proceedings with respect to any such notice or demand under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to such notice or demand, offer to settle or settle any such notice or demand or approve any withdrawal of any such notice or demand. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the Cayman Companies Law within twenty (20) days of obtaining the Shareholder Approval at the Company Shareholder Meeting.

        Section 2.05.  Share Options and Company RS.  (a) At or immediately prior to the Effective Time, (A) the Company shall terminate the Company Incentive Plan, (B) each outstanding Company RS granted under the Company Incentive Plan, whether or not vested, shall be cancelled and cease to exist, and the Surviving Company shall pay each former holder of such Company RS as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such holder, after the Effective Time for each such Company RS an amount in cash equal to the Per Share Merger Consideration, and (C) each outstanding and unexercised option to purchase Shares (each, a "Share Option", together with the Company RSs, the "Company Equity Awards") granted under the Company Incentive Plan, whether or not exercisable or vested, shall be canceled, and the Surviving Company shall pay each former holder of such Share Options, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such holder, after the Effective Time for each such Share Option an amount in cash determined by multiplying (i) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such Share Option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Share Option in full immediately prior to the Effective Time; provided, for the avoidance of doubt, that if the exercise price of such Share Option is equal to or greater than the Per Share Merger Consideration, the former holder of such Share Option shall not be entitled to any payment with respect thereto. Each former holder of Share Options and Company RSs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.05.

        (b)   Prior to the Effective Time, the Company shall (i) use its commercially reasonable efforts to obtain any consents from holders of Share Options and Company RS granted under the Company Incentive Plan and (ii) make any amendments to the terms of the Company Incentive Plan that are necessary to give effect to the transactions contemplated by this Section 2.05. Notwithstanding any other provision of this Section 2.05, payment may be withheld in respect of any Share Option or Company RS until such necessary consents are obtained.

        Section 2.06.  Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the issued and outstanding share capital of the Company shall occur solely by reason of any reclassification, recapitalization, share split or combination, exchange or readjustment of shares, or any share dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase Shares or the vesting of any restricted shares granted under the Company's share option, incentive or compensation plans or arrangements, the Per Share Merger Consideration, Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

        Section 2.07.  Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Exchange Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if such holder (i) has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable; or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such holder either (A) has been sent to such holder and has been returned undelivered or has not been cashed; or (B) has not been sent to such holder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company or the Depositary; or (iii) notice of the Company Shareholder Meeting convened to vote on the Merger has been sent to such holder and has been returned undelivered. Monies due to Dissenting Shareholders and holders of Shares and ADSs who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Shares and ADSs who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholder Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

        Section 2.08.  Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Company, Parent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law. In the event that Parent, Merger Subsidiary or the Company determines that any deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, Parent, Merger Subsidiary or the Company, as applicable, shall inform the Special Committee and the other parties to this Agreement of such determination and provide them with a reasonably detailed explanation of such determination and the parties to this Agreement shall consult with each other in good faith regarding such determination. If the Exchange Agent, the Surviving Company or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which the Exchange Agent, the Surviving Company or Parent, as the case may be, made such deduction and withholding. Parent and Merger Subsidiary have determined that no deduction or withholding is required under any provision of Applicable Law with respect to the payment of the Per ADS Merger Consideration or the Per Share Merger Consideration pursuant to this Article 2.

        Section 2.09.  Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the "Depositary") to terminate the deposit agreement, dated May 16, 2011, among the Company, the Depositary, and the other parties thereto (the "Deposit Agreement"), in accordance with its terms.

        Section 2.10.  Fair Value. Parent, Merger Subsidiary and the Company respectively agree that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares and the ADSs for the purposes of Section 238(8) of the Cayman Companies Law.

        Section 2.11.  No Further Dividends. No dividends or other distributions with respect to the share capital of the Surviving Company with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

ARTICLE 3
THE SURVIVING COMPANY

        Section 3.01.  Memorandum and Articles of Association.  The memorandum and articles of association of Merger Subsidiary in effect at the Effective Time shall be the memorandum and articles of association of the Surviving Company until amended in accordance with Applicable Law; provided that, at the Effective Time, wherever the name of Merger Subsidiary is stated in the memorandum and articles of association it shall be replaced by the name "Jiayuan.com International Ltd.".

        Section 3.02.  Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Company and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Company.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in any Company SEC Document filed before the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date hereof and excluding any risk factor disclosures contained under the heading "Risk Factors" or any disclosure of risks included in any "forward-looking statements" disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case, other than specific factual information contained therein (it being agreed that any information disclosed in any such Company SEC Document shall be deemed disclosure only with respect to a Section of this Agreement to which the relevance of such information is reasonably apparent on the face of such information contained in such Company SEC Document without independent inquiry), or in the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to such section of this Agreement to which it corresponds in number and any other section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, without independent inquiry), the Company represents and warrants to Parent and Merger Subsidiary that:

        Section 4.01.  Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Company. The memorandum and articles of association of Company are in full force and effect. There is no violation of any of the provisions of its memorandum and articles of association by the Company in any material respect.

        Section 4.02.  Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company's corporate powers and, except for the required approval of the Company's shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. No other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Merger by the affirmative vote of the holders of two-thirds or more of the outstanding Shares present and voting in person or by proxy as a single class (the "Shareholder Approval"). This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

        (b)   At a meeting duly called and held, the Company's Board of Directors, acting upon the unanimous recommendation of the Special Committee, has (i) unanimously determined that this Agreement, the Plan of Merger and the Transactions are fair to, and in the best interests of, the Company and the Company's shareholders, (ii) unanimously approved, adopted and declared advisable this Agreement, the Plan of Merger and the Transactions and (iii) unanimously resolved, subject to Section 6.03(b), to recommend authorization and approval of this Agreement by its shareholders (such recommendation, the "Company Board Recommendation").

        Section 4.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (ii) compliance with the rules and regulations of the NASDAQ, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, the rules and regulations promulgated thereunder and any other applicable state or federal securities laws, (iv) any required action by or in respect of, or filing with, any Governmental Authority in the PRC (if any), and (v) any actions or filings the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company.

        Section 4.04.  Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of the Company or any equivalent organizational documents of any of its Subsidiaries, (ii) assuming receipt of the Shareholder Approval and compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming receipt of the Shareholder Approval and compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its

Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Material Adverse Effect on the Company.

        Section 4.05.  Capitalization.  (a) The authorized share capital of the Company is US$100,000 divided into 100,000,000 Shares. As of the date hereof, there were (i) outstanding 46,685,217 Shares (which number includes 1,027,615 Shares held by the Depositary and reserved for issuance upon exercise of Share Options or vesting of Company RSs under the Company Incentive Plan but excludes Treasury Shares), (ii) 4,145,727 Treasury Shares, (iii) Share Options to purchase an aggregate amount of 2,585,395 Shares (of which Share Options to purchase an aggregate amount of 1,469,739 Shares were exercisable), and (iv) Company RSs in respect of 1,544,423 Shares (of which 359,133 Company RSs were vested). All outstanding share capital of the Company has been duly authorized and is validly issued and fully paid.

        (b)   Except as set forth in this Section 4.05 and for changes since the date hereof resulting from the exercise of Share Options outstanding on such date and subject to Section 6.01, there are no issued, reserved for issuance or outstanding (i) shares in the share capital or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares in the share capital or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares in the share capital, voting securities or securities convertible into or exchangeable for shares in the share capital or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities or any share capital or registered capital, as the case may be, of any Subsidiaries of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company's Subsidiaries or any other person.

        (c)   Except as set forth in this Section 4.05, none of (i) the shares in the share capital of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

        (d)   Section 4.05(d) of the Company Disclosure Schedule sets forth the following information with respect to each Company Equity Award outstanding as of the date of this Agreement: (i) the name of each recipient of the Company Equity Award; (ii) the number of Shares subject to such Company Equity Award;

(iii) the exercise or purchase price of such Company Equity Award; (iv) the date on which such Company Equity Award was granted; (v) the applicable conditions on vesting, including applicable performance criteria, and vesting schedule; and (vi) the date on which such Company Equity Award expires. Each grant of Company Equity Award was properly approved or ratified by the Company's Board of Directors (or a duly authorized committee or subcommittee thereof) in material compliance with all Applicable Laws.

        Section 4.06.  Subsidiaries.  (a) Each Subsidiary of the Company has been duly organized or formed, is validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Company.

        (b)   All of the outstanding shares in the share capital or other voting securities of, or ownership interests in, each Subsidiary of the Company, is duly authorized, validly issued, fully paid and non-assessable and is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens). The Company or any Company Subsidiary has the unrestricted right to vote, and (subject to limitations imposed by Applicable Law) to receive dividends and distributions on, all equity securities of the applicable Subsidiaries. As of the date of this Agreement, there were no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares in the share capital or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the "Company Subsidiary Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

        (c)   A true and complete list of the Company and its Subsidiaries and other entities in which the Company or any of its Subsidiaries owns any non-controlling equity interest as of the date of this Agreement, if any, together with the jurisdiction of organization of each such Subsidiary and, to the knowledge of the Company, each such entity and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary and, to the knowledge of the Company, each such entity owned by the Company or its applicable Subsidiary, is set forth in Section 4.06(c) of the Company Disclosure Schedule. Except as disclosed in Section 4.06(c) of the Company Disclosure Schedule, as of the date of this Agreement (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which the Company or any of its Subsidiaries conducts business, or other entities in which the Company or any of its Subsidiaries controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) neither the Company nor any of its Subsidiaries is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

        Section 4.07.  SEC Filings.  (a) The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since May 11, 2011 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Company SEC Documents").

        (b)   As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

        (c)   As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

        (d)   None of the Company's Subsidiaries is currently subject to the reporting requirements of Section 13(a) and 15(d) of the 1934 Act.

        (e)   The management of the Company has, in material compliance with Rule 13a-15 and Rule 15d-15 under the 1934 Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company's auditors and the audit committee of the Company's Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting ("Internal Controls") which would adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's Internal Controls. Since the date of the Company's most recent annual report, there have been no changes in the Company's internal control over financial reporting (as such term is defined in the 1933 Act) that have materially adversely affected, or are likely to materially adversely affect, the Company's internal control over financial reporting.

        (f)    Since May 11, 2011, the Company has complied with the applicable listing and corporate governance rules and regulations of the NASDAQ, except for any non-compliance that would not reasonably be expected to have a Material Adverse Effect on the Company.

        Section 4.08.  Financial Statements.  (a) The consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements), in each case in accordance with GAAP, Regulation S-X and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

        (b)   Except (i) as and to the extent set forth on the audited annual report of the Company filed with the SEC on April 30, 2015 including the notes thereto and (ii) for liabilities and obligations (w) incurred in the ordinary course of business, (x) which have been discharged or paid in full prior to the date of this Agreement, (y) incurred pursuant to this Agreement or in connection with the Transactions, or (z) which do not, or would not reasonably be expected to, have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any outstanding indebtedness or any commitments therefor, or any liability or obligation of any nature (whether accrued, absolute, determined, determinable, contingent or otherwise).

        (c)   Neither the Company nor any of its Subsidiaries has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K) that would be required to be disclosed under Item 303 of Regulation S-K.

        Section 4.09.  Absence of Certain Changes.  Since the Company Balance Sheet Date, except for this Agreement and the Transactions, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

        Section 4.10.  No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, other than: (i) liabilities or obligations set forth, or for which reserves were established, in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities or obligations incurred pursuant hereto or in connection with the Transactions; and (iv) liabilities or obligations that would not reasonably be expected to have a Material Adverse Effect on the Company.

        Section 4.11.  Compliance with Laws and Court Orders; Permits. (a) The Company and each of its Subsidiaries is in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have a Material Adverse Effect on the Company.

        (b)   Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted, except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company (the "Material Company Permits"). As of the date hereof, (i) no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened, and (ii) all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the PRC that are material to the Company and its Subsidiaries, taken as a whole, and are required to be obtained or made by each Subsidiary incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, have been duly completed in accordance with applicable PRC laws in all material respects.

        Section 4.12.  Litigation.  As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority, that would reasonably be expected to have a Material Adverse Effect on the Company.

        Section 4.13.  Properties.  (a) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have good and marketable title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

        (b)   Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (i) each lease, sublease or license (each, a "Lease") under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is legal, valid, binding and enforceable and in full force and effect, (ii) the Company and its Subsidiaries' possession and quiet enjoyment of the real property under such Lease has not been disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Lease, and (iii) neither the Company nor any of its Subsidiaries, nor to the Company's knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

        Section 4.14.  Intellectual Property.  Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

        (a)   to the knowledge of the Company, the Company and each of its Subsidiaries owns or has a right to use (in each case, free and clear of any Liens other than Permitted Liens) all Intellectual Property necessary for the conduct of its business as currently conducted;

        (b)   with respect to each item of Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole ("Company Owned Intellectual Property"), the Company or its applicable Subsidiary is the owner of all right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business and, to the knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable and has not been adjudged invalid or unenforceable in whole or in part;

        (c)   with respect to each item of Intellectual Property licensed to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole ("Company Licensed Intellectual Property"), the Company or its applicable Subsidiary has the right to use such Company Licensed Intellectual Property in the operation of its respective business as currently conducted in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property and each such license of the Company Licensed Intellectual Property is valid, binding and enforceable and in full force and effect;

        (d)   the Company or its applicable Subsidiary has made all payments of any Taxes or maintenance fees and has taken any other actions required by Applicable Law to maintain the validity or effectiveness of the registered Company Owned Intellectual Property;

        (e)   neither the execution of this Agreement nor the consummation of any Transaction shall materially adversely affect the Company or any of its Subsidiaries' rights with respect to the material Company Owned Intellectual Property or the Company Licensed Intellectual Property; and

        (f)    to the knowledge of the Company, there is no suit, order or proceeding pending against the Company or any of its Subsidiaries alleging that any services provided or processes used by the Company or any of its Subsidiaries infringes or may infringe any Intellectual Property rights of any Person.

        Section 4.15.  Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are true and complete in all material respects.

        (b)   All material Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid.

        (c)   Each of the Company and its Subsidiaries has timely paid or withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority).

        (d)   Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any material Tax. To the knowledge of the Company, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress or threatened. No deficiency or claim for any material amount of Tax or interest thereon or penalties therewith has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

        (e)   There are no material Tax Liens upon any shares, securities, equity interests, property or assets of the Company or any of its Subsidiaries.

        (f)    Neither the Company or any of its Subsidiaries incorporated outside of the PRC takes the position for tax purposes that it is a resident enterprise of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

        (g)   No suspension, revocation or cancellation of any material Tax exemptions, preferential treatments or rebates is pending or, to the Company's knowledge threatened.

        (h)   "Tax" means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee. "Tax Return" means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

        Section 4.16.  Employee Benefit Plans and Labor.  (a) All material benefit and compensation plans, agreements, or arrangements, whether written or oral, including, without limitation, plans and agreements to provide severance or fringe benefits (the "Plans"), covering current or former Service Providers in effect on the date hereof are set forth in the Section 4.16 of the Company Disclosure Schedule. True and complete copies of each Plan (or a summary thereof, if the Plan is not in writing), including all amendments thereto, have been provided or made available to Parent. Except as disclosed in the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan, and (ii) since December 31, 2014 there has been no material change, amendment, modification to, or adoption of, any Plan.

        (b)   Except as otherwise specifically provided in this Agreement regarding the Share Options and Company RSs, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

        (c)   Each Plan has been operated in accordance with its terms, Applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, in all materials respects. To the Company's knowledge, no circumstance, fact or event exists that could result in any material default under or violation of any Plan, and no action, suit, investigation or proceeding is pending or threatened with respect to any Plan.

        (d)   There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and its employees (collectively, "Company Personnel") which could reasonably be expected to have a Material Adverse Effect on the Company. There are no material unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority. There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any Company Personnel. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all Applicable Laws relating to employment and employment practices.

        Section 4.17.  Environmental Matters.  (a) Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

            (i)  no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company's knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

           (ii)  the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits; and

          (iii)  the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws.

        (b)   Except as set forth in this Section 4.17, no representations or warranties are being made with respect to matters arising under or relating to environmental matters.

        Section 4.18.  Material Contracts.  (a) As of the date hereof, except for this Agreement and except as would not reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, agreement or arrangement of the type set forth in the subsection (i) through (xi) of Section 4.18(a) (each, a "Material Contract"):

            (i)  each contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the 1934 Act;

           (ii)  each contract (excluding any Company employee agreement or Company employee plan) which is likely to involve consideration of more than RMB 5,000,000, in the aggregate, over the remaining term of such contract;

          (iii)  except in relation to transactions between or among any of the Company and any Subsidiary, all contracts relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries);

          (iv)  all joint venture contracts, strategic cooperation or partnership arrangements, or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with a contractual value of more than RMB 3,000,000;

           (v)  all contracts that (x) provide the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an "Operating Subsidiary"), (y) provide the Company or any Subsidiary of the Company a right or an option to purchase the equity interests in any Operating Subsidiary, or (z) transfer economic benefits from any Operating Subsidiary to any other Subsidiary of the Company;

          (vi)  all contracts relating to the purchase or sale of any shares or securities of, or other equity interests in, the Company or any of its Subsidiaries (other than a Company Equity Award or otherwise pursuant to the Company Incentive Plan);

         (vii)  all contracts that limit, in any material respect, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any person or entity or in any geographic area or during any period of time in a manner that is material to the Company and its Subsidiaries, taken as a whole;

        (viii)  all contracts involving any directors, officers or shareholders of the Company holding more than 5% of the outstanding share capital of the Company, or any of their respective Affiliates (other than the Subsidiaries) or immediate family members with a contractual value of more than RMB 500,000;

          (ix)  all franchising, licensing or management contracts (other than non-disclosure agreements entered into in the ordinary course of business on standard terms consistent with past practice) with a contractual upfront fee of more than RMB 500,000;

           (x)  all contracts providing for any change of control or similar payments upon the consummation of any Transaction; and

          (xi)  all other contracts, whether or not made in the ordinary course of business, which are material to the Company or any of its Subsidiaries or the conduct of its business, or the absence of which would have a Material Adverse Effect.

        (b)   Except as would not reasonably be expected to have a Material Adverse Effect and to the knowledge of the Company, (i) each of the Material Contracts is a legal, valid and binding agreement of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with it terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles, and (ii) neither the Company nor any of its Subsidiaries, nor to the Company's knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract or intends to terminate any Material Contract, or is seeking the renegotiation thereof or substitute performance thereunder. Neither the Company nor any of its Subsidiaries is party to any contract, agreement, arrangement or understanding containing any provision or covenant limiting in any material respect the ability of the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Company or any of their respective Subsidiaries) to (iii) sell any products or services of or to any other Person or in any geographic region, (iv) engage in any line of business or (v) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Company or any of their respective Subsidiaries).

        Section 4.19.  Finders' Fees.  Except for Barclays Bank PLC, a copy of whose engagement agreement has been made available to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions.

        Section 4.20.  Opinion of Financial Advisor.  The Special Committee has received the written opinion of Barclays Bank PLC, financial advisor to the Special Committee, to the effect that, as of the date of such opinion, the Per Share Merger Consideration and Per ADS Consideration is fair to the Company's shareholders and holders of ADSs, as applicable, from a financial point of view. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

        Section 4.21.  Antitakeover Statutes and Rights Agreement.  The Company is not a party to any shareholder rights plan or "poison pill" agreement, or similar anti-takeover agreement or plan. No "business combination", "fair price", "moratorium", "control share acquisition" or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company's memorandum and articles of association (each, a "Takeover Statute") is applicable to the Company, the Shares, the ADSs, the Merger or the other Transactions.

        Section 4.22.  No Secured Creditors; Solvency. (a) Neither the Company nor its Subsidiaries has any secured creditors holding a fixed or floating security interest.

        (b)   Neither the Company nor its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, insolvent.

        Section 4.23.  Interested Party Transactions. Except as set forth in Section 4.23 of the Company Disclosure Schedule, no director or officer of the Company or any of its Subsidiaries, or any individual in such person's immediate family: (i) has or has had, directly or indirectly, an economic interest in any person that is otherwise engaged in business as a competitor of the Company; (ii) has or has had, directly or indirectly, a beneficial interest in any contract disclosed in Section 4.18 of the Company Disclosure Schedule; (iii) has or has had, directly or indirectly, any material contractual or other arrangement with the Company or any of its Subsidiaries; (iv) received any payment or other benefit from the Company or any of its Subsidiaries (except for payments and benefits received in connection with such person's capacity as a Service Provider); (v) filed or intends to file cause of action or other claim against the Company or any of its Subsidiaries; or (vi) advanced or owed any material amount to the Company or any of its Subsidiaries; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an "economic interest in any person" for purposes of this Section 4.23. Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company in violation of the provisions of Section 402 of the Sarbanes-Oxley Act of 2002.

        Section 4.24.  Insurance.  Except as would not have Material Adverse Effect, (i) all insurance policies relating to the business, assets, liabilities, and operations of the Company and its Subsidiaries are in full force and effect and (ii) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (A) renew its existing insurance policies as and when such policies expired or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

        Section 4.25.  No Other Representations and Warranties.  (a) Except for the representations and warranties set forth in this Article 4, each of Parent and Merger Subsidiary acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Subsidiary, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

        (b)   Each of Parent and Merger Subsidiary also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

        Parent and Merger Subsidiary jointly and severally represent and warrant to the Company that:

        Section 5.01.  Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Subsidiary. The memorandum and articles of association of each of Parent and Merger Subsidiary are in full force and effect. Neither Parent nor Merger Subsidiary is in violation of any of the provisions of its memorandum and articles of association. Parent is an indirect wholly-owned Subsidiary of the Sponsor.

        Section 5.02.  Corporate Authorization.  Each of Parent and Merger Subsidiary has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Parent Requisite Shareholder Vote, to perform its respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Parent and Merger Subsidiary and the consummation by each of Parent and Merger Subsidiary of the Transactions have been duly and validly authorized by all necessary corporate action by the boards of directors of Parent and Merger Subsidiary and have been duly and validly authorized by all necessary actions by the shareholder of Merger Subsidiary, and no other corporate proceedings on the part of Parent or Merger Subsidiary are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the Transactions, subject, in the case of the consummation of the Merger, to the approval of this Agreement by the Parent Requisite Shareholder Vote. This Agreement constitutes a legal, valid and binding agreement of each of Parent and Merger Subsidiary.

        Section 5.03.  Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (ii) compliance with the rules and regulations of the NASDAQ, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, the rules and regulations promulgated thereunder and any other applicable state or federal securities laws, (iv) the filing with the competent local counterpart of each of the National Development and Reform Commission, the Ministry of Commerce and the Administration of Foreign Exchange, and the filing with the National Equities Exchange and Quotations, and (v) any actions or filings the absence of which would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties.

        Section 5.04.  Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Requisite Shareholder Vote, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties.

        Section 5.05.  Capitalization.  (a) As of the date of this Agreement, all of the issued and outstanding share capital of Parent is duly authorized, validly issued, fully paid and non-assessable. Except for any shares to be subscribed by the direct holder of Parent, which is a wholly-owned subsidiary of the Sponsor, prior to the Closing, in connection with the funding of the Exchange Fund, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Subsidiary or obligating Parent or Merger Subsidiary to issue or sell any shares in the share capital of, or other equity interests in, Parent or Merger Subsidiary. All of the share capital of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

        (b)   The authorized share capital of Merger Sub consists of 50,000,000 ordinary shares, par value US$0.001 per share. The issued and outstanding share capital of Merger Subsidiary is duly authorized, validly issued, fully paid and non-assessable and free of any pre-emptive rights in respect thereof. Each outstanding share in the share capital of Merger Subsidiary is owned by Parent free and clear of all Liens, except where failure to own such shares free and clear would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Subsidiary.

        Section 5.06.  Disclosure Documents.  The information supplied by Sponsor or Parent for inclusion in the proxy statement of the Company to be filed with the SEC in connection with the Merger (together with any amendments thereof or supplements thereto, the "Proxy Statement") will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.06 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

        Section 5.07.  Litigation.  As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, any Buyer Group Party before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority, that would reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties.

        Section 5.08.  Operations of Merger Subsidiary. Merger Subsidiary is a direct, wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, and has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other Transactions. Parent has no Subsidiaries other than Merger Subsidiary.

        Section 5.09.  Available Funds and Financing. Parent has, or will have at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Merger pursuant to the terms of this Agreement, including to pay the Merger Consideration for all of the outstanding Shares, to make all payments in respect of the Company Equity Awards and to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement.

        Section 5.10.  Finders' Fees.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the Transactions.

        Section 5.11.  Solvency. Neither Sponsor, Parent nor Merger Subsidiary is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Neither Parent nor Merger Subsidiary has any liabilities other than liabilities incidental to their formation or relating to the Transactions. Assuming the satisfaction of the conditions of Parent and Merger Subsidiary to consummate the Merger as set forth in Article 9, immediately after giving effect to all of the Transactions contemplated hereby, the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration and the aggregate amount of consideration payable in respect of the Company Equity Awards, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related fees and expenses, the Surviving Company shall (i) be able to pay its debts as they become due, and (ii) not have, as of such date, unreasonably small capital to carry on its business.

        Section 5.12.  Buyer Group Contracts. (a) Parent has delivered to the Company a true, correct and complete copy of each of the Sponsor Shareholder Support Agreements. Each of the Sponsor Shareholder Support Agreements is in full force and effect and is a legal, valid and binding obligation of the parties thereto. Other than the Sponsor Shareholder Support Agreements, there are no side letters or other oral or written contracts, agreements, arrangements or understanding relating to the Transactions between any of the Buyer Group Parties.

        (b)   There are no oral or written contracts, agreements, arrangements or understandings (i) between any Buyer

Group Party, on the one hand, and any of the Company's or its Subsidiaries' directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal. To the knowledge of Parent, no Affiliate of any Buyer Group Party is the beneficial owner of any Shares or an Affiliate of the Company.

        Section 5.13.  Independent Investigation. Parent and Merger Subsidiary have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Subsidiaries of the Company, which investigation, review and analysis was performed by Parent, Merger Subsidiary, their respective Affiliates and Representatives. Each of Parent and Merger Subsidiary acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Subsidiary acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

        Section 5.14.  Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Subsidiary, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Subsidiary acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Subsidiary acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Subsidiary is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Subsidiary shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

        Section 5.15.  No Additional Representations. Except for the representations and warranties made by Parent and Merger Subsidiary in this Article 5, neither Parent nor Merger Subsidiary nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or any of their Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions.

ARTICLE 6
COVENANTS OF THE COMPANY

        The Company agrees that:

        Section 6.01.  Conduct of the Company. Except as set forth in Section 6.01 of the Company Disclosure Schedule or as expressly contemplated or permitted by any other provision of this Agreement or required by Applicable Law, from the date hereof until the Effective Time, the Company shall use commercially reasonable efforts to conduct its and its Subsidiaries' business in the ordinary course and use its reasonable best efforts, consistent with past practice, to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to:

        (a)   amend or otherwise change its memorandum and articles of association or equivalent organizational or constitutional documents;

        (b)   (i) split, combine or reclassify any shares in its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital, except for dividends by any of its direct or indirect wholly-owned Subsidiaries to the Company or another Subsidiary of the Company or (iii) subdivide or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than the acquisition by the Company of its securities in connection with the forfeiture of Share Option, the acquisition by the Company of its securities in connection with the net exercise of Share Option in accordance with the terms thereof or the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries;

        (c)   issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer,

encumbrance or disposition of, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of Company Securities upon the settlement or exercise of up to a maximum of 150,000 Shares as required to comply with the Company Incentive Plan, the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries, or pursuant to existing contracts or commitments set forth on Section 6.01(c) of the Company Disclosure Schedule;

        (d)   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses with a value in excess of US$500,000 in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments set forth on Section 6.01(d) of the Company Disclosure Schedule or (ii) in the ordinary course of business;

        (e)   sell, lease, sublease, license, pledge, dispose of, grant or encumber, or otherwise transfer any of its assets, securities, properties, interests or businesses with a value in excess of US$500,000 in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments set forth on Section 6.01(e) of the Company Disclosure Schedule or (ii) in the ordinary course of business;

        (f)    effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its Subsidiaries (other than the Merger);

        (g)   create any new Subsidiary of the Company;

        (h)   authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$500,000 (or an equivalent amount in RMB) or capital expenditures which are, in the aggregate, in excess of US$1,000,000 (or an equivalent amount in RMB), except (i) as budgeted in the Company's or any of its Subsidiaries' current plan approved by the Board of Directors of the Company and disclosed to Parent in writing prior to the date hereof, (ii) as necessary to maintain existing assets in good repair and working condition, or (iii) reasonable documented expenses incurred by the Company in connection with this Agreement (including any defense of any action arising in connection with this Agreement);

        (i)    other than in connection with actions permitted by Section 6.01(d), make any material loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business or in an amount not in excess of US$500,000 in any single transaction or series of related transactions;

        (j)    create any Lien over any of its assets other than (i) any Permitted Lien or (ii) any Lien created to secure any renewal, extension, refinancing or replacement of the Company's or any of its Subsidiary's existing secured credit facilities (the "New Facility") as in effect on the date hereof where such Lien is no more favorable to the lenders of the New Facility than the Lien securing the credit facility being so renewed, extended, refinanced or replaced;

        (k)   give any guarantee or indemnity in respect of any obligation of any person with an amount in excess of US$500,000, other than (i) the endorsement of negotiable instruments in the ordinary course of trade; (ii) any performance or similar bond guaranteeing performance by the Company or any of its Subsidiaries under any contract entered into in the ordinary course of trade; or (iii) any guarantee referred to in Section 6.01(l) below;

        (l)    incur any indebtedness for borrowed money or guarantees thereof with an amount in excess of US$500,000 in any single transaction or series of related transactions, other than (i) any indebtedness or guarantee incurred in the ordinary course of business or (ii) incurred between the Company and any of its direct or indirect wholly-owned Subsidiaries or between any of such direct or indirect wholly-owned Subsidiaries;

        (m)  except as required pursuant to existing written plans or contracts or commitments set forth on Section 6.01(m) of the Company Disclosure Schedule, as otherwise required by Applicable Law or as carried out in the ordinary course of business, (i) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement) with any director or officer of the Company or any of its Subsidiaries, (ii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer of the Company or any of its Subsidiaries, (iii) establish, adopt or amend (except as required by Applicable Law or to effectuate the intents and purposes of this Agreement) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (iv) increase compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, (v) grant or issue Company Equity Awards in excess of 150,000 Shares underlying or represented by, as the case may be, such Company Equity Award under the Company Incentive Plan, or (vi) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

        (n)   change the Company's methods of accounting, except as required by concurrent changes in GAAP or Applicable Law;

        (o)   except any sales agency or marketing contracts entered into in the ordinary course of business, enter into, terminate, or materially modify or amend, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) or waive any material claim against any other party to any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$500,000 or more;

        (p)   settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Transactions, in each case other than any settlement (A) in the ordinary course of business or pursuant to existing contracts or commitments, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$500,000, and (C) not involving the admission of any material wrongdoing by the Company or any of its Subsidiaries;

        (q)   engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

        (r)   materially change any method of Tax accounting, make or change any material Tax election, materially adopt or change any material accounting method, file any material amended Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, fail to pay any material Taxes as they become due and payable, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax;

        (s)   enter into any agreement or arrangement that prohibits, restricts, or imposes any condition upon the ability of the Company or any of its Subsidiaries to pay dividends or other distributions with respect to any of its equity interests, save for restrictions and conditions imposed by Applicable Law; or

        (t)    agree, resolve or commit to do any of the foregoing.

        Section 6.02.  Company Shareholder Meeting.  (a) The Company shall cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after the date hereof, for the purpose of voting on the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, including the Merger (the "Transactions"); provided that, subject to compliance with Applicable Law and any comments received from any Governmental Authority, the Company shall use commercially reasonable efforts to (x) establish a record date for the ADSs for the Company Shareholder Meeting no later than five (5) days following the execution of this Agreement and a record date for the Shares for the Company Shareholder Meeting no later than ten (10) days following such record date for the ADSs, and (y) hold the Company Shareholder Meeting on a date selected by the Company in consultation with Parent no later than twenty (20) days following the mailing of the Proxy Statement to the Company's shareholders pursuant to Section 8.02. Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend authorization and approval of Agreement, the Plan of Merger and the Transactions, including the Merger by the Company's shareholders, (ii) use its reasonable best efforts to obtain the Shareholder Approval and (iii) otherwise comply with all legal requirements applicable to such meeting; provided that the Company may adjourn or postpone the Company Shareholder Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), (A) with the consent of Parent, (B) if at the time the Company Shareholder Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) voting in favor of authorization and approval of this Agreement, the Plan of Merger and the Transactions to obtain the Shareholder Approval, or (C) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Company as determined in good faith after consultation with outside counsel is necessary or advisable under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company's shareholders prior to the Company Shareholder Meeting. Parent may request that the Company adjourn or postpone the Shareholder Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), if as of the time the Shareholder Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) voting in favor of authorization and approval of this Agreement, the Plan of Merger and the Transactions to obtain the Shareholder Approval, in which event the Company shall cause the Shareholder Meeting to be postponed or adjourned in accordance with Parent's request. In no event shall any such adjournment or postponement be longer than thirty (30) calendar days after the originally scheduled meeting date or result in the Shareholder Meeting being held later than five (5) Business Days prior to the End Date

        (b)   Unless and until the Board of Directors of the Company has resolved to effect an Adverse Recommendation Change or to terminate this Agreement pursuant to Section 10.01(d), the authorization and approval of this Agreement and the Plan of Merger and the Transactions (including the Merger) shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholder Meeting, except as otherwise agreed by Parent.

        (c)   Upon the reasonable request of Parent, the Company shall use its commercially reasonable efforts to advise Parent during the last five (5) Business Days prior to the date of the Company Shareholder Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval.

        Section 6.03.  No Solicitation; Other Offers.  (a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors ("Representatives") to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an "Adverse Recommendation Change") or (iv) execute or enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (v) publicly announce an intention to do any of the foregoing.

        (b)   Exceptions.    Notwithstanding Section 6.03(a), at any time prior to the approval of this Agreement by the Company's shareholders:

            (i)  the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) contact any Third Party that has made after the date of this Agreement a bona fide Acquisition Proposal to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, (B) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made after the date of this Agreement a bona fide Acquisition Proposal that the Board of Directors of the Company determines (upon recommendation of the Special Committee) could be expected to lead to a Superior Proposal and (C) furnish to such Third Party or its Representatives or financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the confidentiality agreement dated November 4, 2015 between the Company and Baihe (the "Confidentiality Agreement"); provided that (1) such confidentiality agreement may contain a less restrictive or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable, and (2) all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party) and (D) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take;

           (ii)  the Board of Directors of the Company may make an Adverse Recommendation Change; and

          (iii)  subject to compliance with the procedures set forth in Section 6.03(c)(ii), the Company may terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal;

in each case referred to in the foregoing clauses (i), (ii) and (iii) only if the Board of Directors of the Company determines (upon the recommendation of the Special Committee) in good faith, after consultation with outside legal counsel, that the failure to take such action could be inconsistent with its fiduciary duties under Applicable Law.

        In addition, nothing contained herein shall prevent the Company, the Board of Directors of the Company or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company, (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure (other than a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Board of Directors of the Company or the Special Committee has received and is currently evaluating such Acquisition Proposal) that does not include an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be an Adverse Recommendation Change or (ii) issuing a "stop, look and listen" disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

        (c)   Required Notices.

            (i)  The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company shall notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, including of the material terms and conditions thereof, and shall use its reasonable best efforts to keep Parent informed as to the status (including changes to the material terms) of such Acquisition Proposal. The Company shall also notify Parent promptly (but in no event later than 48 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal.

           (ii)  Without prejudice to Section 6.03(c)(i), prior to effecting any Adverse Recommendation Change or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal pursuant to Section 6.03(b), (1) the Company shall have provided prior written notice (the "Change or Termination Notice") to Parent that the Board of Directors of the Company has resolved to effect an Adverse Recommendation Change or to terminate this Agreement pursuant to Section 10.01(d), describing in reasonable detail the reasons for such Adverse Recommendation Change or termination (which notice shall specify, if related to an Acquisition Proposal, the identity of the party making the Acquisition Proposal and the material terms thereof and copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal), (2) the Company shall during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Change or Termination Notice (or, if delivered after 5:00 p.m. Hong Kong Time or any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending two (2) Business Days later at 5:00 p.m. Hong Kong Time (the "Notice Period") negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal or so that the failure to effect an Adverse Recommendation Change would no longer be inconsistent with the directors' fiduciary duties under Applicable Law; provided that, with respect to an Adverse Recommendation Change made in connection with an Acquisition Proposal or a termination of this Agreement to enter into a definitive agreement with respect to such Superior Proposal, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply again with the requirements of this Section 6.03(c)(ii) with respect to such new written notice, and (3) following the end of such Notice Period(s), the Board of Directors of the Company determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and legal counsel), after considering the terms of any proposed modification or amendment to this Agreement by Parent, that the Acquisition Proposal giving rise to the Change or Termination Notice continues to constitute a Superior Proposal.

          (iii)  None of the Company, the Board of Directors of the Company or any of its committees shall enter into any binding agreement or Contract with any Person to limit or not to give prior notice to Parent of its intention to effect an Adverse Recommendation Change in light of a Superior Proposal in accordance with Section 6.03(c)(ii).

        (d)   Definition of Superior Proposal.    For purposes of this Agreement, "Superior Proposal" means a bona fide, unsolicited Acquisition Proposal (each reference to "20%" in the definition of "Acquisition Proposal" shall be replaced with "50%") on terms that the Board of Directors of the Company determines (upon recommendation of the Special Committee) in good faith by a majority vote, after considering the advice of outside financial advisor and legal counsel, (1) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including certainty of closing) and the Person making the proposal and (2) if consummated, would result in a transaction more favorable to the shareholders of the Company from a financial point of view than the Merger after giving effect to all adjustments, if any, to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.03(c)(ii)); provided that any such offer shall not be deemed to be a "Superior Proposal" if the consummation of the transaction contemplated by such offer is conditional upon (x) the completion of any due diligence review or investigation of the Company or any of its Subsidiaries by, and to the satisfaction of, the Person making the offer (which, for the avoidance of doubt, shall not include the inclusion of a customary "access to information" covenant such as Section 6.04 in any documentation for such transaction) or (y) the obtaining and/or funding of any financing required to consummate the transaction contemplated by such offer.

        (e)   Obligation to Terminate Existing Discussions.    The Company shall, and shall use its reasonable best efforts to cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal.

        Section 6.04.  Access to Information.  From the date hereof until the Effective Time, subject to Applicable Law, the Confidentiality Agreement and any contract or agreement to which the Company or any of its Subsidiaries is subject (provided, that the Company shall use its commercially reasonable efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 6.04), the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access, during normal business hours and upon prior reasonable notice, to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries. Any investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.

        Section 6.05.  VIE Documents. Prior to the Closing Date, the Company shall (A) cause each of Mr. Linguang Wu and Mr. Yang Si to pledge their respective equity interests held in Beijing Huaqianshu Information Technology Co., Ltd., Beijing Shiji Xique Information Technology Co., Ltd. and Beijing Aizhenxin Information Technology Co., Ltd., as the case may be, to Beijing Miyuan Information Technology Co., Ltd., and (B) use commercially reasonable efforts to obtain (i) each document, substantially in the form contained in Section 6.05(i) of the Company Disclosure Schedule, duly executed by the nominee shareholders of each of the VIE Entities, and (ii) resignation letters, substantially in the form contained in Section 6.05(ii) of the Company Disclosure Schedule, duly executed by certain directors of the Company's Subsidiaries, whose names are set forth on Section 6.05(iii) of the Company Disclosure Schedule (the documents described in clauses (i) and (ii) above, the "VIE Transfer Documents"). On the Closing Date, the Company shall deliver to Parent all of the VIE Transfer Documents which it has obtained pursuant to this Section 6.05 and original versions of the documents related to the VIE Entities listed in Section 6.05(iv) of the Company Disclosure Schedule.

        Section 6.06.  Return of Parent Deposit. (a) As soon as reasonably practicable after the date hereof, and in any event no later than two (2) Business Days prior to the Closing Date, Parent shall deposit, or cause to be deposited, with the Company, an amount in cash in U.S. dollars equal to the amount of U.S. dollars into which the Parent Deposit would be converted using the mid-point exchange rate for buying and selling announced by the PBOC Head Office as of the date on which the Substituted Parent Deposit is deposited with the Company (the "Substituted Parent Deposit"), by wire transfer of immediately available funds to the Company bank account designated by the Company. Within one Business Day after receiving the Substituted Parent Deposit, the Company shall pay to Parent an amount in cash in RMB equal to the Parent Deposit, by wire transfer of immediately available funds to the bank account designated by Parent. At or prior to the Effective Time, the Company shall deposit the Substituted Parent Deposit with the Exchange Agent pursuant to Section 2.03(a).

        (b)   Upon the termination of this Agreement, other than any termination under circumstances where the Company is entitled to retain the Parent Deposit or the Substituted Parent Deposit pursuant to Section 11.04(e), the Company shall return the Parent Deposit or the Substituted Parent Deposit to the bank account designated by Parent in immediately available funds within one Business Day after the occurrence of such event.

        (c)   The Parent Deposit or the Substituted Parent Deposit received by the Company shall be kept in a bank account with no restriction on withdrawal, and shall not be used by the Company in the conduct of its business or investment nor be mingled with the funds of the Company or any of its Subsidiaries.

ARTICLE 7
COVENANTS OF PARENT

        Parent agrees that:

        Section 7.01.  Conduct of Parent.  Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, (i) result in any of the conditions to effecting the Merger becoming incapable of being satisfied, or (ii) prevent, materially delay or materially impede the ability of Parent or Merger Subsidiary to consummate the Merger or the other Transactions, including the financing thereof.

        Section 7.02.  Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

        Section 7.03.  Voting of Shares.  Parent shall and shall cause its Affiliates to vote all Shares beneficially owned by it or them (if any) in favor of authorization and approval of this Agreement at the Company Shareholder Meeting.

        Section 7.04.  Director and Officer Liability.  Parent shall cause the Surviving Company, and the Surviving Company hereby agrees, to do the following:

        (a)   For six years after the Effective Time, the Surviving Company shall indemnify and hold harmless the present and former officers and directors of the Company (each, an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the Cayman Companies Law or any other Applicable Law or provided under the Company's memorandum and articles of association in effect on the date hereof.

        (b)   For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Company's memorandum and articles of association (or in such documents of any successor to the business of the Surviving Company) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

        (c)   Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies (collectively, "D&O Insurance"), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Company or the Surviving Company for any reason fails to obtain such "tail" insurance policies as of the Effective Time, the Surviving Company shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company's current insurance carrier or with an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies as of the date hereof, or the Surviving Company shall purchase from the Company's current insurance carrier or from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company's existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid for its existing D&O Insurance, which amount is set forth in Section 7.04(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

        (d)   If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or

(ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.04.

        (e)   The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the memorandum and articles of association of the Company or any of its Subsidiaries, or under the Cayman Companies Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 7.04.

        Section 7.05.  Stock Exchange Delisting. Parent shall use commercially reasonable efforts to cause the Shares and the ADSs to be (i) de-listed from the NASDAQ as promptly as practicable after the Effective Time and (ii) the Company de-registered under the Exchange Act as promptly as practicable after such de-listing.

        Section 7.06.  Employee Benefit Matters. For the period beginning at the Effective Time and continuing through the first anniversary of the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to provide each employee who is, as of immediately prior to the Effective Time, employed by the Company and its Subsidiaries and continues in employment with the Surviving Company or any other Affiliate of Parent following the Effective Time (each, a "Continuing Employee") with a level of cash compensation at least equal to such employee's level of cash compensation as of immediately prior to the Effective Time and with employee benefits and arrangements that are no less favorable than the employee benefits and arrangements provided by the Sponsor to its own similarly situated employees. Parent shall cause Sponsor to: (a) adopt an equity incentive plan or amend its existing equity incentive plan as soon as reasonably practicable after the Effective Time, pursuant to which Sponsor shall grant to the Continuing Employees, on terms comparable to those provided by Sponsor to its own similarly situated employees, (i) the right to purchase up to 35,000,000 ordinary shares of Sponsor in the private placement by Sponsor to its employees and (ii) options to purchase up to 50,000,000 ordinary shares of Sponsor and (b) employ Mr. Linguang Wu as the co-chairman and the co-chief executive officer of the Surviving Company. For purposes of eligibility to participate and vesting in all benefits provided by Sponsor, the Continuing Employees will be credited with their years of service with the Company and its Subsidiaries.

        Section 7.07.  Sponsor Shareholder Meeting. (a) Parent and Merger Subsidiary shall cause a meeting of the shareholders of the Sponsor (the "Sponsor Shareholder Meeting") to be duly called and held as soon as reasonably practicable after the date hereof, for the purpose of obtaining the Parent Requisite

Shareholder Vote; provided that, subject to compliance with Applicable Law and any correspondence received from any Governmental Authority, Parent and Merger Subsidiary shall use commercially reasonable efforts to cause the Sponsor Shareholder Meeting to be held no later than thirty (30) days after the date of this Agreement. Parent and Merger Subsidiary shall cause the Board of Directors of the Sponsor to (i) recommend the ratification of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger by Sponsor's shareholders, (ii) use its reasonable best efforts to obtain the Parent Requisite Shareholder Vote and (iii) otherwise comply with all legal requirements applicable to such meeting; provided that the Sponsor may adjourn or postpone the Sponsor Shareholder Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), (A) with the consent of the Special Committee, (B) if at the time the Sponsor Shareholder Meeting proceeds to business there are insufficient shares in Sponsor represented (either in person or by proxy) voting in favor of the Parent Requisite Shareholder Vote, or (C) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Sponsor as determined in good faith after consultation with outside counsel is necessary or advisable under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Sponsor's shareholders prior to the Sponsor Shareholder Meeting.

        (b)   Upon the reasonable request of the Special Committee, Parent shall use its commercially reasonable efforts to advise the Special Committee during the last five (5) Business Days prior to the date of the Sponsor Shareholder Meeting, as to the aggregate tally of the proxies received by the Sponsor with respect to the Parent Requisite Shareholder Vote.

        (c)   Parent shall, and cause the Sponsor to, take all actions and do, or cause to be done, all things necessary to maintain in effect and enforce the Sponsor Shareholder Support Agreements and not amend, modify or waive any of the provisions thereof, except with the prior written consent of the Special Committee.

        (d)   Parent shall, and cause the Sponsor to, transmit and deposit the Exchange Fund with the Exchange Agent pursuant to Section 2.03(a) as soon as reasonably practicable, and in any event no later than fifteen (15) Business Days, after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions.

ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

        Section 8.01.  Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Transactions; provided that, for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.01 or Section 6.03 shall be prohibited by this sentence.

        (b)   Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any action, suit, claim, proceeding or investigation, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal. Notwithstanding any other provision of this Agreement to the contrary, Parent shall, and shall cause Sponsor and its Subsidiaries to, take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Sponsor, the Surviving Company, or any of their respective Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to avoid the commencement of any action, suit, claim or proceeding to prohibit the Merger or any of the other Transactions; provided that Parent shall not be required to take, or to cause Sponsor and its Subsidiaries to take, any action that would reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties.

        Section 8.02.  Certain Filings.  (a) As promptly as practicable following the date hereof, the Company shall prepare and mail the Proxy Statement to the Company's shareholders and furnish the Proxy Statement to the SEC under cover of Form 6-K and Parent shall cause the Sponsor to prepare and mail all necessary documents in connection with the convening of the Sponsor Shareholder Meeting and obtaining the Parent Requisite Shareholder Vote; provided that, subject to compliance with Applicable Law and any comments received from any Governmental Authority, the Company shall use commercially reasonable efforts to mail the Proxy Statement to the Company's shareholders within ten (10) days after the date hereof. The Company, Parent and Merger Subsidiary shall cooperate with each other (i) in connection with the preparation of the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Transactions and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers. Without limiting the generality of the foregoing, each of Parent, Merger Subsidiary and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. Each of Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading.

        (b)   Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement (including any amendment or supplement thereto), and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other Governmental Authority with respect to, or any request from the SEC or its staff or any other Governmental Authority for amendments or supplements or other changes to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff or any other Governmental Authority, on the other hand, with respect to the Proxy Statement. Parent and Merger Subsidiary shall provide reasonable assistance and cooperation to the Company in the resolution of comments or requests from the SEC or any other Governmental Authority.

        (c)   Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 6.03, in connection with any disclosure regarding an Adverse Recommendation Change, the Company shall not be required to provide Parent or Merger Subsidiary (i) the opportunity to review or comment on (or include comments proposed by Parent or Merger Subsidiary in) the Proxy Statement or any amendment or supplement thereto, (ii) any comments thereon or requests related thereto or any other filing or correspondence with the SEC or any other Governmental Authority, in each case with respect to such disclosure, or (iii) any notification with respect to any of the foregoing.

        Section 8.03.  Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company (upon prior approval by the Special Committee). Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party; provided, however, that this Section 8.03 shall terminate upon an Adverse Recommendation Change.

        Section 8.04.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

        Section 8.05.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

        (a)   the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any of their respective representations or warranties contained in this Agreement to become untrue or inaccurate in any material respect or any condition to the obligation of any party to effect the Transactions not to be satisfied;

        (b)   any failure of the Company, Parent or Merger Subsidiary, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied;

        (c)   any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

        (d)   any notice or other communication from any Governmental Authority in connection with the Transactions; and

        (e)   any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or the Sponsor or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions;

provided, however, that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        Section 8.06.  No Control of Other Party's Business. Nothing contained in this Agreement is intended to give Parent or Merger Subsidiary, directly or indirectly, the right to control or direct the Company's or any of its Subsidiaries' operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent's or Merger Subsidiary's operations. Prior to the Effective Time, each of Parent, Merger Subsidiary and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

        Section 8.07.  Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company's memorandum and articles of association on the Merger and the other Transactions.

ARTICLE 9
CONDITIONS TO THE MERGER

        Section 9.01.  Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

        (a)   the Shareholder Approval shall have been obtained;

        (b)   the Parent Requisite Shareholder Vote shall have been obtained; and

        (c)   no Applicable Law shall prohibit the consummation of the Merger.

        Section 9.02.  Conditions to the Obligations of Parent and Merger Subsidiary.  The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

        (a)   the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

        (b)   (i) the representations and warranties of the Company set forth in Sections 4.01, 4.03, 4.04 and 4.05 (giving effect to all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (other than representations and warranties that by their terms address matters only as of another specified date, which shall be true only as of such date)

in all respects (except for de minimis inaccuracies); and (ii) the representations and warranties of the Company (other than representations and warranties set forth in Sections 4.01, 4.03, 4.04 and 4.05) contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect on the Company;

        (c)   since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company; and

        (d)   Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

        Section 9.03.  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

        (a)   each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

        (b)   the representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties; and

        (c)   the Company shall have received a certificate signed by a director of Parent to the foregoing effect.

ARTICLE 10
TERMINATION

        Section 10.01.  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

        (a)   by mutual written agreement of the Company and Parent, whether before or after the Shareholder Approval and/or the Parent Requisite Shareholder Vote are obtained;

        (b)   by either the Company or Parent, if:

            (i)  the Merger has not been consummated on or before April 30, 2016 (the "End Date"); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

           (ii)  there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and non-appealable;

          (iii)  at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Shareholder Approval shall not have been obtained; or

          (iv)  at the Sponsor Shareholder Meeting (including any adjournment or postponement thereof), the Parent Requisite Shareholder Vote shall not have been obtained; or

        (c)   by Parent, if:

            (i)  (x) an Adverse Recommendation Change shall have occurred, or (y) a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer; or

           (ii)  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by the Company within thirty (30) days of receipt by the Company of written notice of such breach or failure; provided that, at the time of the delivery of such notice, Parent or Merger Subsidiary shall not be in material breach of its or their obligations under this Agreement;

        (d)   by the Company, if:

            (i)  the Board of Directors of the Company authorizes (upon the recommendation of the Special Committee) the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 11.04; and provided further that the Company shall have complied with the procedure set forth in Section 6.03(c);

           (ii)  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by Parent or Merger Subsidiary within thirty (30) days of receipt by Parent and Merger Subsidiary of written notice of such breach or failure; provided that, at the time of the delivery of such notice, the Company shall not be in material breach of its or their obligations under this Agreement; or

          (iii)  (x) all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof), (y) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 9.03 have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 9.03 and that the Company is ready, willing and able to consummate the Closing, and (z) Parent and Merger Subsidiary fail to complete the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.01(b).

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

        Section 10.02.  Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party's shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Article 11 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
MISCELLANEOUS

        Section 11.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail ("e-mail") transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

    c/o Baihe Network Co., Ltd.
    F/6 Block 3B Wangjing SOHO
    Wangjing Futong East Street No.1, Chaoyang District
    Beijing, 100102
    People's Republic of China
    Attention:     (Jason Tian)
    Facsimile No.: +86 10 5086 3877
    E-mail: jason@baihe.com

  with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    30/F, China World Office 2
    No. 1, Jian Guo Men Wai Avenue
    Beijing, 100004
    People's Republic of China
    Attention: Peter X. Huang, Esq.
    Facsimile No.: +86 10 6535 5577
    E-mail: Peter.Huang@skadden.com

  if to the Company, to:

    Jiayuan.com International Ltd.
    15/F, Anhua Development Building
    No. 35 Anding Road
    Chaoyang District
    People's Republic of China
    Attention: Shang-Hsiu Koo
    Facsimile No.: +86 010 6113 6313
    E-mail: skoo@jiayuan.com

  with a copy to:

    Davis Polk & Wardwell
    2201 China World Office 2
    1 Jian Guo Men Wai Avenue
    Chao Yang District, Beijing 100004
    People's Republic of China
    Attention: Howard Zhang, Esq. / Sam Kelso, Esq.
    Facsimile: +86 10 8567 5102 / +852 2533 1704
    E-mail: howard.zhang@davispolk.com / sam.kelso@davispolk.com or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

        Section 11.02.  Survival of Representations and Warranties.  The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except those covenants and agreements contained in this Agreement (including Article 2, Section 6.06(b), Section 7.04, Section 7.05, Section 7.06 and this Article 11) that by their terms are to be performed in whole or in part after the Effective Time.

        Section 11.03.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived by action taken by or on behalf of their respective Boards of Directors (and in the case of the Company, upon the recommendation of the Special Committee) prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under the Cayman Companies Law without such approval having first been obtained.

        (b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

        Section 11.04.  Expenses.  (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

        (b)   Termination Fee.

            (i)  If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds RMB 75,000,000 or, at the Company's option, the amount of U.S. dollars into which RMB 75,000,000 would be converted using the mid-point exchange rate for buying and selling announced by the PBOC Head Office as of the date of such termination (the "Termination Fee"), in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

           (ii)  If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of the Company or its shareholders and (C) within twelve (12) months following the date of such termination, the Company has entered into a definitive agreement with respect to an Acquisition Proposal (provided that for purposes of this clause (C), each reference to "20%" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "50%") (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in the preceding clause (B)), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

        For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion.

        (c)   Other Costs and Expenses.    Each of the Company and Parent acknowledges that (i) the agreements contained in this Section 11.04 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 11.04 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without these agreements, the parties hereto party would not enter into this Agreement. Accordingly, if either the Company or Parent fails promptly to pay any amount due to the other pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by the other in connection with a legal action to enforce this Agreement that results in a judgment against such defaulting party for such amount.

        (d)   Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section 11.04 and such Termination Fee is paid in full, the Buyer Group Parties shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and no Buyer Group Party shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company's Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions.

        (e)   Upon any termination of this Agreement (i) by the Company pursuant to Section 10.01(d)(ii) or Section 10.01(d)(iii) or (ii) by Parent or the Company pursuant to (A) Section 10.01(b)(iv) or (B) Section 10.01(b)(i) or Section 10.01(b)(ii) if, in the case of this sub-clause (B), any Applicable Law in the PRC shall have prohibited, made illegal or enjoined the consummation of the Merger or any action by or in respect of, or filing with, any Governmental Authority in the PRC required in respect of the consummation of the Merger shall not have been completed, unless such Applicable Law or required action or filing resulted from a change in law or regulation in the PRC occurring after the date of this Agreement (which shall not include any action by any Governmental Authority in the PRC pursuant to any law or regulation in existence on or prior to the date of this Agreement), the Company shall retain the Parent Deposit or the Substituted Parent Deposit (as the case may be) and the Company shall be precluded from any other remedy against any Buyer Group Party, at law or in equity or otherwise, and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against any Buyer Group Party or any of its directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions.

        Section 11.05.  Disclosure Schedule and SEC Document References.  The mere inclusion of an item in either the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

        Section 11.06.  Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.04, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.04, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

        (b)   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

        Section 11.07.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Subsidiary in the Surviving Company, the cancellation of the Shares, the rights provided for in Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Subsidiary and the internal corporate affairs of the Company and Merger Subsidiary.

        Section 11.08.  Jurisdiction.  (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any New York federal court sitting in the Borough of Manhattan of The City of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 11.08, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

        Section 11.09.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        Section 11.10.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

        Section 11.11.  Entire Agreement.  This Agreement (including the exhibits and schedules hereto, including the Company Disclosure Schedule, the Guarantee, the Sponsor Shareholder Support Agreements and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

        Section 11.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

        Section 11.13.  Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 11.13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 11.13. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 11.13.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

JIAYUAN.COM INTERNATIONAL LTD.
By:	/s/ SHANG-HSIU KOO Name: Shang-Hsiu Koo Title: CFO
LOVEWORLD INC.
By:	/s/ FANJIANG TIAN Name: Fanjiang Tian Title: Director
FUTUREWORLD INC.
By:	/s/ FANJIANG TIAN Name: Fanjiang Tian Title: Director

Appendix 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date].

BETWEEN

        (1)   FutureWorld Inc., an exempted company incorporated under the Laws of the Cayman Islands on November 12, 2015, with its registered office situated at the offices of Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands ("Merging Company"); and

        (2)   Jiayuan.com International Ltd., an exempted company incorporated under the Laws of the Cayman Islands on 29 September 2010, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Company" or the "Surviving Company" and together with Merging Company, the "Constituent Companies").

WHEREAS

        (a)   Merging Company and the Company have agreed to merge (the "Merger") on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the "Agreement") dated as of December 7, 2015 between the Merging Company and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the "Companies Law"), pursuant to which the Merging Company will merge with and into the Company and cease to exist and the Surviving Company will continue as the surviving company in the Merger.

        (b)   This Plan of Merger is made in accordance with section 233 of the Companies Law.

        (c)   Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.    The constituent companies (as defined in the Companies Law) to the Merger are the Merging Company and the Company.

NAME OF THE SURVIVING COMPANY

2.    The name of the surviving company (as defined in the Companies Law) shall be Jiayuan.com International Ltd.

REGISTERED OFFICE

3.    The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.    Immediately prior to the Effective Time (as defined below) the authorized share capital of Merging Company was US$50,000 divided into 50,000,000 shares with a par value of US$0.001 each, of which one share was issued fully paid.

5.    Immediately prior to the Effective Time the authorized share capital of the Company was US$100,000 divided into 100,000,000 shares with a par value of US$0.001 each, of which [    •    ] shares were issued fully paid.

6.    The authorized share capital of the Surviving Company shall be US$50,000 divided into 50,000,000 shares with a par value of US$0.001 each.

7.    At the Effective Time, and in accordance with the terms and conditions of the Agreement:

        (a)   Each share in the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued and fully paid share with a par value of US$0.001 each in the share capital of the Surviving Company.

        (b)   Each share in the Company issued and outstanding immediately prior to the Effective Time, other than (i) Company RS and Treasury Shares and (ii) the Dissenting Shares, shall be cancelled and cease to exist in exchange for the right to receive US$5.04 in cash per share without interest.

        (c)   Each Company RS issued and outstanding immediately prior to the Effective Time, whether or not vested, shall be cancelled and cease to exist in exchange for the right to receive US$5.04 in cash per Company RS without interest.

        (d)   Each Treasury Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, and no payment shall be made with respect thereto.

        (e)   Each of the Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law of the fair value of such shares.

8.    At the Effective Time, the rights and restrictions attaching to the shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.    The Merger shall take effect on the date this Plan of Merger is registered by the Registrar of Corporate Affairs of the Cayman Islands (the "Effective Time").

PROPERTY

10.    At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.    The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.    There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.    The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[•]	[•]

SECURED CREDITORS

14.   (a) the Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, and

        (b)   the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.    This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16.    This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Company pursuant to section 233(3) of the Companies Law.

17.    This Plan of Merger has been authorised by the shareholders of each of the Merging Company and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.    This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.    This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

ANNEX B

Appendix II

THE COMPANIES LAW (2013 Revision)(as amended)

EXEMPTED COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

FUTUREWORLD INC.

Maricorp Services Ltd.
31 The Strand
PO Box 2075
Grand Cayman KY1-1105
Cayman Islands

THE COMPANIES LAW (2013 Revision)(as amended)

EXEMPTED COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

FUTUREWORLD INC.

(the "Company")

1.
The NAME of the Company is FutureWorld Inc.

2.
The REGISTERED OFFICE of the Company is situate at the offices of Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands, or at such other place as the Directors may determine.

3.
The OBJECTS for which the Company is established are NOT restricted but, without limiting the generality of the foregoing, the Company shall have full power and authority to do and carry out any and all acts exercisable by a natural person or body corporate or any other legal entity in any part of the world in any capacity whatsoever including whether as principal, agent, contractor, broker, representative, attorney or otherwise and whether alone or jointly with others and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision)(as amended) or any other law of the Cayman Islands or any modifications or re-enactments thereof.

4.
Pursuant to the Companies Law (2013 Revision)(as amended), the Company shall have, and be capable of exercising, all of the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5.
If the Company is registered as an exempted company:

5.1
it shall have the power to apply to the Registrar of Companies to be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands with full power to carry out all or any matters required by section 206 of the Companies Law (2013 Revision)(as amended) or any statutory modifications or re-enactments thereof; and

  5.2
  it shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands provided that nothing in this clause shall be construed so as to prevent the Company effecting and concluding contracts in the Cayman Islands and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.
Nothing in the preceding clauses shall be deemed to permit the Company to carry on such business as requires a licence under applicable Cayman Islands law including, without limitation:

6.1
the business of a bank or trust company unless licensed therefor under The Banks and Trust Companies Law (2013 Revision);

6.2
the business of an insurance company, manager, agent, sub-agent or broker unless licensed therefor under the Insurance Law (2010 Revision); or

6.3
the business of company management unless licensed therefor under The Companies Management Law (2003 Revision)

  or any statutory modification or re-enactment of any of the same for the time being in force.

7.
THE LIABILITY of the members is limited.

8.
THE AUTHORISED SHARE CAPITAL of the Company is fifty thousand United States dollars (US$50,000) divided into fifty million (50,000,000) shares each with a nominal or par value of US$0.001 with the power for the Company, insofar as is permitted by law, to redeem any of its shares, increase or reduce such capital and to issue all or any part of its capital (whether original, redeemed, increased or reduced) with or without any preference, priority or special privilege, or subject to any postponement of rights, or to any conditions or restrictions whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore contained.

I/We, the person or persons who have subscribed our names and addresses, are desirous of being formed into a company, in pursuance of this Memorandum of Association, and I/We respectively agree to take the number of shares in the capital of the Company set opposite my/our respective name/s.

NAME, ADDRESS & DESCRIPTION OF SUBSCRIBER/S	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
MARICORP SERVICES LTD. P.O. BOX 2075 GRAND CAYMAN KY1-1105 CAYMAN ISLANDS	One (1)
COMPANY MANAGEMENT COMPANY

Roger L. Nelson, duly authorised signatory for and on behalf of Maricorp Services Ltd.
TOTAL NO. OF SHARES TAKEN: One (1)
Dated this 12th day of November 2015
Witness to the above signature:

Name: April Ritter P.O. BOX 2075 GRAND CAYMAN KY1-1105 CAYMAN ISLANDS

THE COMPANIES LAW (2013 Revision)(as amended)

EXEMPTED COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

FUTUREWORLD INC.

Maricorp Services Ltd.
31 The Strand
PO Box 2075
Grand Cayman KY1-1105
Cayman Islands

 INDEX TO ARTICLES OF ASSOCIATION

        PRELIMINARY—Article 1

        INTERPRETATION—Article 2

        SHARES—Article 3

        VARIATION OF SHARE RIGHTS—Articles 4 - 5

        NON-RECOGNITION OF TRUSTS—Article 6

        ISSUE OF SHARES—Article 7

        REGISTER OF MEMBERS—Articles 8 - 9

        LIEN—Articles 10 to 13

        CALLS ON SHARES—Articles 14 to 21

        TRANSFER AND TRANSMISSION OF SHARES—Articles 22 to 27

        FORFEITURE OF SHARES—Articles 28 to 34

        CONVERSION OF SHARES INTO STOCK—Articles 35 to 38

        PRE-EMPTIVE AND SHARE RIGHTS—Article 39

        ALTERATION OF SHARE CAPITAL—Articles 40 to 43

        STATUTORY MEETINGS—Articles 44 to 45

        GENERAL MEETINGS—Articles 46 to 51

        PROCEEDINGS AT GENERAL MEETINGS—Articles 52 to 59

        VOTES OF MEMBERS—Articles 60 to 66

        PROXIES—Articles 67 - 70

        RESOLUTIONS IN WRITING—Article 71

        CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS—Article 72

        DIRECTORS AND OFFICERS—Articles 73 to 83

        MANAGING DIRECTOR/OTHER OFFICERS—Article 84

        ALTERNATE DIRECTORS—Articles 85 to 86

        POWERS AND DUTIES OF DIRECTORS—Articles 87 to 91

        DISQUALIFICATION AND PROCEEDINGS OF DIRECTORS—Articles 92 to 100

        TENURE OF OFFICE OF DIRECTORS—Articles 101 to 103

        PRESUMPTION OF ASSENT—Article 104

        SEAL—Articles 105 to 106

        DIVIDENDS AND RESERVES—Articles 107 to 113

        CAPITALISATION OF PROFITS—Articles 114 to 115

        BOOKS OF ACCOUNT—Articles 116 to 120

        NOTICES—Articles 121 to 124

        LIQUIDATION OF THE COMPANY—Articles 125 to 126

        INDEMNITY—Article 127

        AMENDMENT OF MEMORANDUM AND ARTICLES—Article 128

        TRANSFER BY WAY OF CONTINUATION—Article 129

THE COMPANIES LAW (2013 Revision)(as amended)

EXEMPTED COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

FUTUREWORLD INC.

PRELIMINARY

1.
The regulations in Table "A" in the First Schedule to the Law (as defined below) shall not apply to the Company except insofar as they are repeated or contained in these Articles.

INTERPRETATION

2.
In these Articles, if not inconsistent with the subject or context, the following expressions shall have the following meanings:

2.1	"Articles"	means the articles of association of the Company for the time being in force.
	"Company"	means the above named company.
	"Directors"	means the directors for the time being of the Company.
	"Law"	means the Companies Law (2013 Revision)(as amended) of the Cayman Islands and every statutory modification or re-enactment thereof for the time being in force.
	"member"	has the meaning assigned to it in the Law.
	"Memorandum of Association"	means the memorandum of association of the Company for the time being in force.
	"Ordinary Resolution"	means any resolution of the members, not being a Special Resolution, which is either: (i) approved at a duly convened and constituted meeting of the members by the affirmative vote of a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or (ii) consented to in writing by all of the members entitled to vote thereon.
	"Secretary"	means any person appointed to perform the duties of secretary of the Company and shall include an assistant secretary.
	"share"	includes a fraction of a share.
	"Special Resolution"	has the meaning assigned to it in the Law.
2.2	Expressions defined in the Law, or any statutory modification or re-enactment thereof in force at the date on which these Articles become binding on the Company, shall have the meanings so defined.
2.3	Words importing the singular number shall include the plural number and vice versa.
2.4	Words importing the masculine gender shall include the feminine and neuter genders.
2.5	Persons shall include corporations.
2.6	The headings are intended for convenience and shall not affect the construction of these Articles.

SHARES

3.
Subject to the provisions, if any, in that behalf in the Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as the Company may from time to time by Special Resolution determine and, subject to the provisions of the Law, any preference share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed.

 VARIATION OF SHARE RIGHTS

4.
If at any time the share capital is divided into different classes of shares the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of the class. To every such separate general meeting the provisions of these Articles relating to general meetings shall apply, but so that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class (but so that if, at any adjourned meeting of such holders, a quorum as defined above is not present, those members who are present shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and, on a poll, shall have one vote for each share of the class of which he is the holder.

5.
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed not to be varied by the creation or issue of further shares ranking pari passu therewith.

NON-RECOGNITION OF TRUSTS

6.
Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share (except only as is otherwise provided by these Articles, by law or under an order of a court of competent jurisdiction) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

ISSUE OF SHARES

7.
Subject to Article 39 and to the provisions of these Articles relating to shares, the shares shall be at the disposal of the Directors and they may (subject to the provisions of the Law) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions and at such times as they think fit but so that no share shall be issued at a discount, except in accordance with the provisions of the Law, and so that in the case of shares offered to the public for subscription the amount payable on application on each share shall not be less than such percentage of the nominal amount of the share as shall be determined by the Directors.

 REGISTER OF MEMBERS

8.1
Shares in the Company may only be issued as registered shares and may not be exchanged for shares issued to bearer.

8.2
The Directors shall keep or cause to be kept at the Registered Office or such other place determined by the Directors the register of members containing such particulars relating to each member as they may deem appropriate provided that the following particulars are recorded:

8.2.1
the name and address of each member, a statement of the shares of each class held by him and of the amount paid, or agreed to be considered as paid, on such shares;

8.2.2
the date on which the name of each person was entered in the register of members as a member;

8.2.3
the date on which any person ceased to be a member.

8.3
Every person whose name is entered as a member in the register of members shall, without payment, be entitled to a certificate under the seal of the Company specifying the share or shares held by him and the amount paid up thereon provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

9.
If a share certificate is worn out, defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding one United States dollar and on such terms, if any, as to evidence and indemnity as the Directors may prescribe.

LIEN

10.
The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share and the Company shall also have a lien on all shares (other than fully paid-up shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company but the Directors may at any time declare any share to be wholly or partly exempt from the provisions of this Article. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

11.
The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

12.
For giving effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in relation to the sale.

13.
The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

14.
The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times provided that no call shall exceed one-half of the nominal value of the share or be payable earlier than one month from the date fixed for the payment of the previous call and each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed at the determination of the Directors.

15.
A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

16.
The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

17.
If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from such day appointed for payment to the time of actual payment at such rate not exceeding six per cent. per annum as the Directors may determine but the Directors shall be at liberty to waive payment of such interest either wholly or partly.

18.
Any sum which by the terms of issue of a share becomes payable on allotment or on any fixed date (whether on account of the nominal value of the share or by way of premium or otherwise) shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

19.
The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time (whether on account of the nominal value of the share or by way of premium or otherwise) as if the same had become payable by virtue of a call duly made and notified.

20.
The Directors may make arrangements on the issue of shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

21.
The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate, not exceeding (without the sanction of the Company in general meeting) six per cent. per annum, as may be agreed upon between the member paying the sum in advance and the Directors.

TRANSFER AND TRANSMISSION OF SHARES

22.
The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the register of members in respect thereof provided that the Directors may waive execution by the transferee of the instrument of transfer but shall, as soon as possible thereafter, inform the transferee of such waiver of execution.

23.
Subject to such of the restrictions of these Articles (if any) as may be applicable, shares shall be transferred by instrument in writing in the following form or in any usual or common form approved by the Directors:-

SHARE TRANSFER

        I                                      of                                      (the "Transferor") in consideration of the sum of                                      paid to me by                                      of                                      (the "Transferee") do HEREBY TRANSFER to the Transferee the share or shares numbered                          in the Company to hold unto the Transferee, his

  executors, heirs and assigns subject to the conditions on which I hold the same and I, the Transferee, do hereby agree to take the said share(s) subject to such conditions.

  Dated the                                      day of
  Signed by the Transferor:
  WITNESS to the signature of the Transferor:
  Signed by the Transferee:

        WITNESS to the signature of the Transferee:

24.
The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share, whether or not it is a fully paid share. The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided always that such registration shall not be suspended for more than thirty days in any year.

  The Directors may also decline to recognise any instrument of transfer unless:

  24.1
  a fee not exceeding one United States dollar is paid to the Company in respect thereof; and

  24.2
  the instrument of transfer is accompanied by any share certificate to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

  If the Directors refuse to register a transfer of any shares they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

25.
In the case of the death of a member, the legal personal representative of a deceased sole shareholder shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased shareholder, shall be the only persons recognised by the Company as having any title to the share.

26.
Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or bankrupt member before his death or bankruptcy (as the case may be).

27.
A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company. The Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within ninety days, the Directors may, if such shares are redeemable at the option of the Company, redeem such shares but, in the meantime, the Directors may elect to withhold payment of all dividends, bonus or other moneys payable in respect of the share until the requirements of the notice have been complied with.

FORFEITURE OF SHARES

28.
If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and all expenses incurred by the Company by reason of such non-payment.

29.
The notice shall name a day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

30.
If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

31.
A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and, at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

32.
A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of the nominal amount of the shares.

33.
A voluntary declaration in writing that the declarant is a Director or the Secretary and that a share in the Company has been duly sold, forfeited or otherwise disposed of on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale, forfeiture or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold, forfeited or otherwise disposed and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in relation to the sale, forfeiture or disposal of the share.

34.
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time (whether on account of the nominal value of the share or by way of premium or otherwise) as if the same had been payable by virtue of a call duly made and notified.

CONVERSION OF SHARES INTO STOCK

35.
The Company may by Ordinary Resolution convert any paid-up shares into stock, and reconvert any stock into paid-up shares of any denomination.

36.
The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same Articles as and subject to which the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit but the Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum but the minimum shall not exceed the nominal amount of the shares from which the stock arose.

37.
The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not, if existing shares, have conferred that privilege or advantage.

38.
Such of the Articles as are applicable to paid-up shares shall apply to stock and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

PRE-EMPTIVE AND SHARE RIGHTS

39.
The Company may by Ordinary Resolution, before the issue of any shares (whether such shares be of the original, increased or altered capital), determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all existing holders of any class of shares, in proportion as nearly as may be to the number of shares of such class held by them respectively, or make any other provisions as to the issue of such shares.

ALTERATION OF SHARE CAPITAL

40.
The Company may from time to time by Ordinary Resolution increase its share capital by such sum, to be divided into shares of such amount or, if an exempted company, without nominal or par value, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto as the Company in general meeting may determine provided that the Company, if an exempted company, shall not divide its share capital into both shares of a fixed amount and shares without nominal or par value.

41.
Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be considered part of the original capital and shall be subject to the provisions herein contained with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, surrender and otherwise.

42.
The Company may by Ordinary Resolution:

42.1
consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

42.2
sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association subject nevertheless to the provisions of the Law; and

42.3
cancel any shares which, at the date of the passing of the Ordinary Resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

43.
The Company may:

  43.1
  by Special Resolution, and subject to and in accordance with the provisions of the Law, reduce its share capital and any capital redemption reserve fund in any manner whatsoever;

  43.2
  by resolution of its Directors purchase its own shares (including any redeemable shares and fractions of a share) in any manner whatsoever; and

  43.3
  make a payment in respect of the redemption or purchase of its own shares otherwise than out of profits or the proceeds of a fresh issue of shares.

STATUTORY MEETINGS

44.
The Company, if registered as an ordinary non-resident company or an ordinary company under the Law, shall hold a general meeting once in every calendar year at such time and place as may be resolved by the Company in general meeting or, in default, at such time and place as the Directors may determine or, in default, at such time in the third month following that in which the anniversary of the Company's incorporation occurs, and at such place as the Directors shall appoint. In default of a general meeting being so held, a general meeting shall be held in the month next following and may be convened by any two members in the same manner as nearly as possible as that in which meetings are to be convened by the Directors. The above mentioned general meetings shall be called ordinary general meetings; all other general meetings shall be called extraordinary general meetings.

45.
The Company may, but shall not be obliged to, hold one or more Directors' meetings in the Cayman Islands in each calendar year.

GENERAL MEETINGS

46.
The Directors may, whenever they think fit, convene an extraordinary general meeting. If, at any time, there are not sufficient Directors capable of acting to form a quorum, any Director or any one member of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. The Directors shall, upon the requisition in writing of one or more members holding in the aggregate not less than one-tenth of such paid-up capital of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called and shall be left at the registered office of the Company. If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other member or members holding in the aggregate not less than one-tenth of such paid-up capital of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at the registered office of the Company or at some convenient place within the Cayman Islands at such time, subject to the Company's Articles as to notice, as the persons convening the meeting fix.

47.
Subject to the provisions of the Law relating to Special Resolutions, seven days notice at the least (exclusive of the day on which the notice is served or deemed to be served but inclusive of the day for which the notice is given) specifying the place, the day and the hour of the general meeting and, in case of special business, the general nature of that business shall be given in the manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are, under the Articles, entitled to receive such notices from the Company but with the consent of all the members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice and in such manner as those members may think fit.

48.
For the purpose of determining members entitled to notice of or to vote at any meeting of members or any adjournment thereof, or members entitled to receive payment of any dividend, or in order to make a determination of members for any other proper purpose, the Directors may provide that the register of members shall be closed for transfers for a stated period but not to exceed in any case forty days. If the register of members shall be so closed for the purpose of determining members entitled to notice of or to vote at a meeting of members, such register shall be so closed for at least ten days immediately preceding such meeting and the record date (the "Record Date") for such determination shall be the date of the closure of the register of members.

49.
In lieu of or apart from closing the register of members, the Directors may fix in advance a date as the Record Date for any such determination of members entitled to notice of or to vote at a meeting of members and for the purpose of determining the members entitled to receive payment of any dividend the Directors may, at or within ninety days prior to the date of declaration of such dividend, fix a subsequent date no later than the date of declaration as the Record Date for such determination.

50.
If the register of members is not so closed and no Record Date is fixed for the determination of members entitled to notice of or to vote at a meeting of members or members entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the Record Date for such determination of members. When a determination of members entitled to vote at any meeting of members has been made as provided in this section, such determination shall apply to any adjournment thereof.

51.
The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any member entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

52.
All business that is transacted at an extraordinary general meeting, and all that is transacted at an ordinary general meeting (with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, and the ordinary report of the Directors and auditors, the election of Directors and other officers in place of those retiring and the fixing of the remuneration of the auditors) shall be deemed special business.

53.
No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; two members present in person or by proxy and entitled to vote shall be a quorum provided always that, if there is only one member of record entitled to attend and vote at general meetings, that one member present in person or by proxy shall be a quorum and such member may transact business by written resolution as if a meeting were being held under the provisions of these Articles.

54.
If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting the members present shall be a quorum and may transact the business for which the meeting was called.

55.
The Chairman, if any, of the board of Directors shall preside as Chairman at every general meeting of the Company. If there is no such Chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as Chairman, the members present shall choose one of their number to be Chairman of the meeting.

56.
The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

57.
At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman of the meeting or any member present in person or by proxy entitled to vote and, unless a poll is so demanded, a declaration by the Chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

58.
If a poll is duly demanded it shall be taken in such manner as the Chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. A poll demanded on the election of the Chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the meeting directs and any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll. The demand for a poll may be withdrawn.

59.
In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

VOTES OF MEMBERS

60.
Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person, and entitled to vote, shall have one vote. On a poll every member entitled to vote shall have one vote for each share of which he is the holder. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

61.
In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members.

62.
A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, or other person in the nature of a committee appointed by that court and any such committee, receiver or other person may, on a poll, vote by proxy.

63.
Subject to the Law, the Company in general meeting may determine (and may revoke, alter or amend such determination) that no member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

64.
No member shall be entitled to vote at any general meeting unless he is registered as a holder of a voting share of the Company on the Record Date for such meeting.

65.
No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

66.
On a poll or on a show of hands, votes may be given either personally or by proxy.

PROXIES

67.
The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company.

68.
The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or other authority, shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting at such time (if any) as the notice may specify before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposed to vote and, in default, the instrument of proxy may, at the option of the Company, not be treated as valid. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

69.
An instrument appointing a proxy may afford members an opportunity of voting for or against a resolution and may be in the following form or a form as near thereto as circumstances admit or any other form approved by the Directors:-

  I,                                      of                                      being a member of the Company, hereby appoint                                      of                                      as my proxy, to vote for

  me and on my behalf at the (ordinary or extraordinary, as the case may be) general meeting of the Company to be held on the                          day of                                      and at any adjournment thereof.

  Signed by:                                      this                                      day of

70.
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

RESOLUTIONS IN WRITING

71.
A resolution in writing (whether ordinary or special and whether in one or more counterparts) signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

72.
Any corporation which is a member of the Company may, in accordance with its articles of association or, in the absence of such provision, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

DIRECTORS AND OFFICERS

73.
Until otherwise determined by the Company in general meeting, the number of Directors shall not be less than one nor more than ten and the names of the first Directors shall be determined in writing by a majority of the subscribers to the Memorandum of Association.

74.
Thereafter, and subject as otherwise provided in these Articles, Directors shall be appointed by a resolution of the Company. At a general meeting, a motion for the appointment of two or more persons as Directors may be made by a single resolution.

75.
The remuneration of the Directors shall, from time to time, be determined by the Company in general meeting. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with the business of the Company. Any Director who serves on any committee or who devotes special attention to the business of the Company, or who otherwise performs services which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, percentage of profits or otherwise as the Directors may determine.

76.
The Directors may, on behalf of the Company, pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

77.
A Director or officer of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and no such Director or officer shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

78.
A Director or officer of the Company may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director or officer of the Company for such period and on such terms (as to remuneration and otherwise) as the Directors may determine.

79.
No Director or officer of the Company shall be disqualified by his office from holding any office or place of profit under the Company or under any company in which the Company shall be a member or otherwise interested, or from contracting or dealing with the Company either as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director or officer shall be in any way interested, be avoided, nor shall any Director or officer be liable to account to the Company for any profit arising from any such office or place of profit or realised by any such contract or arrangement by reason only of such Director or officer holding that office or of the fiduciary relations thereby established, but it is declared that the nature of his interest must be disclosed by him at the meeting of the Directors at which the contract or arrangement is taken into consideration if his interest then exists, or in any other case at the first meeting of the Directors after the acquisition of his interest. A general notice that a Director or officer is a member of any specified firm or company, and is to be regarded as interested in all transactions with that firm or company, shall be a sufficient disclosure under this Article as regards such Director or officer and the said transactions, and after such general notice it shall not be necessary for such Director or officer to give a special notice relating to any particular transaction with that firm or company.

80.
A Director or officer of the Company may, notwithstanding his interest, be counted in the quorum present at any meeting at which he or any other Director or officer is appointed to hold any such office or place of profit under the Company or at which the terms of any such appointment are arranged and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

81.
Any Director or officer of the Company may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer provided that nothing herein contained shall authorise a Director or officer or his firm to act as auditor of the Company.

82.
The share qualification for a Director may be fixed by the Company in general meeting and, unless and until so fixed, no qualification shall be required.

83.
The Directors may entrust to and confer upon a Managing Director, President, Vice-President, Manager, Secretary, Assistant Secretary, Treasurer or any other officer of the Company any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

MANAGING DIRECTOR/OTHER OFFICERS

84.
The members or the Directors may from time to time appoint one or more of their body to the office of Managing Director, or any other office, on such terms and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit but his appointment shall be subject to determination ipso facto if he ceases from any cause to be Director, or if the members or the Directors resolve that his tenure of the office of Managing Director or such other office be determined.

 ALTERNATE DIRECTORS

85.
Any Director may in writing appoint any person, of whom a majority of the Directors do not object, to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote at such meetings as a Director when the person appointing him is not personally present and, where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Every such alternate shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such an alternate shall be payable out of the remuneration payable to the Director appointing him and the proportion thereof shall be agreed between them. An alternate need not hold any share qualification.

86.
A Director may appoint any person to act as his proxy at meetings of the Directors. Such appointment must be made in writing under the hand of the appointor and may at any time be revoked in like manner, and may be general or for a specified period, or for specified meetings, or for specified resolutions, and may authorise and direct the appointee to be Chairman of such meetings if the appointor would, if present, be entitled to preside, and notice of every such appointment or revocation must be given to the Company, and the appointee need not be a Director or member of the Company, but he must furnish the Company with his address.

POWERS AND DUTIES OF DIRECTORS

87.
The business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting-up and registering the Company and may exercise all such powers of the Company as are not, by the Law or these Articles, required to be exercised by the Company in general meeting subject, nevertheless, to any regulations of these Articles, to the provisions of the Law, and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by the Company in general meeting but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

88.
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, bonds and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

  Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

89.
The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

90.
All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

91.
The Directors shall cause minutes to be made in books provided for the purpose:

91.1
of all appointments of officers of the Company made by the Directors;

91.2
of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

91.3
of all resolutions and proceedings at each meeting of the Company and of the Directors and of any committee of the Directors.

DISQUALIFICATION AND PROCEEDINGS OF DIRECTORS

92.
The office of Director shall, ipso facto, be vacated if the Director:

92.1
dies; or

92.2
becomes bankrupt or makes any arrangement or composition with his creditors generally; or

92.3
is found to be or becomes of unsound mind; or

92.4
resigns his office by notice in writing to the Company; or

92.5
is removed from office by a resolution of the Company.

93.
The Directors may meet together either within or without the Cayman Islands for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit. Except as otherwise determined by the Directors, it shall not be necessary to give written notice of a meeting of Directors. The Directors or any committee thereof may participate in a meeting of the board of Directors or of such committee by means of conference telephone, or similar communications equipment by means of which all persons participating can hear each other, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the Chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

94.
Unless otherwise determined by the Company in general meeting, the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, unless so fixed, shall be two provided always that, if there is only a sole Director, that Director shall be a quorum and such Director may transact business by written resolution as if a meeting were being held under the provisions of these Articles.

95.
A meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Directors generally.

96.
A resolution in writing signed by all the Directors in office (including any duly appointed alternate Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held.

97.
The continuing Directors or sole continuing Director may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

98.
The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

99.
The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors. Save as aforesaid, the meetings and proceedings of a committee consisting of more than one member shall be governed by the provisions of these Articles regulating the proceedings and meetings of Directors.

100.
All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment or continuance in office of any such Director or person acting as aforesaid, or that they or any of them were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed or had duly continued on in office and was qualified or had continued to be a Director and had been entitled to be a Director.

TENURE OF OFFICE OF DIRECTORS

101.
The Directors shall hold and continue in office until they are removed from office under the terms of these Articles or until they resign.

102.
The Company may, by Ordinary Resolution, appoint any person to be a Director, remove any Director and/or appoint another person in his stead.

103.
The Directors shall have the power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles.

PRESUMPTION OF ASSENT

104.
A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary immediately after the adjournment of the meeting. Such right of dissent shall not apply to a Director who voted in favour of such action.

SEAL

105.
Any seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf and every instrument to which the seal has been affixed shall be signed by one person who shall be either a Director or the Secretary or Secretary-Treasurer, Assistant Secretary or some person appointed by the

  Directors for the purpose provided that a Director, Secretary or other officer of the Company or representative or attorney may, without further authority of the Directors, affix any seal of the Company over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever and provided further that share certificates representing shares in the capital of the Company shall be under seal signed by a Director and countersigned by the Secretary or another Director or other authorised person and that the Directors may authorise such share certificates to be issued with the seal and authorised signatures affixed by some method or system of mechanical process.

106.
The Company may have for use in any territory, district or place not situate in the Cayman Islands one or more official seal or seals each of which shall be a facsimile of the seal of the Company and each of which such seal or seals may bear the addition on its face of the name of the territory, district or place where it is to be used.

DIVIDENDS AND RESERVES

107.
Subject to the Law, payment of dividends will be at the sole discretion of the Directors and the Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company. No dividend shall be paid otherwise than out of profits or out of the share premium account or otherwise as permitted by the Law.

108.
Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

109.
The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

110.
If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividends, bonuses or other moneys payable on or in respect of the share.

111.
With the sanction of a general meeting, any dividend may be paid either wholly or partly by the distribution of specific assets and, in particular, of paid-up shares or debentures of any other company or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and, in particular, may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all members, and may vest any such specific assets in trustees upon trust for the members entitled to the dividend as may seem expedient to the Directors.

112.
Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the member or person entitled thereto or, in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the member or person entitled or such joint holders, as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the member or person entitled or such joint holders, as the case may be, may direct.

113.
No dividend shall bear interest against the Company. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared shall be forfeited and shall revert to the Company.

CAPITALISATION OF PROFITS

114.
The Company in general meeting may, upon the recommendation of the Directors, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and not required for the payment or provision of the fixed dividend on any shares entitled to fixed preferential dividends and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full un-issued shares or debentures of the Company to be allotted and distributed credited as fully paid-up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying-up of un-issued shares to be issued to members as fully paid bonus shares.

115.
Whenever such a resolution as aforesaid has been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid-up, of any further shares or debentures to which they may be entitled upon such capitalisation, or as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

BOOKS OF ACCOUNT

116.
The Directors shall cause proper books of account to be kept with respect to:

116.1
all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

116.2
all sales and purchases of goods by the Company; and

116.3
the assets and liabilities of the Company.

  Proper books of account shall not be deemed to be kept with respect to the matters aforesaid if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

117.
The books of account shall be kept at the registered office of the Company, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors as a board and individually.

118.
The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by the Company in general meeting.

119.
The Company in general meeting may determine or, failing such determination, the Directors may determine:

119.1
that there be prepared and/or laid before the Company a profit and loss account, a balance sheet, group accounts and/or reports for such period and on such terms as the Company or Directors may determine;

119.2
that there be laid before the Company in general meeting a copy of every balance sheet together with a copy of the auditor's report which, not less than seven days before the date of the meeting, shall be sent to all persons entitled to receive notices of general meetings of the Company; and

119.3
that the accounts relating to the Company's affairs may be audited in such manner as may be determined from time to time.

120.
The Company in general meeting may revoke, alter or amend any such determination under the preceding Article and the Directors may revoke, alter or amend any determination made by the Directors under the preceding Article.

NOTICES

121.
A notice may be given by the Company to any member either personally or by sending it by post to him at his registered address or, if he has no registered address in the Cayman Islands, to the address, if any, supplied to the Company by him for the giving of notices to him. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice and to have been effected, in the case of a notice of a meeting, at the expiration of three days after the letter containing the same is posted and, in any other case, at the time at which the letter would be delivered in the ordinary course of post. A notice may also be sent by cable, telex or telefax and service of the notice shall be deemed to be effected by properly addressing, prepaying and sending the notice through a transmitting or communications organisation and to have been effected at the expiration of twenty four hours after the same is sent as aforesaid.

122.
A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder named first in the register of members in respect of the share.

123.
A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankruptcy, or by any like description at the address, if any, supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

124.
Notice of every general meeting shall be given in any manner hereinbefore authorised to:

124.1
every member holding voting shares except those members who (having no registered address in the Cayman Islands) have not supplied to the Company an address for the giving of notices to them; and

124.2
every person entitled to a share in consequence of the death or bankruptcy of a member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting.

  No other person shall be entitled to receive notices of general meetings.

LIQUIDATION OF THE COMPANY

125.
If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Law, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between members or different classes of members. The liquidator may with the like sanction vest the whole or any part of the assets in trustees upon such trusts for the benefit of contributories as the liquidator, with the like sanction, shall think fit but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

126.
If the Company shall be wound up, and the assets available for distribution amongst the members shall be insufficient to repay the whole of the paid-up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid-up at the commencement of the winding up on the shares held by them respectively. If, on a winding up, the assets available for distribution amongst the members shall be more than sufficient to repay the whole of the capital paid-up at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital at the commencement of the winding up paid on the shares held by them respectively. This Article is to be without prejudice to the rights of holders of shares issued upon special terms and conditions.

INDEMNITY

127.
Every Director, Managing Director, President, Vice-President, Manager, Secretary, Assistant Secretary, Treasurer or other officer of the Company and their heirs and personal representatives shall be entitled to be indemnified and held harmless out of the assets of the Company against all actions, proceedings, costs, damages, expenses (including reasonable legal and/or accountancy fees), claims, losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted, and no Director or person as aforementioned shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto provided that he acted in good faith and in a manner reasonably believed by him to be in the best interests of the Company and provided further that his actions did not involve negligence, wilful default, fraud or dishonesty.

AMENDMENT OF MEMORANDUM AND ARTICLES

128.
Subject to the provisions of the Law, the Company may by Special Resolution change its name, amend its objects or alter or amend these Articles either in whole or in part.

TRANSFER BY WAY OF CONTINUATION

129.
If the Company is exempted as defined in the Law, it shall, subject to the provisions of the Law, and with the sanction of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

NAME, ADDRESS & DESCRIPTION OF SUBSCRIBER/S

MARICORP SERVICES LTD.
P.O. BOX 2075
GRAND CAYMAN KY1-1105
CAYMAN ISLANDS

COMPANY MANAGEMENT COMPANY

 Roger L. Nelson, Duly authorised signatory for
and on behalf of Maricorp Services Ltd.

Dated this 12th day of November 2015

Witness to the above signature:

 Name: April Ritter
P.O. BOX 2075
GRAND CAYMAN KY1-1105
CAYMAN ISLANDS

ANNEX C

        December 6, 2015

The Special Committee of the Board of Directors
Jiayuan.com International Ltd.
15/F, Anhua Development Building
No. 35 Anding Road
Chaoyang District, Beijing
The People's Republic of China

Members of the Special Committee of the Board of Directors:

        We understand that Jiayuan.com International Ltd. (the "Company") intends to enter into a transaction (the "Proposed Transaction") with LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent") pursuant to which (i) FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub") will merge with and into the Company, and the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and a wholly-owned subsidiary of Parent, and (ii) upon effectiveness of the merger, each issued and outstanding ordinary share of the Company (each, a "Share" and collectively, the "Shares"), including Shares represented by American Depositary Shares (each, an "ADS" and collectively, the "ADSs"), other than Shares held by the Company as treasury shares, restricted Shares and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive US$5.04 in cash (the "Per Share Merger Consideration"), and each issued and outstanding ADS (with two ADSs representing three Shares) representing the right to receive US$7.56 in cash (the "Per ADS Merger Consideration"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger among the Company, Parent and Merger Sub (the "Merger Agreement"). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Merger Agreement.

        We have been requested by the Special Committee of the Board of Directors of the Company (the "Special Committee") to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders and ADS holders of the Per Share Merger Consideration and Per ADS Merger Consideration to be offered to such shareholders and ADS holders, respectively, in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Per Share Merger Consideration to be offered to the holders of Shares or the Per ADS Merger Consideration to be offered to the holders of ADSs in the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement, dated as of December 3, 2015 and the specific terms of the Proposed Transaction; (2) certain publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's financial statements as filed with the U.S. Securities and Exchange Commission; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the ADSs from December 3, 2013 to December 3, 2015; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Special Committee, we have taken into consideration such projections on the assumption that they reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, without independently assessing or opining as to whether the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

        We have assumed that the executed Merger Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. We have also assumed, upon the advice of the Special Committee and without expressing or implying any opinion on the probability of the same, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Merger Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Special Committee has obtained such advice as it deemed necessary from qualified professionals.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Per Share Merger Consideration to be offered to holders of Shares and the Per ADS Merger Consideration to be offered to holders of ADSs in the Proposed Transaction, is fair to such holders.

        We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement. We have in the past provided investment banking and financial services to affiliates of a shareholder of the Company and we may in the future provide investment banking and financial services to the Company, Parent or their affiliates.

        Barclays Bank PLC and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

        This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS BANK PLC

ANNEX D

Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238

Companies Law (2013 Revision)

  Rights of dissenters

238. (1) A member of a constituent company incorporated under this Law will be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

        (2) A member who desires to exercise his entitlement under subsection (1) will give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

        (3) An objection under subsection (2) will include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorized by the vote.

        (4) Within twenty days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company will give written notice of the authorization to each member who made a written objection.

        (5) A member who elects to dissent will, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating:

        (a) his name and address;

        (b) the number and classes of shares in respect of which he dissents;

        and

        (c) a demand for payment of the fair value of his shares.

        (6) A member who dissents will do so in respect of all shares that he holds in the constituent company.

        (7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates will cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

        (8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company will make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company will pay to the member the amount in money forthwith.

        (9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires:

        (a) the company will (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

        (b) the petition by the company will be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

D-1

        (10) A copy of any petition filed under subsection (9)(a) will be served on the other party; and where a dissenting member has so filed, the company will within ten days after such service file the verified list referred to in subsection (9)(b).

        (11) At the hearing of a petition, the Court will determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

        (12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

        (13) The order of the Court resulting from proceeding on the petition will be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

        (14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

        (15) Shares acquired by the company pursuant to this section will be cancelled and, if they are shares of a surviving company, they will be available for re-issue.

        (16) The enforcement by a member of his entitlement under this section will exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section will not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

D-2

ANNEX E

EXECUTION VERSION

SPONSOR GUARANTEE

        GUARANTEE AGREEMENT (this "Agreement") dated as of December 7, 2015 between by Baihe Network Co., Ltd., a joint-stock company incorporated under the laws of the PRC ("Guarantor") and Jiayuan.com International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"). Terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

W I T N E S S E T H:

        WHEREAS, LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Guarantor ("Parent"), and FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent ("Merger Subsidiary" and together with Parent, "Obligor"), is entering into that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, with the Company;

        WHEREAS, as a condition precedent to entering into the Merger Agreement, the Company requires the execution of this Agreement; and

        WHEREAS, Guarantor indirectly owns all of the equity interests in Obligor.

        NOW THEREFORE, in order to induce the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and in consideration of the foregoing recitals, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantor agrees as follows:

ARTICLE 1
REPRESENTATIONS AND WARRANTIES OF GUARANTOR

        Guarantor hereby represents and warrants to the Company as follows:

        Section 1.01.  Organization and Qualification.  Guarantor is a joint-stock company, duly organized and validly existing and in good standing under the laws of the PRC.

        Section 1.02.  Due Authority.  Guarantor has full corporate power and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Guarantor and constitutes a legal, valid and binding obligation of Guarantor enforceable in accordance with its terms. The execution, delivery and performance by Guarantor of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the certificate of incorporation or bylaws of Guarantor, (b) violate any Applicable Law, (c) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Guarantor is entitled under any provision of any agreement or other instrument binding upon Guarantor or (d) result in the creation or imposition of any Lien on any asset of Guarantor.

        Section 1.03.  Solvency.  Guarantor is not insolvent and will not be rendered insolvent as a result of execution of this Guarantee.

        Section 1.04.  Consideration.  Guarantor has received adequate consideration for entering into this Agreement, including the execution of the Merger Agreement by the Company and Obligor, and the undertaking of the Obligations (as defined below) by Obligor.

        Section 1.05.  Acknowledgement of Merger Agreement.  Guarantor acknowledges and adopts the terms and conditions of the Merger Agreement, including (without limitation) Sections 7.06, 7.07, 8.01(b) and 11.04 thereof.

ARTICLE 2
GUARANTEE OF OBLIGATIONS

        Section 2.01.  Guarantee.  (a) Guarantor hereby unconditionally, absolutely and irrevocably guarantees, undertakes and promises to cause, as herein provided, the due and punctual payment and the full and prompt performance by Obligor or its Affiliates of all of the amounts to be paid, including the payment of the Merger Consideration, and all of the terms and provisions to be performed or observed by or on the part of Obligor or its Affiliates, under the Merger Agreement (all such terms and provisions as now or hereafter in existence being collectively called the "Obligations"), whether according to the present terms thereof, or pursuant to any change in the terms, covenants and conditions thereof at any time hereafter made or granted, including pursuant to any amendments, extensions or renewals of the Merger Agreement or the Obligations, subject to the terms and limitations hereof and thereof. Guarantor agrees and acknowledges that no amendment, extension or renewal of the Merger Agreement (whether with or without Guarantor's consent) or the Obligations will discharge or otherwise affect the liability of Guarantor under this Agreement.

        (b)   In the event that Obligor or its Affiliates shall fail in any manner whatsoever to pay, perform or observe any of the Obligations, when and as the same shall be required to be paid, performed or observed under the terms of the Merger Agreement, Guarantor will itself duly and punctually pay, or fully and promptly perform or observe, as the case may be, such Obligations, or cause the same to be duly and punctually paid, or fully and promptly performed or observed, in each case as if Guarantor were itself the obligor with respect to such Obligations under the Merger Agreement.

        Section 2.02.  No Demand or Notice.  (a) It shall not be a condition to the guarantees and agreements set forth in Section 2.01 (the "Guarantee") that the Company shall have first made any request of, or demand upon, or given any notice of the occurrence of a default under the Merger Agreement (unless such notice is specifically required under the Merger Agreement) or any other notice whatsoever to, Guarantor or

Obligor or its Affiliates or any other Person, or shall have instituted any action or proceeding against Obligor or its Affiliates or any other Person in respect thereof, or shall have joined Obligor or its Affiliates in any such action or proceeding.

        (b)   The Company, in asserting the benefit of the Guarantee shall give prompt notice to Guarantor of any failure by Obligor or its Affiliates to pay, perform or observe any Obligation; provided that any failure, delay or defect in the giving of such notice shall not alter or affect the Guarantee under this Agreement.

        Section 2.03.  Waiver of Resort to Security.  Guarantor further agrees that this Agreement, insofar as it constitutes a guarantee of monetary Obligations, constitutes a guarantee of payment when due and not of collection, and Guarantor waives any right to require as a condition to its Guarantee that any resort be had by the Company to any security held for the payment of any Obligation.

        Section 2.04.  No Discharge.  The Guarantee is and shall remain absolute and unconditional irrespective of any circumstance that might otherwise constitute a legal or equitable discharge of a surety or guarantor, as the case may be, with respect to its Guarantee.

        Section 2.05.  Waivers by Guarantor.  (a) Guarantor hereby waives with respect to its Guarantee but without prejudice to the rights of the parties to the Merger Agreement, any notice of acceptance of this Agreement by the Company, grace, presentment, demand, protest, notice of the occurrence of a default under the Merger Agreement and any other notice of any kind whatsoever and promptness in making any claim or demand hereunder.

        (b)   The Guarantee shall not be affected by (i) the failure of the Company to assert any claim or demand or to enforce any right or remedy under the provisions of the Merger Agreement or any agreement related to the foregoing or otherwise, (ii) any extension of the Merger Agreement or any agreement related to the foregoing, (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of the Merger Agreement or of any agreement related to the foregoing, including any change in the time, manner or place of payment or performance of any of the obligations under the Merger Agreement or (iv) the release of any security held for payment of any Obligations.

        Section 2.06.  No Reduction.  (a) The Guarantee shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever.

        (b)   Notwithstanding anything herein to the contrary, the Company hereby agrees that to the extent Obligor is relieved of any of its Obligations pursuant to the terms and conditions of the Merger Agreement, Guarantor shall be relieved to the same extent of its corresponding obligations under this Guarantee.

        Section 2.07.  Enforcement.  Notwithstanding anything herein to the contrary, the Company may proceed to enforce the Guarantee against Guarantor without first pursuing or exhausting any right or remedy that the Company or any of its successors or assigns may have against Obligor or its Affiliates or any other Person.

        Section 2.08.  Continued Effectiveness.  The Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligation of Obligor or its Affiliates is rescinded or must otherwise be restored or returned by the Person receiving such payment upon the insolvency, bankruptcy or reorganization of Obligor or its Affiliates, all as though such payment or part thereof had not been made. Notwithstanding the foregoing, this Guarantee shall terminate and Guarantor shall have no further obligations under this Guarantee upon the termination of the Merger Agreement under circumstances in which the Company is entitled to retain the Parent Deposit or the Substituted Parent Deposit, as the case may be, pursuant to Section 11.04(e) of the Merger Agreement.

        Section 2.09.  No Recourse.  Notwithstanding anything that may be expressed or implied in this Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Guarantee, the Company covenants, agrees and acknowledges that no Person, other than Guarantor and any assignee permitted in accordance with Section 3.10, has any obligations hereunder and that, notwithstanding that Guarantor (and any assignee permitted in accordance with Section 3.10) may be a partnership or limited liability company, the Company has no right of recovery under this Guarantee, or any claim based on such obligations against, and no personal liability based on such obligations shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of Guarantor or Parent or Merger Subsidiary or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, financing source or agent of any of the foregoing, in each case, other than any assignee permitted in accordance with Section 3.10, Parent and Merger Subsidiary (each a "Non-Recourse Party"), through Parent, Merger Subsidiary or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Subsidiary against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Applicable Law, or otherwise, and the Company further covenants, agrees and acknowledges that the only rights of recovery that the Company has in respect of the Merger Agreement or the transactions contemplated thereby are its rights to recover from Parent and Merger Subsidiary under and to the extent expressly provided in the Merger Agreement and its right to recover from Guarantor (but not any Non-Recourse Party) under and to the extent expressly provided in this Guarantee (subject to any limitations expressly provided herein). Recourse against Guarantor under and pursuant to the terms of this Guarantee shall be the sole and exclusive remedy of the Company and all of its Affiliates against Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, including by piercing of the corporate veil or by a claim by or on behalf of Parent or Merger Subsidiary. The Company hereby covenants and agrees that it shall not institute, and it shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against Guarantor or any Non-Recourse Party except for claims against Guarantor under this Guarantee or Obligor under the Merger Agreement. Nothing set forth in this Guarantee shall confer or give or shall be construed to confer or give to any Person other than the Company (including any Person acting in a representative capacity) any rights or remedies against any Person including Guarantor, except as expressly set forth herein.

ARTICLE 3
MISCELLANEOUS

        Section 3.01.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

        Section 3.02.  Jurisdiction; Consent to Service of Process; Waiver.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any New York federal court sitting in the Borough of Manhattan of The City of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (a) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 3.02, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 3.05 shall be deemed effective service of process on such party. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        Section 3.03.  Construction.  Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter. Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Except as expressly provided otherwise, all references to Articles and Sections refer to articles and sections of this Agreement. The word "including" means "including, but not limited to." The words "hereof," "hereby," "herein," "hereunder" and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear. Any reference to a statute, regulation or law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder, all as in effect as of the date hereof. Reference to any Person includes such Person's successors and assigns. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

        Section 3.04.  Amendment.  This Agreement may not be amended except by an instrument in writing executed and delivered by Guarantor and the Company.

        Section 3.05.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail ("e-mail") transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Guarantor, to:

    Baihe Network Co., Ltd.
    F/6 Block 3B Wangjing SOHO
    Wangjing Futong East Street No. 1, Chaoyang District
    Beijing, 100102
    People's Republic of China
    Attention:     (Jason Tian)
    Facsimile No.: +86 10 5086 3877
    E-mail: jason@baihe.com

if to the Company to:

    Jiayuan.com International Ltd.
    15/F, Anhua Development Building
    No. 35 Anding Road
    Chaoyang District
    People's Republic of China
    Attention: Shang-Hsiu Koo
    Facsimile No.: +86 010 6113 6313
    E-mail: skoo@jiayuan.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

        Section 3.06.  Public Announcements.  Neither Guarantor nor the Company will issue or make any press releases or similar public announcements concerning the Guarantee or this Agreement without the prior written consent of each of the parties hereto, except as may be required by Applicable Law. In the event that it is required by Applicable Law to make a disclosure concerning this Agreement such party shall use diligent efforts to first notify the other parties hereto before making such disclosure.

        Section 3.07.  Expenses.  Except as otherwise expressly provided herein, all costs and expenses incurred by Guarantor in connection with this Agreement shall be paid by Guarantor, and all costs and expenses incurred by the Company in connection with this Agreement shall be paid by the Company or its Affiliates.

        Section 3.08.  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 3.09.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and the invalid, illegal or unenforceable provision shall be reformed to the minimum extent required to render such provision valid, legal and enforceable and in a manner so as to preserve the economic and legal substance of the transactions contemplated hereby to the fullest extent permitted by Law. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the Guarantee contemplated hereby is fulfilled to the extent possible.

        Section 3.10.  Assignment.  This Agreement shall not be assigned by Guarantor or the Company (including by operation of law or otherwise), except in connection with an assignment permitted under the Merger Agreement and provided that no such assignment shall relieve the assignor of its obligations hereunder. Any purported assignment of this Agreement in violation of this Section 3.10 shall be null and void.

        Section 3.11.  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of the Company (and its Affiliates) and its (and their) permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        Section 3.12.  Counterparts.  This Agreement may be executed in multiple counterparts and by Guarantor and the Company in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement may be executed by facsimile; provided that each party hereto uses commercially reasonable efforts to deliver to each other party hereto original signatures as soon as possible thereafter.

        Section 3.13.  Entire Agreement.  This Agreement, the Merger Agreement and the Confidentiality Agreement constitute the entire agreement of Guarantor and the Company with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among Guarantor and the Company with respect to the subject matter hereof.

[Balance of page intentionally left blank]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

GUARANTOR:
BAIHE NETWORK CO., LTD.
By:	/s/ FANJIANG TIAN Name: Fanjiang Tian Title: Chairman, GM

ACCEPTED:
JIAYAUN.COM INTERNATIONAL LTD.
By:	/s/ SHANG-HSIU KOO Name: Shang-Hsiu Koo Title: CFO

[Signature Page to Sponsor Guarantee]

ANNEX F

Directors and Executive Officers of the Parties

1.     Directors and Executive Officers of the Company

        The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands with its principal business address at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the PRC. The telephone number of the Company's principal executive office is +86 (10) 6442-2321.

        During the last five years, none of the Company or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        The name, business address, present principal employment and citizenship of each director and executive officer of the Company are set forth below. Unless otherwise indicated, the business address of each director and executive officer is 15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the PRC.

Name	Business Address	Present Principal Employment	Citizenship
Yongqiang Qian	15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the PRC	Chairman	PRC
JP Gan	15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the PRC	Independent Director	USA
Xiaochuan Wang	15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the PRC	Independent Director	PRC
Paul Keung	15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the PRC	Independent Director	Hong Kong
Gaofei Wang	15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the PRC	Independent Director	PRC
Linguang Wu	15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the PRC	Director and Chief Executive Officer	PRC

Name	Business Address	Present Principal Employment	Citizenship
Shang-Hsiu Koo	15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the PRC	Chief Financial Officer	USA
Hui Song	15/F, Anhua Development Building No. 35 Anding Road, Chaoyang District, Beijing, the PRC	Vice President of Finance and Accounting	PRC

        Yongqiang Qian has been the chairman of our board of directors since 2007 and co-chairman of our board of directors since December 2012. Prior to joining our board, Mr. Qian was a board member and vice president of New Oriental Education & Technology Group, a U.S. publicly-listed company, which he co-founded in November 1993, and served as a vice principal of Beijing New Oriental School and chief executive officer of New Oriental Online from 1993 to 2006. Mr. Qian was the chairman of the board of Beijing Liandong Weiye Technology Development Co., Ltd. Mr. Qian was a founder of New Oriental Online and established New Oriental Online's distance education service and online book store in June 2000. Mr. Qian received an MBA degree from the School of Management of Yale University in 2000 and graduated from North China University of Technology in 1994.

        JP Gan has served as a director of our company since 2007 and as an independent director since May 2012. Mr. Gan is a managing director and has served as a member of the investment committee of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation, a Nasdaq-listed wireless Internet company. Prior to joining KongZhong Corporation, Mr. Gan was a director of the Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked in the investment banking division of Barclays in Hong Kong from 1999 to 2000 and worked at PricewaterhouseCoopers LLP in the United States from 1994 to 1997. Mr. Gan is a member of the board of directors of Taomee Holdings Ltd. and Ctrip.com International Limited, both of which are U.S. publicly-listed companies. He obtained an MBA degree from the University of Chicago Graduate School of Business in 1999 and a bachelor of business administration from the University of Iowa in 1994.

        Xiaochuan Wang has served as our independent director since May 2012. Mr. Xiaochuan Wang has been the chief executive officer of Sogou.com, or Sogou, a business unit of NASDAQ-listed Sohu.com Inc., or Sohu, since August 2010. In this role, he has led the development of a range of popular Sogou-branded products, including a search engine, Chinese character input tool and web browser. Mr. Wang also currently serves as chief technology officer at Sohu, overseeing the firm's research and development efforts. Prior to joining Sohu, Mr. Wang worked at ChinaRen, previously the largest online Chinese alumni club, where he spearheaded the development of the first open promotion search engine platform in China. He joined Sohu in 2000 upon its acquisition of ChinaRen. He holds a bachelor's degree in computer science and a master's degree in engineering from Tsinghua University.

        Paul Keung has served as our independent director since May 2012. Mr. Paul Keung has served as the chief financial officer of Tian Ge Interactive Holding Limited, or Tian Ge, a live social video company listed on Hong Kong Stock Exchange, since April 2014. Prior to joining Tian Ge, Mr. Keung served as chief financial officer and senior vice president of business development at NYSE-listed Taomee Holdings Limited, or Taomee, from February 2011 to April 2014. Prior to joining Taomee, Mr. Keung was managing director at Oppenheimer Investments Asia from 2008 to 2011, where he oversaw the firm's Asia research practice. Between 2000 and 2008, Mr. Keung was executive director of CIBC World Markets, where he was primarily responsible for coverage of the Internet and media sectors in the US and China. From 1998 to 2000, Mr. Keung served as chief information officer at Wyndham International, a global hospitality company. Between 1994 and 1998, he held various roles in investment banking and equity research at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers. He holds a bachelor's degree in hotel administration from Cornell University and a master's degree in real estate from New York University.

        Gaofei Wang has served as our independent director since October 2014. Mr. Gaofei Wang has been the chief executive officer of Weibo Corporation, or Weibo, a NASDAQ-listed company, since February 2014 and a senior vice president of SINA Corporation, or SINA, also a NASDAQ-listed company, since May 2013. Mr. Wang has been actively involved in the product and business development of Weibo since its inception and was promoted to general manager of Weibo in December 2012. Mr. Wang joined SINA in August 2000 and worked in its product development department until early 2004 when he transferred to the SINA Mobile division. Mr. Wang served as general manager of SINA Mobile from November 2006 to November 2012. Mr. Wang holds a bachelor's degree in computer science from Peking University and an Executive MBA from Guanghua School of Management of Peking University.

        Linguang Wu has served as our chief executive officer since December 2012 and was our co-chief executive officer from March 2012 to December 2012. Mr. Wu was previously a vice president of Nasdaq-listed KongZhong Corporation, or KongZhong, a provider of digital entertainment services for consumers in China, where he served in various managerial roles from 2002 until 2011. Mr. Wu was a member of the founding team at KongZhong and held numerous management positions, overseeing technology, operations, billing and licensing for the mobile and online game divisions over a ten-year career at KongZhong. Before joining KongZhong, Mr. Wu was a technology manager at Sohu.com from 2000 to 2002, where he was responsible for several key projects, including Sohu.com's flash mail, alumni club and website security. Mr. Wu received his bachelor's degree in electronic engineering from the University of Science and Technology of China in 1995.

        Shang-Hsiu Koo has been our chief financial officer since December 2010. Prior to joining us, Mr. Koo was an equity research analyst at Piper Jaffray from June 2010 to December 2010 and a vice president at CapitalVue from December 2008 to June 2010. Prior to joining CapitalVue, Mr. Koo was a China online game and Internet media analyst at Oppenheimer & Co. from February 2008 to December 2008. Mr. Koo was at Pacific Epoch from June 2004 to December 2007 where he was a partner from 2005 to 2006. Mr. Koo received a master's degree in economics from Boston University in 2004 and bachelor's degrees in electrical engineering and economics from University of Illinois at Urbana-Champaign in 2003.

        Hui Song joined us as our financial controller in July 2010 and became our vice president of finance and accounting in January 2011. Mr. Song was promoted to senior vice president of finance and accounting in December 2011. Prior to joining us, Mr. Song was an auditor at KPMG from August 2001 to June 2010, serving as an audit manager from 2007 to 2010. Mr. Song received his bachelor's degree in accounting from Capital University of Economics and Business in 2001. He is a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants, and a member of the Certified Internal Auditors.

2.     Directors and Executive Officers of Parent and Merger Subsidiary

        Each of Parent and Merger Subsidiary is an exempted company with limited liability incorporated under the laws of the Cayman Islands for the purpose of completing the Transactions, including the Merger, with its registered office located at the offices of Maricorp Services Ltd., 31 The Strand, PO Box 2075, Grand Cayman KY1-1105, Cayman Islands, and its business telephone number is +86 (10) 5820-8188. Parent is directly and wholly owned by Tian Jin Baihe Times Asset Management Co., Ltd., a wholly-owned subsidiary of Baihe, and Merger Subsidiary is directly and wholly owned by Parent.

        The sole director of each of Parent and Merger Subsidiary is Mr. Tian Fanjiang. Mr. Tian is the chairman and chief executive officer of Baihe. The business address of Mr. Tian is c/o Baihe Network Co., Ltd., F/6 Block 3B Wangjing SOHO, Wangjing Futong East Street No.1, Chaoyang District, Beijing, the PRC. Mr. Tian is a citizen of the People's Republic of China.

        During the last five (5) years, none of Parent, Merger Subsidiary and Mr. Tian has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

3.     Directors and Executive Officers of Baihe

        Set forth below for each director and executive officer of Baihe is his or her respective present principal employment and citizenship. The address of the Company's directors and executive officers is c/o Baihe Network Co., Ltd., F/6 Block 3B Wangjing SOHO, Wangjing Futong East Street No.1, Chaoyang District, Beijing, the PRC.

Name	Present Principal Employment	Citizenship
Tian Fanjiang	Chairman and Chief Executive Officer	PRC
Chen Mingxi	Director	PRC
Mu Yan	Director	PRC
Ning Yuanxi	Director	PRC
Long Junsheng	Director	USA
He Fang	Director	PRC
Zhang Jun	Director	PRC
Qian Jiang	Supervisor	PRC
Kang Wenjun	Supervisor	PRC
Jia Qingmin	Supervisor	PRC
Xie Mei	Chief Financial Officer and Secretary to the Board of Directors	PRC
Zhang Weizuo	Vice President	PRC
Tang Zhouyue	Vice President	PRC
Chen Hui	Vice President	PRC
Li Hao	Vice President	PRC
Yu Xiang	Vice President	PRC
Yang Yixin	Vice President	PRC
Wu Ping	Vice President	PRC

        During the last five (5) years, none of Baihe or its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.